As filed with the Securities and Exchange Commission on January 6, 2003
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                             REGISTRATION STATEMENT
                                      Under
                                   SCHEDULE B
                                       Of
                           The Securities Act of 1933
                                   -----------
                                Republic of Chile

                              (Name of Registrant)
                                   -----------

                            Jorge Valenzuela Jorquera
                     General Consul of the Republic of Chile
                       886 United Nations Plaza, Suite 601
                            New York, New York 10017

                 (Name and address of Authorized Representative
                     of the Registrant in the United States)
                                   -----------
            It is requested that copies of notices and communications
             from the Securities and Exchange Commission be sent to:

            Roger W. Thomas                             Stuart K. Fleischmann
            William F. Gorin                             Shearman & Sterling
   Cleary, Gottlieb, Steen & Hamilton                    599 Lexington Avenue
            1 Liberty Plaza                            New York, New York 10022
        New York, New York 10006
                                   -----------

                  Approximate date of commencement of proposed
                sale to the public: From time to time after this
                    Registration Statement becomes effective.


           The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

                                           CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum     Proposed Maximum
                                           Amount To Be        Offering Price     Aggregate Offering         Amount of
         Title of Each Class of             Registered           Per Unit(1)          Price(1)(2)         Registration Fee
      Securities To Be Registered
--------------------------------------------------------------------------------------------------------------------------------
       Debt securities and Warrants      US$2,000,000,000           100%           US$2,000,000,000        US$184,000(3)
--------------------------------------------------------------------------------------------------------------------------------

(1) Estimated for purposes of determining the registration fee.
(2) Exclusive of accrued interest, if any.
(3) The fee may be credited from amounts pre-paid by the Registrant.


           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
           Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to Debt Securities and/or Warrants having an aggregate principal amount of US$823,910,000 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant's Registration Statement No. 333-13974 under Schedule B and not previously sold in the United States. In the event any previously registered Debt Securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

                              CROSS REFERENCE SHEET


                Between Schedule B of the Securities Act of 1933
                               and the prospectus


Schedule B
Item Number                      Location in Prospectus
-----------                      ----------------------

      1..........................Cover Page
      2 .........................Use of Proceeds**
      3 .........................Public Sector Debt; Description of the
                                 Securities; Tables and
                                 Supplemental Information*,**
      4 .........................Public Sector Debt
      5 .........................Public Sector Finances*
      6 .........................**
      7 .........................Authorized Representative
      8 .........................**
      9 .........................**
     10 .........................Plan of Distribution**
     11 .........................***
     12 .........................Validity of the Securities***
     13 .........................***
     14 .........................***
-----------

* Information to be provided from time to time by amendment to this Registration Statement.

** Information to be provided from time to time in Prospectus Supplements to be delivered in connection with the offering of Debt Securities and/or Warrants to Purchase Debt Securities.

*** Information included in Part II to this Registration Statement or as an Exhibit thereto or to be filed by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. Chile may not sell securities using this prospectus until the prospectus is delivered in its final form. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any state where the offer is not permitted.


                  SUBJECT TO COMPLETION, DATED JANUARY 6, 2003






PRELIMINARY PROSPECTUS


                                Republic of Chile

                          Debt Securities and Warrants


         The Republic of Chile may from time to time offer and sell its debt securities and warrants in amounts, at prices and on terms to be determined at the time of sale and provided in one or more supplements to this prospectus. Chile may offer securities with an aggregate principal amount of up to $2,823,910,000. The debt securities will be direct, unconditional and unsecured external indebtedness of Chile. The debt securities will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of Chile. The full faith and credit of Chile will be pledged for the due and punctual payment of all principal and interest on the securities.

         Chile will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

         Chile may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

                        --------------------------------

         You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

                        --------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        --------------------------------

                 The date of this prospectus is January  , 2003.

                  TABLE OF CONTENTS

                                                  Page
                                                  ----

About This Prospectus..............................ii
Certain Defined Terms and Conventions...............1
Forward-Looking Statements..........................2
Data Dissemination..................................3
Use of Proceeds.....................................3
Summary ............................................4
Republic of Chile...................................6
The Economy........................................11
Balance of Payments and Foreign Trade..............38
Monetary and Financial System......................47
Public Sector Finances.............................71
Public Sector Debt.................................83
Description of the Securities......................92
Taxation .........................................106
Plan of Distribution..............................109
Official Statements...............................110
Validity of the Securities........................110
Authorized Representative.........................111
General Information...............................111
Tables and Supplemental Information...............124

                              About This Prospectus

         This prospectus provides you with a general description of the securities Chile may offer. Each time Chile sells securities covered by this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information contained herein as updated by the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the heading "General Information--Where You Can Find More Information."

         This prospectus is based on information that is publicly available or that Chile has supplied, unless otherwise expressly stated. Chile confirms that:

     o The information contained in this prospectus is true and correct in all material respects and is not misleading as of its date;

     o It has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

     o It accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.

         Chile is a foreign sovereign state. Therefore, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Chile. Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is destined to diplomatic and consular missions and to the residence of the head of such missions or to military purposes, including such property which is property of a military character or under the control of a military authority or defense agency, since such waiver is not permitted under the laws of Chile. Chile reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to any action brought against it under the U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Chile with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Chile unless a court were to determine that Chile is not entitled under the Immunities Act to sovereign immunity with respect to such action. Chile will irrevocably submit to the jurisdiction of any federal or state court in the Borough of Manhattan, the City of New York and will irrevocably waive, to the fullest extent permitted by law, any immunity from the jurisdiction of such courts in connection with any action based upon the securities covered by this prospectus or brought by any holder of securities covered by this prospectus. Notwithstanding the absence of a waiver of immunity by Chile, it would be possible to obtain a United States judgment in such an action against Chile if a court were to determine that Chile is not entitled under the Immunities Act to sovereign immunity with respect to such action. The enforceability in Chile of such a judgment is dependent on such judgment not violating the principles of Chilean public policy.

                      Certain Defined Terms and Conventions

Exchange Rates

         For your convenience, Chile has provided translations of certain amounts into U.S. dollars at the rates specified below unless otherwise indicated.

                                                 Observed Exchange Rate (1)
                                                 --------------------------
At December 31, 2000..........................     Ps.572.68 per US$1.00
Average for year ended December 31, 2000......     Ps.539.49 per US$1.00
At December 31, 2001..........................     Ps.656.20 per US$1.00
Average for year ended December 31, 2001......     Ps.634.94 per US$1.00
At June 30, 2002..............................     Ps.697.62 per US$1.00
At December 31, 2002..........................     Ps.712.38 per US$1.00
Average for year ended December 31, 2002......     Ps.688.94 per US$1.00
------------------------
(1) As reported by the Central Bank.

         For amounts relating to a period, pesos are translated into U.S. dollar amounts using the average exchange rate for that period. For amounts at period end, pesos are translated into U.S. dollar amounts using the exchange rate at period end.

         The Central Bank reported the observed exchange rate for January 2, 2003 as Ps.718.61 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

Presentation of Financial Information

         All annual information presented in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

         Since Chile's official financial and economic statistics are subject to review by the Central Bank, the information in this prospectus may be adjusted or revised. The information and data contained in this prospectus for December 31, 2001 and thereafter is preliminary and subject to further revision. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

Defined Terms

         This prospectus defines the terms set forth below as follows:

          o Gross domestic product or GDP means the total value of final products and services produced in Chile during the relevant period.

          o Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Chilean customs upon entry of goods into Chile on a cost, insurance and freight included or CIF basis and (ii) for purposes of balance of payments, statistics collected on a free on board or FOB basis at a given departure location.

          o Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Chilean customs upon departure of goods from Chile on a FOB basis and (ii) for purposes of balance of payments, statistics collected on a FOB basis.

          o Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the later December against the indices for the prior December. See "Monetary and Financial System--Inflation."

         Unless otherwise indicated, all annual rates of growth are average annual compounded rates, and all financial data is presented in current prices.

         This prospectus refers to the state-owned companies and institutions as indicated below:

Banco del Estado de Chile..............................    Banco Estado
Corporacion de Fomento de la Produccion................    Corfo
Corporacion Nacional del Cobre de Chile................    Codelco
Empresa Nacional de Petroleo...........................    Enap
Empresa Nacional de Mineria............................    Enami

                           Forward-Looking Statements

         The following documents relating to the securities to be offered by this prospectus may contain forward-looking statements:

          o    this prospectus; and

          o    any prospectus supplement.

         Forward-looking statements are statements that are not about historical facts, including statements about Chile's beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Chile undertakes no obligation to update publicly any of them in light of new information or future events, including changes in Chile's economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

         Forward-looking statements involve inherent risks and uncertainties. Chile cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

          o adverse external factors, such as high international interest rates, low copper and mineral prices and recession or low growth in Chile's trading partners. High international interest rates could increase Chile's current account deficit and budgetary expenditures. Low copper and mineral prices could decrease the government's revenues and could also negatively affect the current account deficit. Recession or low growth in Chile's trading partners could lead to fewer exports from Chile and, indirectly, lower growth in Chile.

          o adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves.

          o other adverse factors, such as climatic or seismic events, international or domestic hostilities and political uncertainty.

                               Data Dissemination

         Chile is a subscriber to the International Monetary Fund's Special Data Dissemination Standard ("SDDS"), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called "Advance Release Calendar." For Chile, precise dates or "no-later-than-dates" for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund's Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund's Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org/country/chlcats.htm. Neither Chile nor any agents or underwriters acting on behalf of Chile in connection with the offer and sale of securities as contemplated in this prospectus accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

                                 Use of Proceeds

         Unless otherwise specified in a prospectus supplement, Chile will use the net proceeds from the sale of securities offered by this prospectus for the general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness.

                                     Summary


         This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in the debt securities. You should read the entire prospectus and any prospectus supplement carefully.

                         Selected Financial Information

                                                                                                                Six months
                                                                                                                ended June
                                            1997        1998            1999          2000           2001         30, 2002
                                         ----------   ----------   -------------  -------------  -------------  ----------
                                                  (In millions of US$, except as otherwise indicated)
THE ECONOMY
Gross Domestic Product (GDP) (1)          US$ 82,891   US$ 79,266   US$ 73,046(4)  US$ 74,953(4)  US$ 66,450(4) US$ 33,769
Real GDP (in billions of constant
   1996 pesos)...................         Ps. 33,301   Ps. 34,377   Ps. 34,041(4)  Ps. 35,533(4)  Ps. 36,533(4) Ps. 18,696
   % Change from prior year......                6.6%         3.2%      (1.0)%(4)        4.4%(4)        2.8%(4)        1.9%
Consumer price index (annual rate of
   change).......................                6.0%         4.7%         2.3%           4.5%           2.6%          0.8%
Wholesale price index (annual rate of
   change).......................                1.9%         0.3%        13.5%           7.9%           3.1%          4.9%
Unemployment rate (annual average)               6.1%         6.3%         9.8%           9.2%           9.1%          9.5%
Balance of payments (in millions
   of US$).......................
     Trade balance...............         US$(1,396)   US$(2,010)   US$  2,459     US$  2,154     US$  2,094    US$  1,797
     Current account.............            (3,672)      (4,014)        (302)        (1,073)        (1,241)           194
     Capital account (including
        change in reserves)......              3,422        4,131          881            491          2,356          (500)
     Errors and omissions........                249        (117)        (579)            582        (1,115)           306
Central Bank net international
   reserves (period-end).........             18,111       16,203       14,923         15,051         14,387        15,219
Number of months of import coverage             11.4         10.6         12.2           10.6           10.5           N/A
PUBLIC FINANCE (in billions of US$)
Public sector revenue (2)........         US$   18.0   US$   17.2   US$   15.5     US$   16.9     US$   15.4    US$   16.7(5)
     % of GDP....................               21.7%        21.6%        21.3%          22.5%          23.2%          N/A
Public sector expenditure (2)....               16.5         16.9         16.5           16.8           15.6          16.9(5)
     % of GDP....................               19.9%        21.3%        22.6%          22.4%          23.5%          N/A
Public sector surplus/(deficit)(2)               1.5          0.3        (1.0)            0.1          (0.2)           0.2(5)
     % of GDP....................                1.8%         0.4%       (1.4)%           0.1%         (0.3)%          N/A
Consolidated non-financial public
   sector surplus/ (deficit).....                0.7        (0.5)        (1.1)          (0.4)          (0.4)           N/A
     % of GDP....................                0.8%       (0.6)%       (1.5)%         (0.6)%         (0.7)%          N/A
PUBLIC DEBT (3) (in millions of US$)
   Public external debt..........              5,088        5,714        5,827          5,522          5,759         6,646(6)
   Public external debt/GDP......                6.1%         7.2%         8.0%           7.4%           8.7%          N/A
   Public external debt/exports..               28.4%        34.9%        33.9%          28.7%          31.1%          N/A
------------------------

(1) GDP in US dollars calculated by transforming the nominal GDP in pesos at the average exchange rate of each period.
(2)  Central government.
(3) Includes short-, medium- and long-term debt of the non-financial public sector. The non-financial public sector includes the central government, municipalities and public owned enterprises, and does not include Banco Estado and the Central Bank.
(4)  Preliminary.
(5)  As established in the 2002 Budget Law.
(6)  As of June 30, 2002.
Source:  Central Bank, Budget Office and National Statistics Institute.

                                 [MAP OF CHILE]

                                Republic of Chile

Area and Population

         Chile covers an area of approximately 756,626 square kilometers (excluding the Antarctic Territory with an area of approximately 1,250,000 square kilometers). Continental Chile occupies a narrow strip of land, with an average width of 177 kilometers, extending approximately 4,270 kilometers along South America's west coast. Its borders are with Peru in the north, the Antarctic Territory in the south, Bolivia and Argentina in the east and the Pacific Ocean in the west. Continental Chile's geography is dominated by a range of Pacific coastal mountains in the west, the Andes Mountains in the east and a valley that lies between these two ranges. Southern Chile is an archipelago, with Cape Horn at its tip. Chile's territory also includes several islands, including Easter Island, Juan Fernandez Island and Sala y Gomez Island.

         Continental Chile has five well-defined geographic regions: the northern desert, the high Andean sector, the central valley, the southern lake district and the archipelago region. Outside the urban areas, approximately 21% of the land is forested. The remainder consists primarily of agricultural areas, deserts and mountains. The northern desert region is rich in various mineral resources. The climate is dry and hot in the north, temperate in the central regions and cool and wet in the south.

         Chile's population, industry and arable land are mainly concentrated in the central valley, which includes the nation's capital and largest city, Santiago, and in its two largest ports, San Antonio and Valparaiso. Chile's population is approximately 15.1 million, with an annual average growth rate of 1.2% from April 1992 to April 2002. Its population is highly urbanized, with approximately 87% living in cities in 2000, and approximately 40% of Chile's urban dwellers reside in the Santiago metropolitan area, which includes the city of Santiago and the surrounding region. The Chilean population has a 96% literacy rate, and Spanish is the official language.

         Chile considers itself an upper-middle income economy. The following table sets forth comparative GNP figures and select other comparative statistics for 2001:

                                                                                                          United
                             Argentina     Brazil       Chile      Colombia      Mexico     Venezuela     States
                            -----------  ---------    ---------    ---------   ---------    ---------    ---------
 Per capita GNP (1)........  US$11,690    US$ 7,450    US$ 9,420    US$ 5,984   US$ 8,770    US$ 5,890    US$34,870
  Life expectancy (in years)        74           68           76           72          73           73           77
 Infant mortality (as % of
   live births) (2)........        1.7%         3.0%         1.0%         2.0%        2.9%         1.9%         0.7%
 Adult literacy rate.......         97%          86%          96%          92%         92%          93%          97%(3)
---------------------------

(1) Figures are adjusted for purchasing power parity.
(2) Infant mortality per 1,000 live births.
(3) Source: CIA World Fact book.
Source:  The World Bank.

Constitution, Government and Political Parties

         Chile is organized as a republic and has a democratic political system based on several fundamental democratic precepts: governance based upon the rule of law, separation of powers and freedom of the press. The Chilean Constitution, approved in a national referendum in 1980 and amended in 1989, provides for a system of government composed of three parts: an executive branch headed by a President with a non-renewable six-year term, a legislative branch consisting of a two-chambered Congress, formed by a Senate and a Chamber of Deputies, and a judicial branch with a Supreme Court as its highest authority.

         The Congress consists of a Senate, with 48 Senators, and a Chamber of Deputies, with 120 members. Of the 48 Senators, 38 are elected by popular vote to staggered eight-year terms and all 120 Deputies are elected to four-year terms. In addition to the 38 elected Senators, the Senate has nine ordinary institutional Senators, all of whom serve eight-year terms. Of these nine institutional Senators, three are appointed by the Supreme Court, the National Security Council appoints four and the President appoints two. The Constitution also allows past presidents who have served a full six-year term to become special institutional Senators for life. Former President Eduardo Frei Ruiz-Tagle exercised this right, increasing the total number of institutional Senators from nine to ten.

         There are 21 judges on the Supreme Court, who are each appointed by the President with the Senate's consent and serve until age 75.

         Since its independence from Spain in 1810 until 1973 (with the exception of short intervals in the early 1800s and from 1924 to 1925 and 1931 to 1932), Chile had a democratically elected government. In September 1973, a military junta assumed power until 1990.

         Former President Patricio Aylwin, a member of the Christian Democrat Party, reinstated civilian rule when he took office for a four-year term on March 11, 1990. His election in December 1989 followed a negotiated transition from military rule that included a countrywide plebiscite in 1988, as contemplated in the 1980 Constitution. With the support of the Concertacion coalition described below, Eduardo Frei Ruiz-Tagle, also a member of the Christian Democratic Party was elected to the presidency in December 1993 for a six-year term and he took office on March 11, 1994. In December 1999, with the support of the Concertacion coalition, Ricardo Lagos, a member of the Socialist Party, was elected to the presidency for a six-year term. He took office on March 11, 2000.

         The Chilean political system is primarily comprised of two major political groups, which are the center-left coalition and the center-right opposition.

          o The center-left coalition, Concertacion, includes the centrist Christian Democratic (known in Chile as the PDC) and Radical Social Democratic (PRSD) parties, as well as the moderate leftist Party for Democracy (PPD) and the Socialist Party (PS).

          o    The  center-right  coalition  includes the National Renewal Party
               (RN) and the Independent Democratic Union (UDI).

         Chile also has several other smaller parties, including a Communist Party, which is not represented in either the executive branch or in Congress, but does have elected representatives in certain local governments. Because voting for the Chamber of Deputies is done on a district by district basis, Deputy candidates for smaller parties may receive a majority of votes within a particular district (and therefore be elected to the Chamber of Deputies) even though the party with which they are affiliated may not receive a significant percentage of total votes on a national level.

         The following tables set forth the results of the presidential elections held in 1989, 1993 and 1999, and of the congressional elections held in 1989, 1993, 1997 and 2001:

                             Presidential Elections

                               1989         1993         1999        1999(2)
                             -------      -------      -------      -------
Center-Left...........          55.2%        58.0%        48.0%        51.3%
Center-Right..........          29.4         30.6(1)      47.5         48.7
Far-Left..............          --            4.7          3.2         --
Humanist and Green....          --            6.7          1.0         --
Centrist Union........          15.4         --            0.4         --
                             -------      -------      -------      -------
     Total............         100.0%       100.0%       100.0%       100.0%
                             =======      =======      =======      =======
------------------------

(1) Aggregate percentage represented by two center-right presidential candidates.
(2) Second round took place in January 2000.

                  Congressional Elections (Chamber of Deputies)

                            1989           1993           1997            2001
                           ------         ------         ------          ------
Center-Left...........       51.5%          55.4%          50.5%           47.9%
Center-Right..........       34.2           36.7           36.3            44.3
Far-Left..............        5.3            6.4            7.5             5.2
Humanist and Green....       --              1.4            2.9             1.1
Centrist Union........        2.6           --              2.1            --
Others................        6.4            0.1            0.7             1.5
                           ------         ------         ------          ------
     Total............      100.0%         100.0%         100.0%          100.0%
                           ======         ======         ======          ======

         The following table sets forth the composition of the Senate and Chamber of Deputies as of March 31, 2002:


                   Composition of Senate                                Composition of Chamber of Deputies

Center-Left....................................       20     Center-Left..................................       63

Center-Right...................................       18     Center-Right.................................       57
                                                                                                                 --
Institutional..................................       10          Total...................................      120
                                                      --                                                      =====
     Total.....................................       48
                                                      ==

------------------------
(1) Four institutional senators are members of Concertacion.

         Chile will hold its next presidential and congressional elections in December 2005.

         In November 2002, a court in the city of Rancagua authorized the suspension of five Concertacion deputies as part of a bribery investigation. This action is currently the subject of an appeal. If the Supreme Court confirms the suspension, the ruling coalition will maintain a one-vote advantage over the opposition.

         The National Security Council, a special governmental body in Chile, advises the President on domestic and national security issues and also appoints four of the nine ordinary institutional Senators. The Council was created pursuant to the Constitution in 1980 and began full operations in 1989 as part of the transition to democracy. The Council is composed of eight voting members, which include the President of Chile, the President of the Senate, the Chief Justice of the Supreme Court, each of the Commanders-in-Chief of the three branches of the Armed Forces, the Head of the Police Force and the General Comptroller. Non-voting members of the Council include the Ministers of the Interior, Foreign Relations, National Defense, Economy and Finance.

International and Regional Relations

         Chile has had no significant regional or international conflicts in recent years. Chile is a member of or party to:

          o the United Nations, as a founding member, including many of its specialized agencies;

          o    the Organization of American States;

          o the General Agreement on Tariffs and Trade (as a founding member);

          o    the World Health Organization;

          o    the World Trade Organization (WTO);

          o    the International Labor Organization;

          o    the International Monetary Fund or IMF;

          o the International Bank for Reconstruction and Development or the World Bank;

          o    the Inter-American Development Bank;

          o    the International Conference of Copper Exporting Countries; and

          o    the Asian Pacific Economic Cooperation forum or APEC.

         Chile maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade, investment and services. Chile is a member of the Latin American Integration Association, a regional external trade association.

         Chile has signed a series of bilateral investment protection and promotion treaties designed to provide a high degree of security to foreign investors.

         In 1994, Chile became a party to the Marrakech Agreement, which is a trade agreement executed among the members of the WTO. Chile has entered into bilateral free trade agreements with Canada and Mexico. In addition, Chile has entered into trade liberalization agreements with Colombia, Ecuador, Peru, Venezuela and five countries of Central America (El Salvador, Costa Rica, Honduras, Nicaragua and Guatemala). Chile also negotiated limited agreements with Bolivia and Cuba. Currently, Chile is negotiating a free trade agreement with the European Free Trade Association (or EFTA), which includes Iceland, Liechtenstein, Norway and Switzerland.

         In 1994, Chile joined the Asia-Pacific Economic Cooperation, or APEC, a forum committed to the liberalization and opening of trade and investments in the Asia-Pacific area. APEC has set deadlines for achieving free trade for industrialized economies by 2010 and for developing ones by 2020. Chile is committed to meeting the deadlines for industrialized economies.

         In December 1994, at the first Summit of the Americas, 34 American countries agreed to negotiate the creation of a Free Trade Area of the Americas, or FTAA, by the year 2005. In April 1998, at the second Summit of the Americas, the FTAA negotiations were officially launched. Participants in the FTAA established nine negotiating groups on market access, agriculture, investment, subsidies, antidumping and countervailing duties, intellectual property rights, government procurement, services, competition policies and dispute settlement mechanisms. Chile is an active participant in these negotiations.

         In June 1996, the four Mercosur members (Argentina, Brazil, Paraguay and Uruguay) agreed to include Chile in Mercosur with a special associate status. In October 1996, Chile became a participant in Mercosur arrangements pursuant to a free-trade agreement, but does not participate in Mercosur's common external tariff, which is higher than Chile's. The majority of traded products will be free of tariff duties by 2004, with the remaining traded products free of tariff duties by 2014.

         In 1996, Chile and the European Union, or EU, signed a bilateral framework agreement liberalizing trade between the two parties. The pre-negotiation phase formally concluded in May 1998, and the European Commission approved directives for the negotiations with Chile in July 1998. In April 2002, Chile and the EU announced the consensus that had been reached in all matters for the Economic, Political and Cooperation Agreement negotiated during the previous 18 months. In November 2002, the treaty was signed by the Chilean government and the fifteen Foreign Affairs ministers of the EU. The agreement has been submitted for approval to the Chilean Congress and the European Parliament, and the government expects it to be implemented during 2003. The Chilean Chamber of Deputies approved the agreement on December 18, 2002. If approved by the Senate, the agreement will immediately end tariffs on 85% of goods and services traded between Chile and the EU. The trade flows between Chile and the EU were approximately US$8.0 billion last year.

         In October 2002, Chile and South Korea successfully completed negotiation of a free trade agreement. This agreement is significant both because it is the first of its kind between a Latin American country and an Asian country, and because of its broad scope, including trade not only in goods but also in services and investments. Upon effectiveness of the agreement, 77.5% of Chile's non-copper exports to Korea will be exempted from all tariffs, increasing to 88.4% beginning on the fifth anniversary of the agreement. Of Chile's imports from Korea, 66.7% will be exempted from tariffs upon effectiveness of the agreement, increasing to 83.7% beginning on the fifth anniversary of the agreement. Dispute settlement and other mechanisms to promote stability of trade between the two countries are part of the agreement. In 2001, the value of trade between Chile and South Korea totaled approximately US$1.1 billion, and of which US$563.2 million was attributable to Chilean exports. The treaty is subject to legislative approval in both countries and is expected to come into effect in early 2003.

         In December 2002, Chile and the United States reached consensus on a free trade agreement after 14 rounds of negotiations. Under the agreed terms, once the agreement is ratified, 87% of Chilean exports to the U.S. will enter free of tariffs, a percentage that will rise to 94.8% as of the third anniversary of the agreement. The rest of the products will be free of tariffs within 12 years. During 2001, exports from Chile to the U.S. reached US$3.35 billion, an increase of US$168 million from the year 2000. The year 2001 represented the fourth consecutive year in which Chilean exports to the U.S. rose. The U.S. market is one of the most stable destinations for Chile's exports, accounting for approximately 20% of total Chilean exports. Any treaty will be subject to ratification by the legislatures of both countries.

Measures Implemented to Deter Terrorism and Money Laundering

         Chile is committed, through its membership in the United Nations and the Organization of American States (OAS) to taking decisive action, with the international community, against terrorism. In respect of United Nations activities, Chile has adopted measures implementing Security Council resolution 1373 of 2001. See "The Economy--Measures in place to deter Terrorism and Money Laundering--Security Council resolution 1373 (2001)."

         As pro tempore secretariat of the Rio Group, it has been Chile's task to coordinate the Group's position at the twenty-fourth meeting of consultation of OAS Ministers of Foreign Affairs, including the organization of a meeting of legal experts from the member countries with a view to considering legal issues relating to the prevention and suppression of terrorist acts, particularly in the framework of Security Council resolution 1373.

         The government has adopted the necessary measures for the implementation of resolution 1373. To that end, President Lagos issued Decree 488 of October 4, 2001. At the government level, Chile established an inter-ministerial group to be coordinated by the Minister of Foreign Affairs. The group has analyzed the measures Chile might adopt to implement the resolution and the relevant international agreements to which it is a party.

         The Chilean Congress is now debating an amendment to the law on illicit traffic in narcotics and other drugs, which would provide for the establishment of a Financial Analysis and Intelligence Unit aimed at preventing the use of the financial system and other sectors of the economy for the commission of a number of offenses defined therein. It is expected that the Unit will investigate the financing of terrorist activities and expand measures to combat drug traffic, including financial operations that might be used to fund terrorist activities.

         Banks and financial institutions have been instructed to implement certain recommendations that expand the concept of illegal activities. The list of persons and organizations linked to international terrorism transmitted to the government in accordance with Security Council resolutions has been issued, distributed and investigated by the competent bodies.

Litigation

         On April 20, 1998, Mr. Victor Pey Casado and the Fundacion Presidente Allende initiated proceedings against Chile before the International Centre for Settlement of Investment Disputes, seeking damages, in the amount of approximately US$500 million, for the confiscation of the newspaper El Clarin after a military junta assumed power in 1973. Chile has stated that the ICSID has no jurisdiction over the case. Proceedings are currently pending. A similar claim has been brought against Chile before the Court of Concepcion, Chile, by Sociedad Periodistica Chile S.A. in connection with the confiscation of "El Color" newspaper, seeking damages in the amount of approximately US$174.1 million.

         On March 12, 2002, Compania de Telecomunicaciones de Chile (Telefonica-Chile) filed a lawsuit against the government of Chile seeking damages in the amount of approximately US$275 million. The lawsuit involves the issuance of Supreme Decree No. 187 by the Ministry of Transport and Telecommunications on August 21, 1999, which approved a new set of tariffs applicable to certain telecommunication services provided by Telefonica-Chile for the period 1999-2004. Telefonica-Chile alleges that the government made a number of arbitrary determinations and erroneous calculations in issuing that Supreme Decree that resulted and can be expected to result in tangible losses to Telefonica-Chile, for which it is seeking compensation. The government firmly rejects these allegations and expects to prevail in the lawsuit.

         Although Chile is actively defending these disputes, through the Consejo de Defensa del Estado (the Chilean Office of the Attorney General), no assurances can be given regarding their outcome.

                                   The Economy

History and Background

         Chile is a country with rich natural resources, and its economy has been oriented historically towards the export of primary products. During the international economic crisis of the 1930s, however, the market for Chilean exports collapsed and international capital markets effectively were closed to both private and public sector Chilean borrowers. In reaction, successive governments sought to reduce Chile's dependence on foreign trade by implementing import substitution policies designed to promote domestic industries and discourage imports. The strategy was supplemented by giving the state a role in the development of some key sectors (including electricity and steel). As a result of these policies, its role in the economy expanded in the following decades.

         As part of the government's efforts to liberalize Chile's economy between 1964 and 1966, the administration of President Eduardo Frei Montalva (1964 to 1970) lowered external tariffs and greatly reduced other non-administrative import barriers. In addition to these economic reforms, the administration tried to professionalize Chile's monetary policy by recruiting career economists to the Central Bank and the Ministry of Finance. Despite these more liberal economic policies, Chile's economy was still heavily regulated by the late 1960s.

         The socialist government of President Salvador Allende (1970 to 1973) further increased the government's role in the economy by implementing a widespread nationalization program, deepening agrarian reform and increasing government expenditures. By 1973, inflation reached an annual rate of more than 500%, industrial output declined more than 6% and the Central Bank's foreign exchange reserves stood at slightly above US$40 million.

         Following the military coup d'etat in 1973, the military government led by General Augusto Pinochet (1973 to 1990) introduced liberal economic reforms designed to open the economy to foreign investment, liberalize foreign trade and reduce the central government's size and influence in the economy. Although the military government was able to reduce inflation, eliminate budget deficits and initiate an economic recovery, Chile's economy continued to suffer in the early 1980s due to macroeconomic policies and a global recession that resulted in an external debt crisis. See "Public Sector Debt--Debt Service and Debt Restructuring." The government's decision to implement an austerity program and depreciate the peso contributed to a sharp recession that began in 1982 with real GDP decreasing 13.4% during that year. In 1983, real GDP further decreased 3.5% and unemployment reached a peak of 20.5% (without taking into account certain ad-hoc emergency employment programs developed by the government). However, from 1984 to 1989, these measures resulted in:

          o    increased exports;

          o    an average GDP growth of 6.7% per year;

          o    a 66.6% reduction in the current account deficit;  and

          o    a steady rise in international reserves.

         In 1985, the government launched a series of privatizations with the objective of broadening the base of equity owners (so-called "popular capitalism"). These economic policies and the government's expansionary monetary policy led to an approximately 22.8% increase in domestic spending for the two-year period from 1987 to 1989, which in turn led to increases in inflation. When the elected government of President Aylwin took office in 1990, it implemented a contractionary macroeconomic policy designed to correct these economic imbalances.

         In December 1989, the government redefined the Central Bank as a fully autonomous agency functioning independently from the central government. At the time, the autonomous and independent status of Chile's Central Bank was unique in Latin America. The Central Bank's two main objectives are to reduce inflation and to ensure the regular flow of external and domestic payments. See "Monetary and Financial System--Role of the Central Bank." The government also undertook a deliberate effort to coordinate macroeconomic policies between the Central Bank and the Ministry of Finance.

         During the 1990s, the coalition governments of President Patricio Aylwin (1990 to 1994) and President Frei Ruiz-Tagle (1994 to 2000), the son of the former President Eduardo Frei (1964 to 1970), sought to provide stability and economic growth to Chile. Both administrations attempted to construct a wide consensus around free-market economic principles including respect for private property, the limited role of the government in economic affairs, free trade, open and fair competition and sound fiscal policies. The government attributes economic growth during this period primarily to increases in investment as well as exports, with a focus on diversifying exports away from copper.

Current Macroeconomic Situation

         After eleven years of autonomous action by the Central Bank, including the setting of explicit inflation targets, inflation gradually tended to decrease in the period 1990 to 1999, from 27.3% in 1990 to 2.3% in 1999, consistent with the current Central Bank medium term target of 3%, with a range of 2-4% per year. In the following years, inflation has remained at a low level consistent with target of the Central Bank of 2-4%. With respect to public finance management, the current administration has reaffirmed its commitment to budgetary discipline by setting a goal of achieving a structural surplus equal to 1% of GDP each year. The government believes that pursuing a structural surplus balance policy will enable it to achieve a counter-cyclical fiscal policy. See "Public Sector Finances--The New Framework for Formulation of Fiscal Policy."

         Since 1999, the Central Bank has allowed the currency to float freely against the United States Dollar and other currencies according to market forces. Under certain exceptional circumstances and under strict transparency standards, the Central Bank maintains its right to intervene in the exchange rate market. The combination of strict monetary policy, fiscal policy and free floating exchange rate have facilitated the strengthening of the economy due to historically low interest rates and a depreciating currency. Chile's currency was tested when, after a prolonged period of rapid economic growth, the Chilean economy, along with most emerging market economies, faced the effects of the international crises that originated in 1998 in Asia. The external contagion forced a severe reduction in domestic demand, a strong real depreciation of the peso and resulted in the first recession in 17 years that drove the unemployment rate above 10 percent, a level that had not been reached in Chile since 1988. The Chilean economy initiated a recovery from the recession in the last quarter of 1999. In 2000, GDP growth reached 4.4%.

         In 2001 and 2002, Chile's growth has fallen short of the average rate prevailing in the 1990s, reflecting mainly the effects of a cyclical downturn in the international economy. The uncertainty in the international capital markets, events related to September 11, 2001 and the accounting frauds and financial problems affecting some American companies have worsened the international economic situation in 2002. These external shocks have strongly impacted Chilean economy growth. Nevertheless, Chilean macroeconomic and microeconomic policies and the important role of Chilean institutions have helped to stabilize the economy.

         The following table sets forth information regarding Chile's recent macroeconomic performance:

                        Recent Macroeconomic Performance

                                                                                       Domestic
                                         Current Account(1)         GDP Growth       Demand Growth
                                         ------------------         ----------       -------------
                                        (in millions of US$)
2000 (2)
     First quarter....................         602.0                      3.6%              3.3%
     Second quarter...................        (598.5)                     5.0               9.7
     Third quarter....................        (556.5)                     4.5               4.6
     Fourth quarter...................        (519.9)                     4.4               5.9
2001 (2)
     First quarter....................         (12.8)                     3.0               3.4
     Second quarter...................        (202.8)                     3.8              (0.7)
     Third quarter....................        (779.7)                     2.7              (0.2)
     Fourth quarter...................        (245.7)                     1.7              (4.9)
2002 (2)
     First quarter....................         221.8                      1.5              (2.9)
     Second quarter...................         (27.6)                     1.7              (0.4)
     Third quarter....................        (860.1)                     1.8               2.6

------------------------
(1) Cumulative 12 month.
(2) Preliminary.
Source: Central Bank.

         Chilean Reactions to the Argentine and Brazil Crisis

         The recent crises in Argentina and Brazil have affected the growth of the Chilean economy. However, Chilean economic authorities have analyzed the interactions with those economies and have concluded that the economic crises do not constitute a significant source of macroeconomic risk to Chile. The direct and indirect commercial ties between Chile and Argentina and Chile and Brazil are limited. The direct and indirect exposure of the Chilean financial system to the Argentine economy is also relatively limited. Chile believes that the total investment in Argentina by Chilean companies is between US$3 billion and US$5 billion, depending on the method of measurement. Chile expects that the Argentine crisis may have negative effects on these companies, but that the crisis will have limited effects on the overall Chilean economy. According to these statistics, the average Chilean company with investments in Argentina receives less than 20% of its total revenues from Argentina, and guarantees granted by Chilean entities to Argentine companies do not represent more than 3.6% of the total assets of these companies.

         Direct investment by Chilean companies in Brazil is less than direct investment in Argentina, and guarantees granted by Chilean entities to Brazilian companies are less than those granted to Argentine companies.

         Because exports to Argentina and Brazil in 2001 represented only 8.0% of the total exports of Chile, the government believes that the devaluation of the Argentine peso and the Brazilian real have a limited impact on Chile's trade balance. Two-thirds of exports to Brazil are commodities, which Chile believes are relatively easy to reallocate to the rest of the world. Additionally, the export base of Chile and Argentina are different, so the government does not expect significant displacement of Chilean exports by Argentine products in markets outside the two countries.

         According to information gathered by the government, the exposure of Chilean banks in Argentina as of December 31, 2001 was 0.48% of total loans in the financial system in Chile (approximately US$228 million). In the case of Brazil, this exposure reached 2% of total loans. Because Chilean government regulations authorize pension funds to invest only in investment grade instruments of Chilean entities, the government believes that exposure in Argentina and Brazil is only indirect through investment grade companies that have investments in those countries.

         No assurance can be given that Chile will not be negatively affected by economic and political conditions in Brazil, Argentina or other countries in the region.

     Agenda Pro Crecimiento

         In October 2001, the government and the Sociedad de Fomento Fabril, a trade association that represents all major private industrial and manufacturing businesses in Chile, commenced work on the Agenda Pro Crecimiento, a technical analysis of several administrative and legal reforms designed to foster the growth of the economy. Twenty-eight commissions were set up, composed of experts from both the public and private sectors, and worked for over two months performing analyses of tax structure, competitiveness, technological development, capital markets, public expenditure effectiveness, labor regulations and other areas. The government has declared its willingness to take into account the proposals of the commissions and to seek to implement their recommendations.

Role of the Government in the Economy

         Beginning in 1974, the military government began to implement free-market economic policies, including the elimination of long-standing widespread price controls. The government undertook large scale privatizations, which were among the most important aspects of these structural reform measures. In addition to curbing inflation, the military government embarked on a comprehensive privatization program, divided primarily into two phases. In the first phase, between 1974 through 1979, the government privatized most state-owned banks and manufacturing firms, which previous administrations had nationalized in the early 1970s. By 1980, the government had privatized approximately 90% of all previously state-owned companies, which represented more than 500 companies. In addition, the government began a comprehensive reform of its social security system in 1980. Under this reform, the government replaced the social security system with a privately run system of individual pension plans. This privatized pension system is based on individualized accounts with fully funded, vestable and portable benefits that are entrusted to specialized pension management companies known as administradoras de fondos de pensiones, or AFPs. See "Monetary and Financial System--The Chilean Pension System."

         In the second phase of privatizations, between 1984 through 1989, the privatization efforts of the government focused on traditional state-owned companies such as the telecommunications, electricity and steel production enterprises. By 1989, the government had also privatized most of the state-owned enterprises held by Corfo, a state-owned holding company that held a substantial amount of the government's interest in state-owned companies. By the end of this phase, the government had sold 33 state-owned enterprises.

         Beginning in 1990, the administrations of President Aylwin and President Frei modified the government's policy towards privatizations, increasing transparency in the process. Since the previous administration had already undertaken a large-scale program of privatizations to reduce the overall size of the public sector, the government of President Aylwin decided to analyze future privatizations on a case-by-case basis, and in certain limited cases, to retain an interest in the privatized companies. As of November 2002, there have been 19 principal privatizations since 1990 in different sectors, including sanitation, power utility and transportation. These privatizations have resulted in approximately US$2.6 billion in proceeds to the government. After completing a series of important privatizations in the 1990s, the government does not anticipate additional privatizations of major state-owned companies.

         The following table sets forth the government's share ownership for the principal state-owned enterprises as of December 31, 2001:

                            Public Sector Enterprises

                                                                                 Total          Total
                                                               Percentage      Assets at     Assets as a
                                                                of State     December 31,     Percentage
                                                              Ownership at       2001         of GDP at
                                                              December 31,   (in millions    December 31,
                                                                  2001          of US$)          2001
                                                             -------------  -------------   --------------
Principal Public Sector Enterprises:
     Banco Estado (financial)...............................      100.0%       US$5,758.3        8.7%
     Codelco (copper).......................................      100.0           6,103.5        9.2
     Enap (oil and gas).....................................      100.0           1,767.1        2.7
     Enami (mining).........................................      100.0             784.8        1.2
     Empresa de Ferrocarriles (railroad)....................      100.0             531.6        0.8
     Empresa de Correos de Chile (postal)...................      100.0              60.5        0.1

Other Significant Public Sector Enterprises by Sector:
     Ports(1)...............................................      100.0             883.5        1.4
     Water Supply(2)........................................      100.0             728.3        1.1
     Transportation(3)......................................      100.0           1,177.8        1.8
     Services(4)............................................       --                89.2        0.1
     Energy(5)..............................................       99.8              10.7        0.0

------------------------

(1) Comprised of ten companies, which are 100% state-owned, and which were created from the division of Emporchi, the state-owned ports company. As of September 2001, the government had granted total or partial concessions over four ports: Valparaiso, San Antonio, San Vicente-Talcahuano and Iquique.
(2) Comprised of eight companies, which are 100% state-owned (after the privatization of five companies).
(3)  Comprised of one company, which is 100% state-owned.
(4) Comprised of five companies, of which one is 100% state-owned, one is 99.6% state-owned, one is 99.9% state-owned, one is 90.8% and one is 52.0% state-owned.
(5)  Comprised of one company, which is 99.8% state-owned.
Source: Budget Office.

         On December 31, 1998, the government divided Emporchi, a state-owned ports company, into ten state-owned companies, each to be operated by a private company under a concession or license from the government. The government initiated the concession process during the first semester of 1999, beginning with three ports: Valparaiso, San Antonio and San Vicente-Talcahuano. A concession for the port of Iquique was granted during 2000. Prior to 1999, Chile's water supply sector was comprised principally of 13 state-owned companies, accounting for 92% of water supply. In November 1997, Congress enacted a law authorizing private investment in the water sector and the transfer of up to 65% of its property to the private sector. By 2001, the government had privatized five of the 13 state-owned water companies. Under the current administration, the remaining state-owned water companies will be subject to a long-term concessions program under which they will be transferred to private control. In 2001, this process began with the concession of one of the eight remaining companies.

         During the administration of President Lagos, the government sold its remaining 35.6% and 9.2% interest in Colbun, a power utility company and Aguas Andina, a sanitation company.

Second Generation Reforms

         During the 1990s, the government undertook structural reforms of public works, the education system and the justice system. The government views these second generation reforms as a continuation of the structural economic changes that began with the first generation reforms of the 1980s, which included the adoption of a privately administered system of individual pension plans and the implementation of a comprehensive privatization program. During the current administration, the government is committed to deepening these reforms, and selectively identifying additional reform areas, such as the healthcare system and the modernization of the state. See "Monetary and Financial System--The Chilean Pension System" and "--Role of the Government in the Economy."

     Public Works--Infrastructure Concessions

         The Concessions Act and the Financing of Infrastructure Act, both adopted in 1991 and later modified in 1996, are aimed at increasing private investment in the infrastructure sector. The main goal of the Concessions Act is to provide certain guarantees for and flexibility in the form of concessions to foreign and local investors. The objective of the Financing of Infrastructure Act is to provide alternatives for the financing of infrastructure projects using direct investment from institutional and other long-term investors.

         Concessions are granted by the government through the Ministry of Public Works, which awarded its first concession in 1993. Concessions may be applied to any public works project. Generally, a concessionaire undertakes to construct or improve a facility and then to operate and maintain it for a specified period. In return, the government provides the concessionaire with the design and monitors the construction and operation of the facility. Concessions typically last from 10 to 30 years, although the law allows for periods of up to 50 years.

         As of August, 2002, 35 concession projects, including projects such as the rehabilitation and maintenance of 2,284 kilometers of highway (including a substantial part of the Pan American Highway) and of eight regional airports, had been successfully put out to bid to the private sector with investments totaling US$5.4 billion. Among the projects to be included in future concessions are the building of new schools, hospitals and jails.

         The government may provide on a case by case basis a minimum revenue guarantee to a concessionaire. This guarantee is a percentage of the estimated revenues for a given period. If there is a revenue guarantee, the concessionaire must transfer 50% of any amount in excess of a specified real rate of return to the Ministry of Public Works. The government assesses each project to determine how risks associated with the project should be shared by the concessionaire and the government. A concessionaire may raise additional funds by issuing non-recourse bonds backed by revenues from the concession and the minimum revenue guarantee, if any, by the government. The government has also created a foreign exchange hedge mechanism for public work concessions financed in foreign currencies to reduce currency risk exposure, which is also available on a case by case basis.

     Education Reforms

         Chile's education system is decentralized. Public schools are managed by municipal governments, which are responsible for their own budgets but have no taxing authority. Families are free to choose between public and publicly certified private schools. Public and some private schools receive monthly transfers from the government based on their number of students. The most difficult systemic problems facing the educational system in Chile are the quality of the training of teachers, insufficient classroom time, the quality of education for underprivileged students and the use of obsolete curricula.

         Educational reform began under the administration of President Aylwin. As part of these educational reforms, the government has undertaken to create the infrastructure and organizational conditions necessary to lengthen the school day at all subsidized educational establishments and to improve teacher training at university and secondary levels. A program, called Full School Day, aims to increase yearly academic training from 1,200 to 1,520 hours per year for primary school students and from 1,400 to 1,620 hours per year for secondary school students. In 2001, 5,200 of a total of 9,467 schools have extended their academic training hours. It is expected that all schools will be operating under the Full School Day program by 2006.

         The current administration expects to increase substantially the assistance it provides for health-care and nutritional support for the poorest students.

         As a way of increasing opportunities for all students, the government plans to increase the number of students enrolled in the pre-school system. The administration of President Lagos plans to create 120,000 new places for preschoolers. Between 2000 and 2002, 50,000 new places were created.

         Additionally, the government has announced its goal to provide every person with access to a college education. Toward this end, the government intends to increase attendance in the universities, and to offer more scholarships for technical and graduate level studies. The government has sent a bill to the Congress which uses securitization to provide financing for college education.

     Justice System Reforms

         Chile's constitution establishes the independence of the judiciary from the executive and legislative branches with the Supreme Court administering the court system. Chilean courts are by law exclusively responsible for trying civil and criminal cases and carrying out court orders. Supreme Court justices are appointed by the president with the Senate's approval from a list of candidates proposed by the Supreme Court.

         The Chilean justice system is currently undergoing a series of extensive reforms which include the revision of criminal process, the creation of a public defender's office (known as the Ministerio Publico), an autonomous and impartial organization of public defenders to represent the interests of the accused, and the institution of the oral examination of witnesses and defendants. These reforms are designed to increase the efficiency of criminal prosecution by granting the public defender's office a role in the prosecutional system as well as protecting the rights of the accused. As of December 16, 2002, the new system was operating in eight geographical regions of the country, representing approximately 25% of the Chilean population. The government expects to expand the system to four additional geographical regions by the end of 2003.

         Judicial reform also includes the creation of family courts, which until now were under the jurisdiction of local courts. Each family court will rely on a technical advisory board and mediation as an alternative method to resolving conflicts.

     Health System Reforms

         The Chilean health system is a dual insurance system, comprised of the public National Health Fund (Fondo Nacional de Salud or Fonasa) and licensed private insurers (Instituciones de Salud Previsional or Isapres), which provide prepaid insurance plans. Under a 1981 law, all workers are required to contribute at least 7% of their wage income and may direct this contribution to Fonasa or purchase a policy from an Isapre.

         The Ministry of Health operates the system, providing medical attention and health care through regionally administered health services. The Ministry of Health, through Fonasa, collects and distributes state and private funds for health services rendered primarily in facilities administered by the Ministry of Health. The Ministry of Health also provides health care coverage for the indigent and for the uninsured.

         As of April 30, 2002, approximately 2.9 million people were covered by private health insurance contracts with Isapres and 10.2 million Chileans were covered by Fonasa. The remainder of the population receive health care from the armed forces and police health care systems or from private or alternative health care providers.

         Within the Fonasa system, beneficiaries can choose to pay a modest co-payment and obtain care from any provider on a pre-approved list (Modalidad de Libre Eleccion or MLE), or they may choose to obtain care at no cost at public facilities (Modalidad de Atencion Institucional or MAI). Isapres offer a myriad and widely varying combinations of premiums and co-payments, depending on the beneficiary's age and sex, in order to obtain care from a network of private providers.

         Currently, the Chilean health system faces several problems, some of which are global while others are specific to each subsystem. The main global challenge is to restructure and prepare the health system to face the new epidemiological and demographic reality of the Chilean population, which includes such factors as aging, urbanization, new lifestyles and worsening environmental conditions. There are also problems reflecting the fact that health indicators vary significantly among the country's different socioeconomic groups. Specific problems are associated with each subsystem of care. In the public sector, dissatisfaction results from delays and unfriendly treatment as well as inefficiency and increasing costs. In the private subsystem, concerns center on the low level of coverage for catastrophic diseases as well as price discrimination based on income, age and gender.

         In June 2002, the government sent a bill to congress to reform the health system, known as Plan AUGE (the acronym means Universal Access with Explicit Guarantees). The bill's main points are the guaranteed coverage of 56 specific diseases through either the public health system (mainly upon the operation of Fonasa) or the Isapres, and the improvement of public hospitals and primary health services management. The program will be financed by increasing the tax rates applicable to diesel fuel, tobacco, alcoholic beverages and franchised gambling. Other financing will come from mandatory contributions to Isapres or Fonasa and an increase in the value added tax from 18% to 18.25%.

Modernization of the State:

         The administration of President Lagos is undertaking to modernize the state by building a more efficient and transparent public administration, and improving coordination among different public institutions in different levels of government. The undertaking involves the following:

          o Creation of new public institutions in the areas of culture, infrastructure, social development, economic development, business competition regulation, environmental protection and public enterprise administration.

          o    Decentralization of public sector institutions.

          o Encouragement of competition among public institutions, in part through greater flexibility in budget allocations to those institutions.

          o    Increase in use of information technologies.

          o Increase in citizen participation and broad protection of private rights.

          o    Establishment of simpler mechanisms of information dissemination,
               greater  accountability  of  public  authorities,   and  internal
               auditing.

Gross Domestic Product

         On March 25, 2002, the Central Bank updated the base year for GDP comparisons from 1986 to 1996. For this reason, GDP data given in this prospectus is preliminary.

         After experiencing negative growth of 13.4% in 1982 and 3.5% in 1983, in 1984 the Chilean economy began a period of 15 consecutive years of strong growth of real GDP, which was interrupted in 1999 as a result of the Asian crisis, events in international capital markets following the devaluation of the Russian ruble, and events in markets of important trading partners of Chile. The average annual rate of growth between 1990 and 2000 was 6.2%, including the 1.0% contraction in 1999. In the following years, Chile's growth has fallen short of the average rate prevailing in the 1990s, reflecting mainly the effects of a cyclical downturn of the international economy. The government believes that the current economic climate, characterized by low interest rates and a recovery of the terms of international trade due to an improvement in external conditions, will tend to spur domestic demand in the near future.

         The following tables set forth GDP and expenditures for the periods indicated:

                              GDP and Expenditures
                           (in billions of pesos) (1)

                                                                                                                        Six months
                                                                                                                           ended
                                               1997             1998           1999           2000            2001     June 30, 2002
                                            -----------    ------------    -----------    -----------    ------------  -------------
GDP......................................   Ps.  34,723    Ps.   36,535    Ps.  37,164    Ps.  40,436    Ps.   42,192    Ps.  22,444
Imports of goods and services............        10,140          10,802         10,200         12,262          13,778          7,057
                                            -----------    ------------    -----------    -----------    ------------    -----------
Total supply of goods and services.......        44,863          47,337         47,364         52,699          55,970         29,501
Exports of goods and services............         9,404           9,609         10,897         12,838          14,631          7,896
                                            -----------    ------------    -----------    -----------    ------------    -----------
Total goods and services available for
   domestic expenditures.................   Ps.  35,459    Ps.   37,728    Ps.  36,467    Ps.  39,861    Ps.   41,340    Ps.  21,605
                                            ===========    ============    ===========    ===========    ============    ===========
Allocation of total goods and services:
   Consumption (public and private)......        26,044          28,182         28,635         31,361          32,298         16,945
   Gross investment (public and private).         9,414           9,546          7,832          8,500           9,041          4,660
                                            -----------    ------------    -----------    -----------    ------------    -----------

Total domestic expenditures..............   Ps.  35,459    Ps.   37,728    Ps.  36,467    Ps.  39,861    Ps.   41,340    Ps.  21,605
                                            ===========    ============    ===========    ===========    ============    ===========

------------------------

(1) Preliminary.
Source: Central Bank.

                              GDP and Expenditures
                    (in billions of constant 1996 pesos) (1)

                                                                                                                        Six months
                                                                                                                           ended
                                                1997           1998           1999            2000           2001      June 30, 2002
                                            -----------    ------------    -----------    -----------    ------------  -------------
GDP...................................      Ps.  33,301    Ps.  34,377    Ps.  34,041    Ps.  35,533     Ps.  36,533    Ps.  18,696
Imports of goods and services.........           10,241         10,929          9,911         11,165          11,022          5,562
                                            -----------    ------------    -----------    -----------    ------------   ------------
   Total supply of goods and services.           43,542         45,306         43,952         46,698          47,555         24,258
Exports of goods and services.........            9,475          9,970         10,631         11,428          12,531          6,941
                                            -----------    ------------    -----------    -----------    ------------   ------------
   Total goods and services available
   for domestic expenditures..........      Ps.  34,067    Ps.  35,335    Ps.  33,320    Ps.  35,270     Ps.  35,024    Ps.  17,317
                                            ===========    ============    ===========    ===========    ============   ============
Allocation of total goods and services:
   Consumption (public and private)...           24,957         26,054         25,745         27,052          26,645         13,114
   Gross investment (public and
   private)...........................            9,110          9,281          7,576          8,218           8,379          4,204
                                            -----------    ------------    -----------    -----------    ------------   ------------
Total domestic expenditures...........      Ps.  34,067    Ps.  35,335    Ps.  33,320    Ps.  35,270     Ps.  35,024    Ps.  17,317
                                            ===========    ============    ===========    ===========    ============   ============
Real GDP growth (%)...................             6.6%           3.2%          (1.0)%          4.4%            2.8%         1.9%(2)
                                            ===========    ============    ===========    ===========    ============   ============

------------------------
(1) Preliminary.
(2) Compared with the first six months of 2001.
Source: Central Bank.

Composition of Demand

         From a demand perspective, the primary user of total goods and services available for domestic expenditures (absorption) is private consumption, representing approximately 63.6% of GDP on average from 1997 to 2001. During the same period, government consumption averaged only 11.0% of GDP.

         The following table sets forth information regarding GDP by categories of aggregate demand:

                             GDP by Aggregate Demand
                     (% of total GDP at constant prices) (1)

                                       1997            1998           1999             2000             2001
                                    ----------      ----------     -----------     ------------     ------------
GDP (in billions of constant
  1996 pesos)...................    Ps. 33,301      Ps. 34,377      Ps. 34,041       Ps. 35,533      Ps. 36,533
Absorption......................         102.3%          102.8%           97.9%            99.3%           95.9%
Private consumption.............          63.3            64.2            64.2             63.6            62.7
Government consumption..........          10.9            10.8            11.2             11.0            11.0
Gross fixed investment..........          27.4            27.0            22.3             23.1            22.9
Exports of goods and services...          28.5            29.0            31.2             32.2            34.3
Imports of goods and services...          30.8            31.8            29.1             31.4            30.2

------------------------
(1)  Preliminary
Source:  Central Bank.

Savings and Investment

         The government attributes the steady, high economic growth rates during the 1990s to the government's sustained efforts to encourage capital investment prior to and during that period. The ratio of gross fixed investment increased from 17.7% of GDP in 1985 to 24.2% by 1990. During the last five years, the ratio has remained relatively constant.

         The increase in gross fixed investment ratio reflects a smooth productive transformation in the Chilean economy, through the accumulation of machinery and equipment containing new technologies.

         Increases in investment have been matched by similar increases in savings. Following low levels of domestic savings after the 1982 and 1983 economic crisis, savings increased from 7.8% of GDP in 1985 to 23.2% of GDP in 1990. This increase in domestic savings was primarily due to increases in private savings. From 1997 to 2001, private savings averaged 17.7% of GDP, while public savings averaged 3.6% of GDP.

         The following table sets forth information concerning savings for the periods indicated:

                                                              Savings
                                                      (% of Nominal GDP) (1)

                                                                                                           Six months
                                                                                                              ended
                                                    1997       1998       1999       2000       2001      June 30, 2002
                                                ----------  ---------   --------   -------    ------      -------------
External savings................................     4.7%       5.1%       0.2%       1.8%       1.1%            (0.6)%
Domestic savings:
    Public savings (central government only)....     5.1        3.8        2.3        3.5        3.2             N/A
    Private savings.............................    18.0       18.0       18.9       17.2       16.4             N/A
    Total domestic savings......................    23.1       21.8       21.2       20.7       19.6             21.3
Total savings (2)...............................    27.7%      26.9%      21.3%      22.5%      20.7%            20.8%

------------------------
(1) Preliminary.
(2) External savings, plus domestic savings. Source: Central Bank and Budget Office.

Principal Sectors of the Economy

         The Chilean economy, with a GDP of US$66.5 billion in 2001, has considerable natural resources, a modern export-oriented manufacturing sector and a sophisticated services sector.

         The following tables set forth the components of Chile's GDP and their respective growth rates for the periods indicated:

                        Real GDP by Sector (% of GDP) (1)

                                                                                                                Six months
                                                                                                                  ended
                                                                                                                 June 30,
                                              1997          1998          1999         2000          2001          2002
                                           -----------  -----------   -----------   -----------  ------------  ------------
PRIMARY SECTOR:
Agriculture, livestock and forestry......         4.0%         4.1%          4.1%          4.1%         4.2%          6.5%
Fishing..................................         1.3          1.1           1.2           1.3          1.4           1.4
Mining...................................         7.0          7.3           8.2           8.3          8.4           7.9
                                           -----------  -----------   -----------   -----------  ------------  ------------
    Total primary sector.................        12.3         12.6          13.5          13.7         14.0          15.8
MANUFACTURING SECTOR(2):                         17.2         16.3          16.2          16.2         15.7          15.5
SERVICES SECTOR:
Construction.............................         9.3          9.2           8.3           8.0          8.1           8.1
Electricity, gas and water...............         2.9          2.9           2.9           3.2          3.3           3.3
Trade and catering.......................        11.2         11.3          10.8          10.7         10.7          10.8
Personal services (3)....................        10.6         10.5          10.8          10.8         10.8           9.8
Financial services (4)...................        12.2         12.5          12.5          12.5         12.5          12.3
Transport and communications.............         6.7          6.9           7.0           7.3          7.5           7.2
Housing..................................         7.3          7.4           7.6           7.5          7.4           7.3
Public administration....................         3.8          3.8           3.9           3.8          3.7           3.7
                                           -----------  -----------   -----------   -----------  ------------  ------------
    Total services sector................        64.0         64.4          63.9          63.6         64.0          62.4

Net adjustments for payments made
     by financial institutions, VAT
     and import tariffs..................         6.5          6.7           6.3           6.5          6.4           6.3
                                           -----------  -----------   -----------   -----------  ------------  ------------
      Total..............................       100.0%       100.0%        100.0%        100.0%       100.0%        100.0%
                                           ===========  ===========   ===========   ===========  ============  ============
Real GDP (in billions of constant
    1996 pesos)..........................  Ps. 33,301   Ps. 34,377    Ps. 34,041    Ps. 35,533   Ps. 36,533    Ps. 18,696

------------------------

(1) Preliminary.
(2) Includes the processing of mining production.
(3) Includes public and private health and education services.
(4) Includes financial services, insurance, leasing and services for companies.
Source: Central Bank.

                             Change in GDP by Sector
                        (% change from previous year) (1)



                                                1997        1998         1999         2000         2001
                                              --------    --------     --------     --------      -------
PRIMARY SECTOR
Agriculture, livestock and forestry..........    1.7%         5.0%       (1.8)%        5.0%          4.7%
Fishing......................................    9.5         (6.2)        6.4         12.5          12.2
Mining.......................................   11.3          8.3        11.1          5.2           3.6

MANUFACTURING SECTOR (2).....................    4.7         (2.3)       (1.3)         4.0          (0.3)
SERVICES SECTOR
Construction.................................    6.3          1.9       (10.0)         0.2           3.8
Electricity, gas and water...................    8.3          4.4        (1.7)        14.5           7.3
Trade and catering...........................    7.6          3.5        (5.0)         3.0           3.0
Personal services (3)........................    6.1          3.2         1.7          3.7           2.9
Financial services (4).......................    7.1          6.0        (0.6)         4.0           2.6
Transport and communications.................   10.9          6.6         0.6          8.0           5.9
Housing......................................    3.9          3.4         3.0          2.4           1.9
Public administration........................    1.5          1.5         1.5          1.5           1.5

   Total GDP.................................    6.6%         3.2%       (1.0)%        4.4%          2.8%

------------------------
(1) Preliminary.
(2) Includes the processing of mining production.
(3) Includes public and private health and education services.
(4) Includes financial services, insurance, leasing and services for companies.
Source: Central Bank.

     Primary Sector

         Chile's primary sector of the economy is significant for its direct contribution to GDP (14.0% in 2001) and also as supplier of primary goods to the manufacturing sector.

     Agriculture, Livestock and Forestry

         Agricultural production consists primarily of fruit, which includes fruit concentrate, table grapes, apples, pears, nectarines, prunes, lemons and peaches.

         From 1997 to 2001, exports of agricultural and livestock products represented approximately 10.3% of total exports. As of June 2002, exports of agricultural products reached US$1.1 billion.

         Trees in Chile grow faster and with higher density than in many other regions in the world. The Chilean timber industry attempts to exploit this advantage with, among other things, an extensive planting program which in 2000 and 2001 averaged approximately 100,000 hectares of new trees a year. Primary exports of the forestry sector were US$40.1 million in 2001, representing 0.2% of total exports. However, most forestry products are exported after gaining some value added through manufacturing. As of June 2002, primary exports of the forestry sector were US$19.7 million.

     Fishing

         Chile ranks among the foremost fishing nations in the world, with an estimated total catch of 4.2 million tons of fish, mollusks and crustaceans in 2001. In less than a decade, Chile became a leading farmed salmon and trout producer and exporter in the world. Climatic conditions around the Chiloe and Aysen regions, including water that is continually replenished from both the Antarctic currents and the Andes melt-off, provide an ideal environment for year-round farmed fish production. Between 1990 and 2001, the Chilean salmon and trout industry grew significantly with a catch of 504,422 tons in 2001, a 1,662.8% increase as compared with 1990.

         In 1991, a fishing law was enacted to introduce the concept of sustainable use. The government also limited the size of Chile's fishing fleet to curb over-fishing and implemented a resource management system to promote more favorable fishing conditions for the future.

         A temporary new fishing law was passed in January 2001, granting to fishing authorities the power to establish limits on the number of fish that industrial ship owners may catch, in order to prevent depletion of fishing populations by a small number of ship owners.. In December 2002, the Congress extended the term of this law until 2012.

     Mining

         Chile has large reserves of metallic and non-metallic resources and is the world's largest producer of copper, accounting for approximately 34.9% of world production of copper as of 2001. Chile has an estimated 85 million metric tons of copper reserves and produced 4,739 thousand metric tons of grade A copper in 2001. Large quantities of iodine, coal, gold, silver, nitrate, iron ore and molybdenum are also found in Chile. As a result, the mining sector of the Chilean economy is a significant contributor to the export sector, as well as GDP. The processing of mining production is included in the manufacturing sector.

         Since 1974, as a result of trade liberalization, mining sector exports have increased in absolute terms, but decreased as a percentage of total exports because of an increase in exports from other sectors. In the 1990s, the mining sector grew as a result of increased investment, including the opening of new mines. During 2001, this sector represented 8.4% of GDP, and mining exports constituted approximately 43.9% of total exports. During 2001, mining exports were US$7.5 billion, and in the first half of 2002 reached US$3.7 billion.

         The state-owned copper company, Codelco, is the largest copper producer in the world as well as one of the largest companies in Chile. Codelco controls approximately 20% of the world's proven, probable and possible copper reserves. Codelco accounted for approximately 36% of Chile's total mining sector output in 2001. As a state-owned enterprise, Codelco transfers 100% of its net profits to the Chilean Treasury. Codelco's mission is to fully develop its mining and related business areas in a responsible and flexible manner, in order to maximize its long-term economic value and its contributions to the Chilean budget. See "Public Sector Finance--Government Revenue--Codelco." As part of its strategy to increase production and revenues, Codelco has entered into joint ventures with third parties. In 1996, Codelco entered into a US$1.0 billion joint venture with Cyprus Amax Minerals Company (in which Codelco holds a 49% interest and Cyprus Amax Minerals Company a 51% interest) to develop the El Abra mine, the world's largest SX-EW facility (an efficient alternative to the conventional concentrator/smelter/refinery process) in northern Chile.

         During the 1990s, the government encouraged private sector participation, including foreign investment, in the mining sector which increased from US$0.8 billion in 1990 to US$2.4 billion in 1998. A trend toward diversification has in recent years made the electricity and service sectors increasingly appealing to foreign investors, and mining investments have decreased in relative terms.

         A mining agreement between Chile and Argentina became effective on February 7, 2001. The purpose of this treaty is to encourage the exploitation of mining deposits located in border areas. One result of this agreement is a new mining project operating in border areas of Chile and Argentina, known as the Pascua Lama project.

     Manufacturing Sector

         Manufacturing is one of the largest sectors of Chile's economy and is based primarily on the processing of natural resources. While the 1980s brought a period of stagnation, the 1990s have seen a sharp increase in exports from the manufacturing sector as a result of a diversification away from copper as well as a substantial increase in the demand for and export of non-traditional products, such as processed food and printing products.
See "Balance of Payments and Foreign Trade--Foreign Trade--Merchandising Trade."

         During 2000 and 2001, exports from the manufacturing sector were US$8.0 billion and US$8.1 billion respectively, representing 45.1% and 47.3 % of total exports respectively.

         The following table sets forth information regarding the output of manufacturing production for the periods indicated. As of June 2002, manufacturing exports reached US$3.9 billion.

                        Output of Manufacturing Products
                      (in billions of pesos and % of total)

                                   1997               1998               1999              2000              2001(1)
                            -----------------  -----------------  ----------------- ------------------  -----------------
Foodstuffs, beverages and
   tobacco...............   Ps.1,740    30.4%  Ps.1,717    30.7%  Ps.1,739    31.5%  Ps.1,807    31.5%  Ps.1,841    32.2%
Textiles, clothing and
   leather...............        496     8.7        468     8.4        438     7.9        416     7.3        355     6.2
Wood products and furniture      486     8.5        467     8.3        468     8.5        505     8.8        498     8.7
Paper and printing products      646    11.3        651    11.6        676    12.2        697    12.1        700    12.2
Chemicals, petroleum,
   rubber and plastic
   products..............      1,142    19.9      1,144    20.5      1,159    21.0      1,207    21.0      1,237    21.6
Non-metallic mineral
   products .............        317     5.5        323     5.8        263     4.8        293     5.1        299     5.2
Base metals products.....        212     3.7        187     3.3        187     3.4        192     3.3        184     3.2
Metal products, machinery
   and equipment.........        667    11.6        615    11.0        572    10.4        607    10.6        593    10.4
Miscellaneous manufacturing       23     0.4         23     0.4         17     0.3         16     0.3         15     0.3
                            --------    ----   --------    ----   --------    ----   --------    ----   --------    ----
   Total.................   Ps.5,727    100%   Ps.5,595    100%   Ps.5,521    100%   Ps.5,740    100%   Ps.5,722    100%
                            ========    ====   ========    ====   ========    ====   ========    ====   ========    ====

---------------------------------
(1) Estimated by the Ministry of Finance.
Source: Ministry of Finance.

         Chile's most important manufactured products have been food, chemicals and forestry products, accounting for approximately 66% in 2001 of total manufactured products and the majority of non-copper exports. The remainder of this sector's production is oriented towards internal consumption and intermediate goods.

         The food products subsector includes products such as fish meal, wine, juices, crackers, sweets and chocolates. Exports of manufactured food products have grown significantly in the last 10 years. During 2001, exports of manufactured food products amounted to US$2.7 billion and in the first six months of 2002 reached US$1.2 billion.

         Exports of the manufactured products from the forestry subsector have grown significantly in the last 10 years. This subsector includes products such as wood products, furniture, paper, cardboard and pulp. During 2001, exports of manufactured forestry products amounted to US$2.2 billion and in the first six months of 2002 reached US$1.1 billion.

         Chile is the largest exporter of wine in Latin America and a leading exporter of wine in the world. During 2000 and 2001, wine exports were valued at US$581 million and US$595 million, respectively.

         Fish meal production has decreased in recent years. In 2001, fish meal exports fell to US$255 million, representing 1.5% of total exports.

     Services Sector

     Construction

         The construction sector is comprised of an infrastructure and a non-infrastructure subsector. The infrastructure subsector includes projects such as the construction of large scale mining, energy and water projects. Growth in the infrastructure sector has been aided by private concessions that have been granted for public sector projects, principally highway projects. The non-infrastructure subsector has also grown through various projects, including new hotels, apartments, office buildings, malls, commercial outlets, cinemas and single family homes. The low interest rates in recent months are expected to lead to increased construction, and the government expects that this sector will play an important role in the recovery of the economy.

     Electricity, Gas and Water

         Energy consumption in Chile consists mainly of oil, gas and electricity. Between 1997 and 1999, the electricity, gas and water sector remained approximately constant as a percentage of GDP, at 2.9%. In 2000 and 2001, this sector increased as a percentage of GDP to 3.2% and 3.3%, respectively.

         Enap, a state-owned enterprise, is the sole producer of crude oil in Chile. Enap also engages in exploration and development of crude oil and natural gas. Although there are no legal restrictions on the refining of crude oil by private sector companies, Enap is currently the only refiner of crude oil in Chile. Enap refines the crude and then sells refined products in an open and competitive market to private distributors. From 1995 to 2000, domestic production of natural gas decreased from 3.8 million cubic meters to 2.4 million cubic meters, representing an approximate 37% decrease. For the same period, crude oil production decreased from 605 thousand cubic meters to 393 thousand cubic meters, representing an approximate 35% decrease in crude oil production. Therefore, Chile relies heavily on imports of both oil and gas. Until 1995, Chile did not import natural gas, but by 2000 it was importing 2.9 million cubic-meters per year. Crude oil imports for the same period also increased from
45.4 million barrels to 69.6 million barrels, representing an approximate 53% increase. In 2001, Chile imported 3.7 million cubic meters of natural gas and
70.4 million barrels of crude oil.

         The electricity industry in Chile is divided into three subsectors: generation, transmission and distribution. The generation sector consists of companies that generate electricity from hydroelectric, gas-fired and thermal sources which have low production costs and are environmentally friendly. In 2001, 30.6% of total electricity produced in Chile was generated from hydroelectric sources, 27.3% was generated by combined cycle and 20.8% was derived from thermal sources which primarily use carbon products. Once electricity is generated, it is sold to distribution companies, end customers and other generation companies.

         The transmission subsector consists of companies that transmit the electricity produced by generation companies at high voltage. The distribution sector consists of companies that purchase electricity from generation companies to sell to regulated and unregulated customers. As of December 2002, 100% of distribution and generation was controlled by the private sector. Over 80% of the investment in the power sector has been concentrated in the generation, transmission and distribution of hydro and thermal electricity. Remaining investments have been made in the natural gas and fossil fuel subsectors, which are expected to cover 24% of electric generation by the year 2015. The government has sent to the Congress a bill to create a new legal framework for the power industry. These measures are intended to regulate the transmission subsector in order to promote investment and efficiency. This project is a part of the Agenda Pro Crecimiento, and the government expects that the Congress will approve this bill in 2003.

         The power sector has paralleled Chile's economic growth in the last decade. Deregulation and the government's policy of promoting competition and investment, through projects like the government sponsored natural gas pipeline projects from Argentina, has bolstered the growth of this sector. For a discussion of natural gas pipeline projects, see "--Environment."

         The power sector has suffered shortages due to a number of droughts from 1996 to 1999. In May 1999, Congress responded to these conditions by amending the electricity law and the law governing the Superintendency of Electricity and Fuels. These amendments provide for apportionment of any deficit during periods of rationing, compensation to end users for energy deficits and expansion of administrative fines for any infractions. As to rationing of power, the amendments provide that droughts will not be counted among force majeure events for the purposes of certain indemnification provisions that apply to electricity providers.

         In the area of water supply, approximately 96% of Chileans living in urban centers have access to drinkable water. The water and wastewater sector in Chile comprises 13 state-owned companies in 1998, which account for approximately 85% of the water service and over 90% of the wastewater service in Chile. In 2001, the number of public companies fell to 8, due to the privatization of 5 companies, including Emos, Esval, Essbio, Essel and Essal. The government will grant concessions for the remaining state-owned water companies. This process began in December 2001, when the government granted a concession for Essam.

         The government expects that the treatment of waste water will increase from 35% in 2001 to 80% in 2005 as a consequence of investments in this sector.

     Trade and Catering

         The trade and catering sector is primarily comprised of commerce. This sector includes retail business and captures a portion of Chile's gross tourism receipts. Growth and liberalization of Chile's economy during the 1990s led to the rapid growth of this sector. In 2000 and 2001, trade and catering represented 10.7% of GDP.

         The travel industry, particularly tourism, is one of the most important contributors to the services sector. During 2001, 1.7 million tourists visited Chile. Estimated gross tourism receipts for 2001 were US$0.8 billion. However, net tourism receipts decreased during the 1990s due to increased travel abroad by Chileans.

     Personal Services

         Chile's personal services sector is primarily comprised of education and public and private health services, representing approximately 10.8% of GDP in 2000 and 2001. Other services include media (radio and television) and other personal and social services not provided by the government. From 1997 to 2001, this sector represented an average of 10.7% of GDP.

     Financial Services

         Chile's financial services sector is comprised of banking, pension funds, insurance companies and other institutional investors. From 1998 to 2001, with the exception of 1999, the financial services sector has continuously increased, remaining fairly constant as a percentage of GDP at approximately 12.5%.

         Conditions in this sector have been relatively favorable in recent years due to permanent regulations, including a fully funded pension system managed by private institutions (AFPs), which has created a strong flow of savings. See "Monetary and Financial System--Financial Sector," and "Monetary and Financial System--Capital Markets."

         As of December 2002, Chile's banking sector was composed of 25 privately owned banks and one state-owned bank, Banco Estado. As of June 30, 2002, total banking system assets, deposits and loans amounted to Ps.44.8 billion, Ps.24.5 billion and Ps.31.0 billion, respectively.

         Chile's stock market is comprised of three stock exchanges: the Bolsa de Comercio de Santiago, on average accounting for almost 72% of all stock transactions, the Bolsa de Comercio de Valparaiso and the Bolsa Electronica (the electronic stock market). Trading of common shares on these exchanges represents their main source of revenue. As of December 31, 2001, the Santiago Stock Exchange had 288 companies listed, and total market capitalization was US$56.8 billion.

     Transport and Communications

         Chile's transport and communications sector has consistently registered positive growth each year since 1994 due to increased international commerce as well as consistent domestic demand for telephone services. From 1997 to 2001, this sector increased at an average annual rate of 7.1% of GDP and in 2001, represented 7.5% of GDP.

         From 1997 to 2001, the average annual investment in telecommunications reached US$1 billion.

         Thirty-two percent of Chile's telecom investment has gone into the mobile telephony market. As a result, the country had 5.3 million mobile subscribers by December 2001, exceeding for the first time the country's 3.6 million fixed telephone lines. This represents a penetration rate of 34% for mobile services and of 23.1% for fixed telephony.

         New fiber optic cable links have also improved Chile's communications with the rest of the world. In less than a year, national bandwidth increased sixteen-fold (to 40 GBps from 2.5 GBps; operating companies anticipate a further leap to 1.2 TBps in the near future).

         Internet-related services have shown strong growth in keeping with government policy. The administration of President Lagos has stressed the importance of adopting new communications and information technologies. Commuted internet connections grew by 12.9% in 2001, while dedicated connections increased by 661.2% as a result of the increasing of cable connection and the expansion of ADSL service that year.

         Over the next few years, the government anticipates that a significant portion of new investment in telecommunications will go towards developing a Wireless Local Loop (WLL) telecommunications system, which will help to create virtually universal access to basic telephone services and IP technology. The advantages of WLL include deployment speed, lower costs in areas where underground pipes are highly congested and broadband availability in places where the terrain is rugged. Other broadband wireless technologies, like Local Multipoint Distribution Services (LMDS), may also be used by businesses to develop corporate networks.

         Since October 2000, Chile has been linked to South American Crossing
(SAC), a Pan-American fiber optic network operated by Global Crossing. The submarine SAC network, which represented an investment of US$2 billion, covers six South American countries, connecting them to Global Crossing's networks in North America and Europe.

         Chile has also established connections with three other fiber optic networks -- Emergia, a US$1.6 billion system built by Spain's Telefonica; the Latin American segment of the Nautilus global network; and Silica Networks, a system linking Chile and Argentina across the Andes Mountains. Together, these networks provide Chile with sufficient infrastructure to handle 45 million telephone calls simultaneously.

         The following table provides a summary of certain information relating to the telecommunications sector in Chile:

                  Summary Telecommunications Sector Information

                                            1997(1)      1998(1)      1999(2)       2000(2)      2001(2)
                                            -------      -------      -------       -------      --------
Lines per 100 inhabitants..................     18.3         20.4         20.6          22.1         23.1
Cellular subscribers per 100
    inhabitants............................      2.8          6.5         15.0          22.2         34.0
Domestic long distance minutes (millions)..  2,704.0      2,974.9      2,282.1       2,345.3      2,415.4
International long distance minutes
    (incoming and outgoing millions).......    239.5        259.1        210.2         213.1        240.6

------------------------

(1) Figures for minutes are rounded.
(2) Preliminary.
Source:  Ministry of Transport and Telecommunications.

         Transportation has also contributed to growth in this sector due to increases in merchandise transportation activity. The government owns two transportation companies, each of which is managed by an autonomous board: the Santiago Metro (the subway company for passenger transportation) and Efe (the main railroad). From 1992 to 2001, the total amount of cargo transported by air increased at an average annual rate of 10.5% and the number of passengers traveling through Chilean airports increased at an average annual rate of 11.1%. In December 2001, there were 27 airlines operating in Chile, seven of which are domestic carriers.

         The government owns 10 companies which operated 11 ports which during 2001 moved more than 19.5 million tons, accounting for roughly 35%, in value, of the general cargo transported through the country's ports (these figures do not take into account the handling of private mining shipments by private port facilities associated with nearby mining operations). The remainder of the country's cargo is transported through 28 privately owned ports and terminals, of which 14 are exclusively for private use.

         As part of its goal of increasing participation of the private sector in the administration of roads, ports, airports and railways, the government has privatized the auxiliary services in the state-owned ports by granting concessions. Some port services, such as loading and unloading, are provided by private companies. A new port bill was passed in 1997, authorizing the breakup of Emporchi, the state-owned port company, into several autonomous state companies and allowing concession programs for up to 30 years for new and existing docks. This law restructures Emporchi by dividing it into ten state-owned companies, which will later be administered by the private sector through a public works concession. In 1999, the government started the privatization process, granting concessions for the ports of Valparaiso, San Antonio and San Vicente-Talcahuano. In 2000, this process continued with the granting of a concession for the port of Iquique.

     Housing

         The contribution of the housing sector (defined to include services provided by dwellings and real estate) to GDP at constant market prices increased from 7.3% in 1997 to 7.4% in 2001. The government expects that this sector will play an important role in the recovery of the economy due to the low level of interest rates. Sales of houses have increased 4.5% since December, 2001, spurred by lower interest rates.

     Public Administration

         The public administration sector consists of expenditures of the central government for public administrative services, principally personnel expenditures. Since 1997, the public administration sector has increased 1.5% on average, but has decreased as a percentage of GDP from 3.8% in 1997 to 3.7% in 2001.

Environment

         The Chilean Constitution of 1980 grants all citizens the right to live in a pollution-free environment. It further provides that other legal rights may be specifically limited by law in order to protect the environment.

         Chile's principal environmental concerns include industrial and urban pollution as well as air, water and soil pollution caused by development during periods of less strict environmental regulation. Chile has numerous laws, regulations, decrees and municipal ordinances that protect the environment. The General Environmental Law enacted in 1994 created the National Environmental Commission and set forth a series of environmental regulations that meet internationally accepted standards of air and water quality, as well as noise pollution.

         Among the elements of Chilean environmental regulation are the following:

         The Environmental Impact Assessment System (SEIA) was created in 1997 under authority of the General Environmental Law. The purpose of environmental impact assessment is to ensure the environmental sustainability of projects and activities performed by the public and private sectors. The National Commission for the Environment (Conama), which is composed of 13 governmental ministers and has a presence in every region in Chile, is responsible for SEIA's implementation and administration, as well as for the coordination of the public institutions that have environmental responsibilities and powers.

         Depending on the circumstances of a particular project, the interested company must prepare an environmental impact statement or a more burdensome environmental impact study, which will be reviewed within 60 or 120 days, respectively. Reviews of projects that are national in scope are conducted by Conama; reviews of local projects are conducted by a regional environmental commission. The process ends with a resolution issued by the relevant authorities, who certify whether the project complies with all applicable environmental requirements. Interested parties have the right to contest the decision. As of August 2001, approximately 3,650 projects and activities, with an estimated value of US$48.8 billion, have been submitted to SEIA.

         In addition to ordinary legal remedies available to those damaged by violators of environmental laws, the General Environmental Law authorizes the government to bring administrative and civil actions against violators in order to repair the environment. The government can close non-complying facilities, revoke required operating licenses and impose sanctions and fines when companies act negligently, recklessly or deliberately to harm the environment. The General Environmental Law also grants any person the right to bring civil actions against companies that do not comply with environmental regulations, once noncompliance has already been established by a judicial proceeding.

         The government is implementing remediation plans that include pollution control and pollution prevention plans for areas affected by copper smelters, fish processing plants, and pulp processing plants.

         A decontamination plan for the Santiago metropolitan area to reduce airborne emissions is also underway and implements stationary and mobile source emission standards. Moreover, the government has promoted the replacement of heavy fuel oils and coal, which are used as fuels for industry and electricity generation in Santiago, by natural gas, and is also evaluating the use of this fuel for public transportation. The atmospheric pollution control measures applied in the country have resulted in air quality improvements in all areas where these measures have been implemented.

         To protect the environment, the government also has granted subsidies to promote soil protection and forest plantations. Congress is considering a bill aimed at regulating the use of the native forests and maintaining biodiversity.

         Chile was one of the first countries to sign the Montreal Protocol on Substances that Deplete the Ozone Layer in 1987 and has ratified all the subsequent amendments of London, Copenhagen, Montreal and Beijing.

         In 1994, the government of Chile began implementing a specific country program aimed at protecting the Ozone Layer. The program has been successful in phasing out the use of CFCs in the country. At the same time, the government has prepared a legal framework that will regulate the imports, commerce and use of Ozone Depleting Substances in Chile. It is expected that this proposal will be discussed in Congress in 2002.

         In December 1994, Chile became a Party to the UN Framework Convention on Climate Change. Since then, Chile has undertaken the establishment of a national climate change committee, implemented bilateral cooperation projects and has actively participated in the Kyoto Protocol negotiations.

         The government has created a new system to reduce the level of air pollution in the country by using decontamination bonds that would allow companies to buy and sell quotas of air pollution allotments. This system allots quotas of maximum air pollution to various companies. Companies that pollute less than their quota may sell their extra pollution allotment to other companies. Each company may decide whether to invest in decontaminating technology or to buy decontamination bonds in the market, or both. This system limits the total air pollution in Chile without limiting the development of new projects. The government believes that this is a flexible and efficient way to improve the quality of the air.

Renewal of Military Equipment

         The Chilean Air Force is currently in the process of purchasing ten F-16 fighter planes from the United States. Financing for the project, which is expected to amount to approximately US$660 million, will be provided by the reserved copper law, and an explicit government guarantee is expected.

Employment and Labor

     Employment

         The average unemployment rate in Chile decreased from 7.8% in 1994 to 6.3% in 1998, primarily due to the continuing strength of the Chilean economy. Unemployment increased in 1999 and 2000, reaching 9.7% and 9.2%, respectively, as a result of the recession that affected the country. During 2001, the unemployment rate averaged 9.1%. On November 30, 2002, the unemployment rate was 8.8%.

         The effect of the recession on firms' earnings brought attention to cost increases incurred during years of rapid GDP expansion. The cost rationalization process that followed was especially severe in labor-intensive industries, and caused a severe reduction in employment. This was followed by an extremely slow recovery of employment from the recession levels of 1999, a rapid increase in labor productivity in 2000 and 2001, and an unemployment rate that, although short of the high marks of 1999, has remained well above the average rates of the last decade.

         Since 2000, the government has been implementing a special employment program in order to keep unemployment below 10%. This mechanism takes the form of subsidies for private companies that hire new employees.

         The following table sets forth certain information regarding employment and labor in Chile for the periods indicated:

                              Employment and Labor
                            (in thousands of persons)

                                                          As of December 31,                             As of
                                      ------------------------------------------------------------      June 30,
                                        1997         1998         1999         2000        2001           2002
                                      --------    --------     --------     ---------   ---------       --------
Nationwide:
  Labor force......................    5,625        5,739        5,827        5,847        5,861          5,866
  Employment(1)....................    5,281        5,375        5,255        5,311        5,326          5,310
  Participation rate(2)............     54.2%        54.4%        54.4%        53.7%        52.9%          52.1%
  Unemployment rate(3).............      6.1%         6.3%         9.8%         9.2%         9.1%           9.5%
Santiago:
  Labor force......................    2,422        2,491        2,542        2,533        2,534          2,511
  Employment(1)....................    2,250        2,320        2,269        2,285        2,313          2,299
  Participation rate(2)............     58.1%        58.7%        58.9%        57.7%        56.6%          55.2%
  Unemployment rate(3).............      7.1%         6.9%        10.8%         9.8%         8.7%           8.4%

------------------------
(1) To be considered employed, a person must work for at least one paid hour per week.
(2) Labor force as a percentage of the total population above the minimum age requirement.
(3) Unemployed population above the minimum age requirement as percentage of the labor force.
Source: National Statistics Institute.

         The unemployment rate is strongly affected by seasonal variation, with agricultural employment contributing to increases during the summer months. The difference between the unemployment rate of June 2001 and December 2001 was 1.8%.

         The sectoral composition of employment in Chile generally mirrors the sectoral composition of GDP. The most notable deviation is in the mining sector, which accounted for approximately 8.4% of GDP in 2001, while employing only approximately 1.4% of Chile's labor force. In 2001, the manufacturing, trade and catering, and financial services sectors employed 41.0% of Chile's labor force and contributed 38.9% of GDP. In 2001, the agriculture, livestock and forestry, and fishing sectors contributed 5.6% of GDP, but accounted for 13.2% of Chile's labor force because of this sector's labor-intensive nature. Women's participation in the labor force increased from 31.7% in 1990 to 34.0% in 2001.

         The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated:

                                   Employment
                                (% by sector) (1)

                                                                        As of December 31,                         As of
                                                      -------------------------------------------------------     June 30,
                                                       1997         1998       1999         2000        2001        2002
                                                      --------    -------    --------     ---------   -------     --------
PRIMARY SECTOR
Agriculture, livestock and forestry and fishing...      14.2%       14.1%       14.1%       13.9%       13.2%       12.7%
Mining............................................       1.8         1.6         1.4         1.4         1.4         1.5

MANUFACTURING SECTOR                                    16.3        15.7        14.5        14.3        14.2         4.2

SERVICES SECTOR
Construction......................................       8.6         8.9         7.3         7.3         7.8         8.0
Electricity, gas and water........................       0.7         0.6         0.6         0.6         0.6         0.6
Trade and catering................................      18.1        18.3        19.1        18.8        19.0        19.6
Financial services................................       6.9         7.2         7.5         7.7         8.0         7.7
Transport and communications......................       7.7         8.0         7.8         8.0         7.8         8.3
Community and social services.....................      25.8        25.7        27.6        28.1        28.1        27.4
Other activities..................................       0.0         0.0         0.0         0.0         0.0         0.0
                                                      ------      ------      ------      ------      ------      ------
   Total..........................................    100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
                                                      ======      ======      ======      ======      ======      ======

------------------------
(1)  Preliminary
Source:  National Statistics Institute.

         At December 31, 2001, approximately 14.2% of the total labor force in Chile was unionized, concentrated primarily in the electricity, gas and water and mining sectors of the economy. Reforms to the labor code in 1990 have removed significant restrictions on the right to strike. Contracts for wages of unionized employees are negotiated by individual employers, rather than on an industry-wide basis. According to legislation passed in 1994, government employees may form associations similar to unions, but cannot strike.

         From 1996 to 2001, there have been minor work stoppages in the public and private sectors.

         On December 1, 2001, a labor reform project became effective. The primary objective of the reform is to facilitate collective bargaining at the firm level, fostering competition and allowing the market to operate efficiently so as to reduce the rate of long-term unemployment. The bill eliminates restrictions on unionization following ILO guidelines and in general strengthens the defense of civil rights in the work place. Flexible labor contracts are also contemplated, allowing, among others, for part-time, flexible time, work at home, temporary, and special training contracts. Collective bargaining under the reform continues to be held at the firm level, but it may be voluntarily extended to a group of firms, requiring the explicit agreement of all participating employers and unions. Employers under the reform may hire replacement workers during a labor dispute, subject to a fee paid into a fund that benefits striking workers once the dispute has been resolved.

         On October 1, 2002, Chile implemented a new unemployment insurance system with a private fund manager managing the program. This system seeks to assure stability of income during the period when new employment is sought. The system has two parts, combining mandatory contributions of workers together with a contribution of employers in individual unemployment accounts and a solidarity fund, comprised of a contribution of employers and an annual fiscal contribution.

     Wages

         Real wages grew at an average rate of 2.0% between 1997 and 2001. Although varying rates of productivity growth have resulted in employment shifts between sectors, the government does not believe that Chile has suffered from wage inflationary pressures. The hourly real wage index reached an annual growth rate of 0.7% in December 2000 and an increase of 2.6% in December 2001.

         Labor productivity grew at an average annual rate of 2.6% across the sectors in the period between 1997 and 2001. In the export sector, there has been a steady increase in productivity, measured as exports per worker. In 2001, the increase of this indicator reached 11.9% for total exports and 4.7% for activities related to export of copper.

         In the 1980s, public sector wages were indexed to past inflation rates. Public sector wages are now adjusted according to the estimated inflation rate for the following year.

                                   Real Wages
                        (% change from previous year) (1)

                                            1997          1998          1999          2000          2001
                                           ------        ------        ------        ------        ------
Average real wages........................  1.3%          2.9%          2.4%          0.7%          2.6%
     Public sector (2)....................  1.7%          5.3%          4.7%          0.0%          4.6%
     Private sector.......................  1.1%          2.1%          1.5%          1.0%          1.7%
Average change in productivity (3)........  4.6%          1.4%          1.3%          3.3%          2.5%

------------------------

(1) Preliminary.
(2) Corresponds to community and social services sector.
(3) Derived from change in real GDP per worker.
Sources:  Central Bank, Ministry of Finance and National Statistics Institute.

         Poverty; Distribution of Wealth

         The information available related to this topic is based on the Social and Economic Survey of the Ministry of Planning. The latest Survey was made in 2000.

         Over the decade from 1990 to 2000 poverty fell in Chile. The percentage of the population living with a per capita income below the poverty line fell from 38.6% in 1990 to 20.6% in 2000. This reduction in poverty can be attributed to strong GDP growth, rising wages, rapidly increasing employment and a significant increase in government transfers to low income groups.

         Social expenditures also have helped to improve income distribution. In fact, the poorest 20% of the population have increased their share of national income from 3.7% to 6.4% in 2000, while the share of the wealthiest 20% decreased from 57.5% to 53.4% during the same year. In addition, in 2000 the poorest 40% received 68.8% of total social spending and the wealthiest 40% received only 12% of those resources.

         The following table sets forth information regarding the evolution of poverty for the periods indicated:

                             Evolution of Poverty(1)
                                (% of Population)

                                        Extreme                     Total
                                       Poverty(2)                 Poverty(3)
                                 --------------------         ------------------
1990........................              12.9                        38.6
1992........................               8.8                        32.6
1994........................               7.6                        27.5
1996........................               5.8                        23.2
1998........................               5.6                        21.7
2000........................               5.7                        20.6
------------------------
(1) Poverty is defined as households with a per capita monthly income lower than twice the threshold for extreme poverty.
(2) Extreme poverty is defined as households with a per capita monthly income lower than the cost of a basket of subsistence goods. In 2000, extreme poverty was a per capita monthly income below Ps.20,281 for urban areas and Ps.15,628 for rural areas.
(3)  Total poverty includes extreme poverty.
Source: Ministry of Planning.

         The reduction in poverty can also be attributed to the government's emphasis on social programs which allocate funds based on degree of need. These social programs have contributed to the decrease of extreme poverty from 12.9% in 1990 to 5.7% in 2000. Public social expenditure as a percentage of the total public expenditure increased from 66.1% in 1992 to 71.4% as budgeted for 2001.

         In May, 2002, the President announced the Chile Solidario plan, a new program designed to work together with existing programs to eradicate extreme poverty. The plan includes a monthly contribution of up to Ps.10,500 (approximately US$15) made directly to the head of each of the country's poorest families, and will include long-term assistance to those families in an effort to promote economic development and social advancement.

         The government's spending in the social sector increased 89% in real terms from 1992 to 2001. Budgets for education and health increased 131% and 94% respectively in real terms from 1992 to 2001. The following table sets forth information regarding social public spending by the government in 1992 and 2001:

                             Social Public Spending
                     (in billions of constant pesos of 2001)

                                                                     % change
                               1992                 2001        1992 to 2001
                           ---------            ---------      ---------------
Education.................  Ps.  769            Ps. 1,774               131%
Health....................       635                1,233                94
Housing...................       300                  392                31
Social Security...........     1,635                2,830                73
Others....................       322                  698               116
                            --------            ---------           -------
Total.....................  Ps.3,662            Ps. 6,927                89%
                            ========            =========           ========
------------------------

Source:  Budget Office.

         Chile is highly concentrated both in terms of income distribution and location of economic activity. In 2001, the wealthiest 10% of municipalities captured 65.5% of the municipal systems' income (mainly through real estate taxes), while the poorest 10% held only 0.2% of those resources. The government created the Municipal Fund as part of its efforts to improve the distribution of wealth within Chile. The Municipal Fund is a mechanism which pools a percentage of revenues from fees collected by Chile's 341 municipal governments on license plates and certain licenses, as well as a portion of the amounts allocated to these municipal governments by the central government from the collection of real estate taxes. The Municipal Fund redistributes a portion of these municipal revenues to lower income municipalities. See "Public Sector Finance--General--Public Sector Accounts."

         The following table sets forth information regarding income distribution in 2000 by quintile in Chile:

                           Income Distribution in 2000 With and Without Social Programs
                                            (% of total income)

                                                                 Monetary Subsidies
                                      Individual Income             and Social
          Population                  Individual Income               Programs                   Total Income
          Quintiles                         (a)                          (b)                       (a) + (b)
       --------------------    ---------------------------      --------------------           -----------------
             20%                            3.7%                        40.0%                         6.4%
           20%-40%                          8.1                         28.8                          9.7
           40%-60%                         12.2                         19.2                         12.7
           60%-80%                         18.5                         10.3                         17.9
           80%-100%                        57.5                          1.7                         53.4

------------------------
Source:  Budget Office and Ministry of Planning.


                      Balance of Payments and Foreign Trade

Balance of Payments

         Chile's external accounts reflect the country's high degree of financial and trade integration with the rest of the world, a state of affairs that began in the 1970s with the trade liberalization process and was consolidated in 2001 through capital account liberalization. In terms of external accounts, Chile's balance of payments registered a surplus between 1987 and 1997, largely attributable to dynamic exports and record capital inflows, specifically direct investments, portfolio investments and other medium- and long-term capital. As a consequence of reduced world economic activity and its effects on terms of trade, from 1998 to 2001 the Chilean economy has been running deficits in its Balance of Payments (except in 2000, when a surplus of US$0.3 billion was reached).

     Current Account

         The current account involves movements of the trade balance, non-financial services (mainly trade-related services, such as insurance and transportation fees and travel services), net interest payments, dividends and transfer payments (primarily taxes).

         The government believes that there have been and remain many economically viable investment projects and investment opportunities in Chile requiring the use of foreign savings to support the financing demands of the economy's investment needs. The government also believes that given the stage of Chile's economic development, the level of aggregate domestic demand will generally exceed the level of national income, resulting in current account deficits. During the 1990s, the government's aim was to maintain the current account deficit in line with medium and long-term external financing possibilities. Currently, and given the fact that the country adopted a floating exchange rate regime, the authorities maintain a permanent monitoring of the current account, in order to reduce the country's vulnerability to external shocks.

         During the first half of the 1990s, the Chilean economy experienced a moderate current account deficit, on average, of 2.5% of GDP. In contrast, between 1996 and 1998, the current account deficit averaged 4.5% of GDP, primarily due to a deficit in the trade balance. In this context the Central Bank, in coordination with the government, implemented large-scale adjustment policies to moderate the expansion of aggregate demand, including the increase of interest rates, which led to a reduction in the current account deficit to almost balance in 1999. During 2000 and 2001, the deficit was 1.4% and 1.9%, respectively. In terms of the current account components, the trade balance has exhibited major improvements in the last years, from a deficit of US$2.6 billion in 1998 to a surplus of US$1.1 billion in 2001. This favorable development of the trade balance is the result of a highly diversified export base, which makes Chile's economy less vulnerable to external shocks, as well as lower imports due to less favorable terms of trade and especially the depreciation of the currency. The other current account components--services, income and transfers--have shown increasing net deficits, from US$2.3 billion in 1997 to US$3.3 billion in 2001. In the first half of 2002 total negative flows for these components of the current account reached US$1.4 billion, representing a smaller deficit than that observed for the first half of 2001, mainly due to investment income and lower accrued profits on foreign investment in copper mining.

     Capital Account

         The counterpart of the current account deficit is the capital account balance, which represents net foreign investment in Chile. The capital account includes direct investments, portfolio investments and short-, medium- and long-term indebtedness.

         Since 1998, and due to the Asian crisis and the slowdown of the international economy, capital inflows to Chile decreased considerably. Capital inflows, measured as capital account surplus (excluding change in reserves), averaged, for the years 1996 and 1997, 6.8% of GDP, while from 1998 to 2000 they averaged 1.3%. In the year 2001 an improvement occurred, with the capital account surplus reaching 2.6% of GDP. During the 1990s, Chile conducted a gradual process of capital account liberalization, designed to attain full integration in the international capital markets, while avoiding major disruptions that could endanger macroeconomic and financial stability during the process. The opening of the capital account was fully completed in April 2001, when the Central Bank removed the remaining restrictions in foreign exchange operations, including among others, the encaje on capital inflows and the authorization requirement that was in place for a number of capital transactions. This step was justified on the basis of:

          o the consolidation of a long period of solid macroeconomic fundamentals;

          o the successful adoption of a floating exchange rate and inflation targeting regime;

          o the convergence of the inflation rate to that of industrial countries;

          o    a fiscal policy aimed at a small structural surplus;

          o a high standard of solvency of the financial system, including development of instruments to hedge exchange rate risk and regulations that take into account the exchange-rate risk of bank clients;

          o    increased diversification of foreign trade; and

          o    a high level of international reserves.

         However, the requirement that a certain number of foreign exchange operations be made through the formal exchange market formed by the banks and other entities authorized by the Central Bank remains in place. Additionally, the terms of the free trade agreement between Chile and the United States provide that Chile would be deemed to be non-compliant if it were to implement foreign exchange controls that substantially impede capital transfers and that take effect on a substantially permanent basis.

         In addition, the government has also taken actions to promote greater international diversification of the portfolio of domestic investors, such as broadening the range of permitted investments by these investors, particularly those of regulated institutional investors. As a result of the capital account liberalization process and the higher portfolio diversification of domestic investors, the total volume of capital flows is expected to increase in both directions, either as capital inflows or outflows.

         In the last few years, measures have been taken to facilitate issuing abroad of debt denominated in local currency. The Central Bank authorized the issuance of domestic currency indebtedness abroad in 1998, and recently, the difference between the tax withheld from payments of interest on foreign debt in domestic currency and the tax on interest on debt in foreign currency was eliminated.

         In addition, since 2000 foreign entities have issued four bonds denominated in UF. First, the World Bank issued a five year bond in 2000 valued at Ps.55 billion, which was followed by two bond issues by the Republic of Uruguay, one in 2000 valued at Ps.82 billion and one in 2001 valued at Ps.88.2 billion, with maturities of seven and ten years, respectively. Also in 2001, Hilton Hotels Corporation issued an UF-linked bond with an eight year maturity valued at Ps.67.7 billion. Issuers have carried out swap operations, subsequent to the debt issues, in order to eliminate the exchange rate risk related to these securities.

         These operations allow a diversification of exchange rate risk in Chile, since domestic and foreign institutional investors with a demand for UF notes can diversify by investing abroad in those notes. They are also intended to contribute to developing an external market that can provide domestic firms with additional hedging and financing alternatives, which may be important to firms that are indebted in foreign currency but prefer to borrow in UF.

         In 2001, the capital account (excluding change in reserves) registered a surplus of US$1,760 million as compared to US$827 million in 2000, US$237 million in 1999 and US$1,966 million in 1998. The capital account surplus (excluding change in reserves) was approximately 1.1% of GDP and 2.6% of GDP in 2000 and in 2001, respectively. As of June 2002, the capital account registered a surplus of US$372 million, approximately 1.1% of GDP for the first half of the year.

                               Balance of Payments
                              (in millions of US$)

                                                                                                              Six months
                                                                                                                 ended
                                                1998             1999            2000            2001        June 30, 2002
                                            -----------        ---------     -----------     -----------    --------------
   Current account
   Current account, net..................   US$ (4,014)        US$ (302)     US$ (1,073)     US$ (1,241)        US$ 194
                                            -----------        ---------     -----------     -----------        -------
      Goods and Services, net............       (2,588)           1,501           1,269           1,094            1283
        Merchandise Trade Balance........       (2,010)           2,459           2,154           2,094            1797
          Exports........................       16,353           17,194          19,246          18,505           9,570
          Imports........................       18,363           14,735          17,091          16,412           9,570
        Services.........................         (577)            (958)           (886)           (999)           (514)
          Credits........................        3,809            3,596           3,725           3,810           1,970
          Debits.........................        4,386            4,554           4,610           4,810          (2,483)

      Interest, net......................       (1,889)          (2,233)         (2,795)         (2,757)         (1,345)
        Employee compensation............          (16)             (14)            (14)            (15)             (8)
        Interest from investment.........       (1,873)          (2,219)         (2,781)         (2,742)         (1,337)
          Interest from direct                  (1,136)          (1,413)         (1,894)         (1,789)           (909)
          investment (1).................
            Abroad.......................          266               54             568             467             234
            From abroad..................       (1,401)          (1,467)         (2,462)         (2,256)         (1,143)
          Interest from portfolio                 (362)            (348)           (402)           (502)           (288)
          investment.....................
            Dividends....................         (211)             114             (66)            118            (110)
            Interests....................         (152)            (233)           (336)           (383)           (177)
          Interest from other investment.         (375)            (459)           (485)           (451)           (140)
            Credits......................          924              803             929             776             252
            Debits.......................        1,298            1,262           1,413           1,227            (391)

      Current transfers, net.............          462              430             454             422             255
          Credits........................          810              768             821             794             383
          Debits.........................          348              338             367             372            (129)

   Capital and financial accounts
    Capital and financial accounts, net..        4,131              881             491           2,356            (500)

      Financial account, net.............        4,131              881             491           2,356            (500)
        Direct investment, net...........        3,114            6,203            (348)          3,045             521
          Direct investment abroad.......       (1,484)          (2,558)         (3,987)         (1,432)           (421)
            Shares and other capital.....       (1,263)          (1,896)         (3,573)         (1,111)            (87)
            Earnings reinvested..........         (167)              91            (385)           (153)           (199)
            Other capital................          (53)            (753)            (28)           (168)           (135)
          Direct investment to Chile.....        4,628            8,761           3,639           4,477             941
            Shares and other capital.....        4,155            8,863           2,822           3,424             315
            Earnings reinvested..........          342              281           1,123           1,148             717
            Other capital (2)............          131             (383)           (306)            (96)            (91)
        Portfolio investment, net........       (2,469)          (3,217)            639              46            (662)
          Assets.........................       (3,311)          (5,795)            766          (1,386)         (1,375)
          Liabilities....................          842            2,578            (127)          1,432             712
        Derived financial instruments,             (59)              (6)              2             (86)            104
          net............................
        Other Investment, net (3)........        1,350           (2,743)            534          (1,245)            (91)
          Assets.........................       (1,953)          (3,369)         (2,065)           (737)           (987)
            Commercial credits...........         (118)            (999)         (1,135)            192            (648)
            Loans........................         (214)            (380)            (82)           (193)            152
            Currency and deposits........       (1,621)          (1,990)          1,503             191            (491)
            Other assets.................            0                0          (2,351)           (927)              0
          Liabilities....................        3,303              626           2,599            (508)            897
            Commercial credits...........         (595)            (232)            323            (228)            210
            Loans (2)....................        4,033            1,019           2,096             (90)            649
            Currency and deposits........            2               (2)              1               5              46
            Other liabilities............         (138)            (159)            179            (195)             (9)
        Assets in reserve, net...........         2165              644            (337)            596            (372)

   Errors and omissions, net.............         (117)            (579)            582          (1,115)            306
                                             ----------       ----------      ---------       ----------      ---------

   Financial account without reserves....        1,966              237             827           1,760             372
                                             ---------        ---------       ---------       ---------       ---------
      Total balance of payments..........       (2,165)            (644)            337            (596)           (128)
                                             ==========       ==========      =========       ==========      ==========

-----------------------------

(1) Includes interest.
(2) Net flows of liabilities by loans.
(3) Short term net flows.
Source:  Central Bank.

         As part of the Central Bank's project to improve information on the Chilean economy, in May 2002 a new Balance of Payments series was established. The new methodology follows the recommendations and categories established in the last edition of the International Monetary Fund Balance of Payments Manual and the results of this new methodology were incorporated in Chilean Balance of Payments statistics restated back to 1996.

Foreign Trade

     Merchandise Trade

         Chile's trade is diversified among countries of the Americas, Europe and Asia. The primary destinations for Chile's exports in the first half of 2002 were the United States (which received 19.4% of total exports), Europe (24.3% -- the United Kingdom received 5.1%, Italy 4.7%, France 3.7%, the Netherlands 3.3% and Germany 2.2%), Latin America (18.5% -- Mexico received 4.7%, Brazil 3.9% and Peru 2.3%) and Asia (26.5% -- Japan received 9.9%).

         The primary countries of origin of Chile's imports during the first half of 2002 were Argentina (where 17.4% of total imports originated), the United States (15.1%), Brazil (8.6%), China (6.0%), Germany (4.4%) and France (3.4%). The origins and destinations of Chile's imports and exports in 2002 are substantially similar to the figures for 2001.

         Merchandise exports (which exclude merchandise in tax free zones) have diversified and increased over time from US$16.0 billion in 1997 to approximately US$17.0 billion in 2001. Chile's traditional merchandise exports are mining products (principally copper), which accounted for approximately 62.0% of the total merchandise exports in 1985. Since then, they have declined as a percentage of total exports (to 42% for the first six months of 2002). Since the mid-1980s Chile has increased its exports of nontraditional goods, namely seafood, agricultural products and wine.

         From 1993 until 1997, Chile increased and diversified imports due to:

          o    increased production and economic activity;

          o    the reduction of tariff rates; and

          o the real appreciation of the peso against other currencies, which made imports relatively inexpensive to Chilean consumers.

         Since 1997, imports have declined from US$19.3 billion to US$16.4 billion in 2001, mainly due to less favorable terms of trade and a depreciated currency. The largest portion of Chile's imports consists of intermediate goods, accounting for 62.1% of total imports for the first six months of 2002. The share of consumer good imports decreased from 18.0% of total imports in 1997 to 17.3% in June 2002. Imports of capital goods have declined from 27.9% of total imports in 1997 to 20.7% of total imports in June 2002.

         The following tables set forth information on exports and imports for the periods indicated:

                         Exports of Goods (FOB) (1) (2)
                   (in millions of US$ and % of total exports)


                                            1997                 1998                  1999                   2000
                                    ---------------------  ------------------   -------------------  --------------------
Mining:
   Copper.........................  US$  6,647      41.7%  US$ 5,197     35.9%  US$ 6,026      38.5% US$  7,285      41.2%
   Iron...........................         150       0.9%        164      1.1%        127       0.8%        142       0.8%
   Nitrate and iodine.............         220       1.4%        259      1.8%        214       1.4%        207       1.2%
   Molybdenum oxide and
     ferromolybdenum..............         232       1.5%        204      1.4%        167       1.1%        179       1.0%
   Other..........................         237       1.5%        228      1.6%        244       1.6%        208       1.2%
                                    ----------  --------   ---------    ------        ---     ------  ----------    ------
     Total mining.................       7,486      46.9%      6,052     41.9%      6,778      43.3%      8,021      45.4%
Agriculture, livestock, forestry
and fishing:
   Fruit..........................       1,192       7.5%      1,267      8.8%      1,242       7.9%      1,241       7.0%
   Timber.........................          93       0.6%         15      0.1%         39       0.2%         32       0.2%
   Other..........................         345       2.2%        427      3.0%        439       2.8%        420       2.4%
                                    ----------    ------   ---------    ------ ----------    ------  ----------    ------
     Total agriculture,
         livestock, forestry
         and fishing..............       1,630      10.2%      1,709     11.8%      1,720      11.0%      1,693       9.6%
Industrial:
   Fishmeal.......................         550       3.4%        346      2.4%        280       1.8%        232       1.3%
   Processed salmon...............         469       2.9%        516      3.6%        603       3.8%        729       4.1%
   Wine...........................         424       2.7%        528      3.7%        537       3.4%        581       3.3%
   Sawn wood......................         301       1.9%        239      1.7%        288       1.8%        321       1.8%
   Bleached and unbleached pulp...         678       4.2%        668      4.6%        824       5.3%      1,076       6.1%
   Methanol.......................         211       1.3%        119      0.8%        150       1.0%        324       1.8%
   Other..........................       4,207      26.4%      4,280     29.6%      4,483      28.6%      4,706      26.6%
                                    ----------    ------   ---------    ------ ----------    ------  ----------    ------
     Total industrial.............       6,840      42.9%      6,696     46.3%      7,165      45.7%      7,968      45.1%
                                    ----------    ------   ---------    ------ ----------    ------  ----------    ------
Total exports.....................  US$ 15,956     100.0%  US$14,457    100.0% US$ 15,663     100.0% US$ 17,682     100.0%
                                    ==========    ======   =========    ====== ==========    ======  ==========    ======


                                                                Six months ended
                                               2001              June 30, 2002
                                     ---------------------     ---------------------
Mining:
   Copper.........................    US$  6,746      39.6%     3,299.0       37.6%
   Iron...........................           135       0.8%        68.5        0.8%
   Nitrate and iodine.............           197       1.2%       107.5        1.2%
   Molybdenum oxide and                                                        1.1%
     ferromolybdenum..............           175       1.0%       100.1
   Other..........................           217       1.3%       114.1        1.3%
                                       ----------    ------      -------     -------
     Total mining.................         7,470      43.9%      3689.2       42.0%
Agriculture, livestock, forestry
and fishing:
   Fruit..........................         1,116       6.6%       956.6       10.9%
   Timber.........................            25       0.1%         8.2        0.1%
   Other..........................           369       2.2%       213.7        2.4%
                                      ----------    ------      -------      -------
     Total agriculture,
        livestock, forestry
         and fishing..............         1,510       8.9%     1,178.2       13.4%
Industrial:
   Fishmeal.......................           255       1.5%       189.2        2.2%
   Processed salmon...............           730       4.3%       346.0        3.9%
   Wine...........................           595       3.5%       283.1        3.2%
   Sawn wood......................           318       1.9%       179.7        2.0%
   Bleached and unbleached pulp...           868       5.1%       398.2        4.5%
   Methanol.......................           359       2.1%       122.1        1.4%
   Other..........................         4,926      28.9%     2,387.0       27.2%
                                      ----------    ------      ---------   -------
     Total industrial.............         8,052      47.3%     3,905.7       44.5%
                                      ----------    ------      -------     -------
Total exports.....................    US$ 17,032     100.0%     8,773.4      100.0%
                                      ==========    ======      =======     =======

--------------
(1) Preliminary.
(2) Only Exports of General Regime as classified by the Central Bank.
Source: Central Bank.
                           Imports of Goods (CIF) (1)
                   (in millions of US$ and % of total imports)


                                         1997                 1998                  1999                   2000
                              --------------------  --------------------   --------------------    ------------------
   Consumer goods............ US$ 3,356      18.0%  US$ 3,125       17.8%  US$ 2,587       17.9%       3,076     18.1%
   Intermediate goods........    10,071      54.1       9,593       54.7%      8,776       60.8%      10,520     61.8%
   Capital goods.............     5,184      27.9       4,808       27.4%      3,076       21.3%       3,430     20.1%
                              ---------    ------   ---------     ------   ---------     ------    ---------   ------
   Total imports (CIF) (2)... US$18,611     100.0%  US$17,526      100.0%  US$14,439      100.0%   US$17,026    100.0%
                              =========    ======   =========     ======   =========     ======    =========   ======
Total imports (FOB).......... US$19,298             US$18,363              US$14,735               US$17,091


                                                       Six months ended
                                         2001           June 30, 2002
                              --------------------- --------------------
   Consumer goods............      2,900       17.7%    1,354      17.3%
   Intermediate goods........     10,061       61.4%    4,865      62.1%
   Capital goods.............      3,418       20.9%    1,619      20.7%
                               ---------     ------  --------   --------
   Total imports (CIF) (2)...  US$16,379      100.0% US$7,838     100.0%
                               =========     ======  ========    ======
Total imports (FOB)..........  US$16,412             US$7,717

------------------------
(1) Preliminary.
(2) Only Imports of General Regime as classified by the Central Bank.
Source: Central Bank.

                 Geographical Distribution of Merchandise Trade
                          (% of total exports/imports)

                                                                                                                   Six months
                                                                                                                   ended June
                                       1997            1998           1999            2000            2001          30, 2002
                                    ----------      ---------    -------------   -------------   -----------     -------------
EXPORTS (FOB)
   Americas:
     Argentina....................       4.6%            4.9%            4.6%           3.5%            3.1%           1.2%
     Brazil.......................       5.6             5.6             4.5            5.3             4.9            3.9
     United States................      15.9            16.4            18.3           16.7            18.6           19.4
     Other........................      11.1            14.4            13.9           14.4            16.2           14.8
                                      ------          ------          ------         ------          ------         ------
       Total Americas:  ..........      37.2%           41.3%           41.3%          39.9%           42.8%          39.3%
   Europe:
     EU:  (1)
       France.....................       2.7             3.0             3.1            3.5             3.5            3.7
       Germany....................       4.4             3.8             3.6            2.5             3.0            2.2
       Italy......................       2.9             4.5             4.1            4.5             4.6            4.7
       United Kingdom.............       6.2             7.8             6.8            5.8             7.0            5.1
       Other EU...................       8.2             9.0             8.6            8.4             8.0            8.6
                                      ------          ------          ------         ------          ------         ------
         Total EU.................      24.4            28.1            26.2           24.7            26.1           24.3
     EFTA(2) and other............       1.4             1.1             1.5            1.9             2.1            1.5
                                      ------          ------          ------         ------          ------         ------
       Total Europe...............      25.8%           29.2%           27.7%          26.6%           28.2%          25.8%
   Asia:
     Japan........................      15.7            13.8            14.4           13.9            12.2            9.9
     Korea........................       5.8             2.8             4.4            4.4             3.3            3.6
     Taiwan.......................       4.6             3.6             3.2            3.3             2.0            2.8
     Other Asia...................       7.9             7.4             7.3            9.4             9.0           10.2
                                      ------          ------          ------         ------          ------         ------
       Total Asia.................      34.0            27.6            29.3           31.0            26.5           26.5
   Other(3).......................       3.0             1.9             1.7            2.5             2.5            8.4
                                      ------          ------          ------         ------          ------         ------
     Total exports................     100.0%          100.0%          100.0%         100.0%          100.0%         100.0%
                                      ======          ======          ======         ======          ======         ======

IMPORTS (CIF)
   Americas:
     Argentina....................       9.3             9.9            13.0           15.7            17.4           17.4
     Brazil.......................       6.3             5.9             6.4            7.4             8.6            8.6
     United States................      22.0            21.7            20.1           18.5            16.8           15.1
     Other........................      13.7            12.1            12.6           12.4            11.2            9.7
                                      ------          ------          ------         ------          ------         ------
       Total Americas:  ..........      51.3%           49.6%           52.1%          54.0%           54.0%          50.8%
   Europe:
     EU:  (1)
       France.....................       2.6             3.7             2.8            2.5             3.4            3.4
       Germany....................       4.3             4.4             4.2            3.4             4.1            4.4
       Italy......................       3.6             3.7             3.5            2.3             2.6            2.1
       United Kingdom.............       1.6             1.4             1.2            1.0             1.1            1.0
       Other EU...................       8.0             7.6             8.0            7.5             7.3            6.7
                                      ------          ------          ------         ------          ------         ------
         Total EU.................      20.1            20.8            19.7           16.7            18.5           17.6
     EFTA(2) and other............       1.4             1.7             1.4            1.0             1.2            2.0
                                      ------          ------          ------         ------          ------         ------
       Total Europe...............      21.5%           22.5%           21.1%          17.7%           19.7%          19.6%
   Asia:
     Japan........................       5.4             5.3             4.2            3.9             3.2            3.2
     Korea........................       3.0             2.8             2.6            2.9             3.1            2.9
     Taiwan.......................       1.1             1.1             1.1            1.1             1.0            1.0
     Other Asia...................       6.4             7.0             7.5            8.0             9.1            8.9
                                      ------          ------          ------         ------          ------         ------
       Total Asia.................      15.9            16.2            15.4           15.9            16.4           16.0
   Other(3).......................      11.3            11.7            11.4           12.4             9.9           13.6
                                      ------          ------          ------         ------          ------         ------
     Total imports................     100.0%          100.0%          100.0%         100.0%          100.0%         100.0%
                                      ======          ======          ======         ======          ======         ======

----------------------
(1)  European Union.
(2)  European Free Trade Association.
(3) Includes Africa, the Middle East and other countries. In the case of imports it includes those in tax free zones.
Source:  Central Bank.

     Services Trade

         Non-financial services include transportation, passenger services, port services and the travel industry. The travel industry, particularly tourism, is one of the most important contributors to the service trade sector. During the first half of 2002, the net result for services was a reduction of US$355 million as compared with the same period in 2001, with exports falling 4.5% and imports down 7.9%. The most important decline in service exports affected travel, the result of declining tourism from Argentina, the US, Canada and European countries. Transportation income was the next component with lower income. Service imports were hardest hit in the area of business services, a category that includes export, rental and other services. See "The Economy--Principal Sectors of the Economy--Trade and Catering."

     Trade Policy

         Chile's foreign trade policy is aimed at the integration of Chile into the global economy and the creation of commercial opportunities for Chilean goods and services abroad. This policy combines unilateral trade measures with bilateral, regional and multilateral negotiations, including the reduction of trade barriers, increased transparency and the establishment of dispute settlement mechanisms.

         As part of this policy, Chile has entered into several agreements. Among others, agreements with the European Union, South Korea and the U.S. have been finalized and are awaiting final approval by Congress before they enter into force. See "Republic of Chile--International and Regional Relations".

         On January 1, 2002, the customs duties rate was reduced from a flat rate of 8% to 7%, which rate was reduced to a final 6% rate on January 1, 2003.

         In July, 2002, the Chilean government announced that it would apply a temporary 10% tariff to five steel derivative products, for a one-year period. The measure was based on a technical recommendation rendered by the Chilean Committee on Price Distortions, which concluded that domestic steel producers faced prospective and significant damage from instability of the world steel market. The higher tariff will not apply to Canada, Mexico and Peru due to the existence of trade agreements, and it will not apply to WTO member countries with developing economies, whose exports to Chile are limited. A provisional 14% fructose tariff will also be applied to protect against potential damage faced by domestic sugar beet producers.

         In September 2002, in response to requests from various Latin American countries, the World Trade Organization passed a resolution requiring Chile to increase transparency in its determination of price bands used to stabilize sugar and oil prices. Chile was given 18 months in which to increase transparency in the setting of reference prices, import prices and tariffs.

Foreign Direct Investment

         Chile's constitutional and legal framework guarantees non-discrimination and equal treatment to foreign and local investors and gives foreign investors access to all economic sectors. The 1974 Foreign Investment Statute, known as Decree Law 600, sets forth the general rules applicable to foreign investors covering repatriation of capital, remittance of profits and access to the formal exchange market. It establishes different modalities of investment, including freely convertible currency, assets, technology, investment related credits and capitalized earnings.

         Under Decree Law 600, the Chilean Foreign Investment Committee, acting as the authorized representative of the government, enters into a legally binding contract with each foreign investor, which stipulates the time period during which the investment or investments must be made. In the case of mining investments, the period is generally eight to twelve years. In all other economic sectors, it is generally three years. As a general rule, foreign exchange transactions must be done through authorized banks and financial institutions.

         As an alternative to Decree Law 600, under the provisions of the Central Bank's Compendium of Foreign Exchange Regulations, foreign investors may freely bring capital contributions and loans to Chile by way of convertible foreign currency.

         Foreign direct investment (FDI) made through the Decree Law 600 mechanism totaled US$3.0 billion in 2000 and US$4.7 billion in 2001. During the first half of the 1990s, one of the important sectors for FDI was mining, but during the second half a trend towards diversification made the electricity, gas and water, services, and transport and communications sectors increasingly appealing to foreign investors. In 2001, foreign investment was distributed in a more equitable way among these sectors: while 19% of capital went to mining, 27.1% of FDI went to transport and communications, while services accounted for 14.9% and industry 15.9%.

         During the second half of 2001 and the first half of 2002, FDI in Chile weakened. From January to June of 2002, FDI through Decree Law 600 totaled US$881, just under 40% of half-year average inflows during 1996-1998, and less than half-year average inflows in 2001. Although FDI has fallen, investors have continued to undertake a significant number of smaller projects that take advantage of the competitive advantages of Chile, especially in the services sector.

         Historically, investors from the United States have represented the largest component of FDI in Chile. U.S. investment totaled approximately US$15.3 billion from the inception of Decree Law 600 in 1974 to 2001, representing 31.6% of total accumulated FDI. In 2001, the U.S. investment in Chile represented 37.2% of total FDI, while for the first half of 2002 it reached 30.7%.

         The following table presents the changes in foreign direct investments, including capital and debt, made under Decree Law 600 by sector for the periods indicated:

              Foreign Investment under Decree Law 600 by Sector(1)
                              (in millions of US$)

                                                                                                                      Six months
                                                                                                                      ended June
                                            1997            1998           1999           2000          2001(2)      30, 2002 (2)
                                        -----------    -----------     -----------    ----------     ----------      -----------
Mining..........................          US$ 1,706      US$ 2,393           1,220           242            898              282
Services........................              1,197          2,006           1,909           665            705              159
Manufacturing...................                593            530             780           191            755              125
Electricity, gas and water......              1,395            495           4,660           860            908              219
Transport and communications....                171            211             359           870          1,284               92
Construction....................                114            280             215            29            166                2
Agriculture, livestock and Forestry              43             49              40            26             11                2
Fishing.........................                 12              9               1            94              6                0
                                        -----------    -----------     -----------    ----------     ----------      -----------
Total...........................        US$   5,230    US$   5,973     US$   9,086    US$  2,977     US$  4,733      US$     881
                                        ===========    ===========     ===========    ==========     ==========      ===========

------------------------

(1) Including capital and debt.
(2) Preliminary.
Source: Foreign Investment Committee.

                          Monetary and Financial System

Role of the Central Bank

         In 1989, the Chilean Constitution created the Central Bank as an autonomous legal entity. The Central Bank is subject to the Central Bank Act, which has the rank of a constitutional organic law. To the extent that it is consistent with this law, the Central Bank is also subject to the private sector's laws and regulations. A Board of Directors, composed of five members, governs and administers the Central Bank. The President of Chile, with the prior consent of the Senate, appoints each member of the Board of Directors for staggered ten-year periods.

         According to the Chilean Constitution, the main objectives of the Central Bank are to maintain the stability of the Chilean peso and the orderly functioning of Chile's internal and external payment systems. To fulfill this purpose the law gives the Central Bank the authority to set reserve requirements, to regulate the amount of money and credit in circulation, to operate as a lender of last resort and to establish regulations and guidelines regarding financial institutions, the formal exchange market and bank deposit-taking activities. These attributes allow the Bank to set up its main policy tools: monetary and exchange rate policy.

Monetary and Exchange Rate Policy

         Monetary policy has been carried on by the Central Bank setting an explicit annual inflation target. Between 1990 and 2000 this target was set on the year-end CPI inflation. Under this regime the Chilean economy achieved a gradual but steady reduction in inflation, from 27.3% in 1990 to 4.7% in 1998, remaining stable since then. When steady-state inflation levels were attained, the Central Bank changed its goal to a medium-term inflation target. Currently, this target corresponds to a 2 to 4% target range (centered on 3%) for CPI inflation, defined over a rolling window of 8 quarters.

         With regard to the exchange policy, an exchange rate band was in place from the mid-1980s until September 1999, when a floating exchange rate regime was adopted. This new regime was adopted only when other economic conditions that were consistent with it were previously attained. In particular, the achievement of a low and stable inflation rate; the redefinition of the Central Bank's inflation target; adequate financial regulation which introduces appropriate matching standards for money and interest rates; the development of exchange rate and financial hedging instruments; and improvements in private risk management.

     Monetary Policy and Interest Rate Evolution

         The Central Bank has carried out its monetary policy through a target for the interest rate. The target is currently the daily interbank nominal interest rate. Before May 1995, the Central Bank targeted the offer rate on 90-day indexed promissory notes with a prefixed interest rate by the sale of its 90-day notes. Since 1995, the Central Bank has carried out its monetary policy through a target for the daily interbank real interest rate. Only in August 2001 did the Central Bank shift its monetary instrument from an indexed interest rate to a nominal interest rate target. The nominal rate was initially set in August 2001 at 6.5%, in line with the 3.5% real rate set in June 2001 and 3% expected inflation (the Central Bank's medium-term inflation target). This measure was complemented by the gradual replacement of short-term debt securities in Unidades de Fomento, or UF, with peso debt and the issuance of new medium-term debt in pesos.

         The use of nominal instead of real interest rates is part of the modernization of the monetary policy framework. This process allows a reduction in the volatility of nominal instruments, especially exchange rate and monetary liquid aggregates volatility. It is also intended to simplify international financial integration, expedite risk management and give more transparency to the interest rate itself. This change is also coherent with current macroeconomic conditions, in particular, low and stable inflation, high credibility of the Central Bank inflation target and a relatively developed nominal financial market.

         The Central Bank has other instruments to regulate market liquidity. Banks and other financial institutions have a liquidity deposit account at the Central Bank, where a one-day deposit can earn a predetermined interest rate. This deposit account establishes an effective lower threshold for short-term interest rates. Additionally, financial institutions have a liquidity credit line at the Central Bank for which they pay an overnight pre-determined interest rate. This credit line is divided into three tranches, each of which has a different interest rate. For each bank, the first tranche is 40% of the total credit line, and the second and third tranches are 30% of the total line each. The total credit line is equivalent to 60% of each bank's reserve requirements. These restrictions have impeded the attractiveness of the liquidity credit lines. The Central Bank conducts the short-term management of liquidity mainly through repurchase agreements.

         Repurchase agreements are a complementary liquidity line for banks, for which the Central Bank announces a daily rate whereby banks indicate which instruments they wish to sell to the Central Bank. To maintain the base interest rate at the desired level, the Central Bank conducts open-market operations involving the purchase of repurchase agreements that use promissory notes with maturities of less than seven days, or the sale of reverse repurchase agreements, which is the selling of an asset with a simultaneous agreement to repurchase the asset at a specified price.

         On September 2, 2002 the Central Bank implemented an amendment of its debt issuance administration procedures. The program aims at (i) increasing liquidity in the domestic fixed-income market, (ii) increasing participation in that market by international investors, (iii) deepening the nominalization process in financial markets, (iv) contributing to efficiency of capital markets and (v) further developing the private debt and risk hedging markets. The program includes the issuance of new financial instruments, called Bonos Banco Central, which will be issued in Chilean pesos, UF and US dollars. These newly created debt securities are intended to replace existing financial instruments.

         The main reforms adopted include:

          o An increase in the amount and term applicable to peso-denominated and dollar-indexed debt, which will be offset by a decrease in the issuance of inflation indexed securities. In September 2002, the Central Bank began to issue 5-year peso denominated bonds.

          o The adoption of international standards applicable to Central Bank debt, so that new debt securities will be structured as "bullet" bonds, which will pay interest semi-annually with principal repaid in a single installment at maturity.

          o The Central Bank will issue securities designed to be used as benchmarks by the fixed income market.

         In terms of the trajectory of the interest rate, the fact that the inflation rate has been within the target range, and that no important pressures on the inflation rate have been expected, has allowed the Central Bank to lower interest rates. Beginning in August 2001, when the nominal rate target was set at 6.5%, the Central Bank reduced the monetary policy target rate on seven occasions, bringing it to 3.0% in August 2002. The Central Bank has determined that these rate reductions do not compromise the inflation target and expects an inflation rate in the middle of the target range (3% year over year) over the next 12 to 24 months.

         The following table sets forth the Central Bank's average interest rates for the periods indicated:

                       Central Bank Average Interest Rates

                                                                             Target            Target
                                                                          Average Real     Average Nominal
                                        PRC                                Interbank          Interbank
Year                               Eight Year(1)       BCP-5 Year(2)          Rate            Rate (3)
                                ------------------  ------------------   -------------   -------------------
1997...........................         6.5                  -                 6.9                -
1998...........................         7.5                  -                 9.0                -
1999...........................         6.5                  -                 5.9                -
2000...........................         6.4                  -                 5.3                -
2001...........................         5.1                  -                 -                 6.5
2002(4)........................         2.9                 6.0                -                 3.0
------------------------

(1) Central Bank eight-year notes with coupons. The number for 2002 corresponds to BCUs.
(2) BCPs (also called BCUs) are part of the new peso-denominated (and inflation-indexed) financial instruments issued by the Central Bank since September 2002 (See Monetary Policy and Interest Rate Evolution).
(3)  Nominal target rate was adopted on August, 2001.
(4)  September-November average.
Source: Central Bank.

Foreign Exchange and International Reserves

         The current exchange rate policy is characterized by a free-floating regime with unrestricted access to the exchange rate market. However, this reflects a long but gradual liberalization process.

         Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only when explicitly authorized by the Central Bank. The Central Bank Act in 1989 liberalized the rules that governed the purchase and sale of foreign exchange, but allows the Central Bank to require that certain purchases and sales of foreign exchange be carried out in the formal exchange market. This market historically has been formed by banks and other financial entities authorized by the Central Bank. In April 1997, the Central Bank authorized free access to buy and sell foreign exchange on the formal exchange market. Since that date there has been no difference between the exchange rate in the formal and the informal exchange markets. This similarity has been enhanced since the adoption of the floating regime in September 1999. In September 1999, the exchange rate was allowed to freely float in the formal market, and Central Bank intervention to maintain the average exchange rate in a certain range ceased. However, the Central Bank has maintained its right to intervene in the exchange rate market, but only in exceptional cases and under strict transparency standards. The use of international reserves to stabilize the exchange rate is generally only for exceptional cases, and the Central Bank has committed to publicly announcing any intervention, and clearly stating its reasons for doing so. Apart from international reserves, in order to stabilize the exchange rate the Central Bank relies on exchange rate indexed notes that may be used as hedging instruments to mitigate exchange rate risk.

         Since the adoption of a floating exchange regime, the Central Bank has announced two interventions in the foreign exchange market, in August 2001 and October 2002, due to extraordinary circumstances affecting the valuation of Chilean peso. In the latest instance, the Central Bank did not intervene through the selling of reserves but through the more dynamic use of dollar-indexed bonds.

         The following tables show changes in the nominal exchange rate since 1997. The tables present the annual high, low, average and period-end observed for each year:

                             Observed Exchange Rates
                                 (Pesos per US$)

                        High(1)          Low(1)        Average(2)     Period-End
                        -------          ------        ----------     ----------

1997..................      440             412             419            440
1998..................      475             439             460            474
1999..................      551             469             509            528
2000..................      580             501             539            573
2001..................      717             557             635            656
2002(3)...............      757             642             686            733
----------------------

(1) Rates shown are the actual low and high on a daily basis for periods indicated.
(2)  Represents the average of average monthly rates for the periods indicated.
(3)  As of October 2002.
Source: Central Bank.

     International Reserves

         The Central Bank manages its international reserves according to the prevailing exchange rate policy regime. Net international reserves of the Central Bank grew steadily in the last decade, except in 1998 and 1999, when international reserves fell approximately US$3.0 billion as compared to 1997 as a result of Central Bank intervention to reduce the effect of international volatility on the exchange rate. After 1999, the level of international reserves has remained stable, reflecting the adoption of a floating exchange rate regime in September 1999.

         Chile ended the year 2001 with US$14.4 billion in net international reserves, and as of October 2002 had US$14.9 billion in net international reserves.

         The following table shows the composition of net international reserves of the Central Bank of Chile at each of the dates indicated below:

                 Net International Reserves of the Central Bank
                              (in millions of US$)

                                                               As of December 31,                                 As of
                                   -----------------------------------------------------------------------       June 30,
                                       1997            1998          1999           2000           2001            2002
                                   -----------     -----------  ------------   ------------   ------------    --------------
Central Bank:
   Assets:
     Gold ....................     US$    533     US$    322     US$     317    US$     18      US$     19      US$       3
     SDRs ...................               1              8              19            25              29               33
     Reserve position in the
     IMF(1) .................             314            605             405           321             299              440
     Foreign exchange .......          17,259         15,256          14,187        14,686          14,041           14,743
     Other assets ...........             166            101              19            61              12                4
     Total ..................          18,273         16,292          14,947        15,111          14,400           15,223

   Liabilities:
     Reciprocal Credit
        Agreements ..........             162             89              24            60              13                4
     Short-term credits .....               0              0               0             0               0                0
     Use of IMF credits .....               0              0               0             0               0                0
     Total ..................             162             89              24            60              13                4
Total international reserves,
     net......................     US$ 18,111      US$16,203       US$14,923      US$15,051       US$14,387       US$15,219
------------------------

(1) Commercial bank deposits held at the Central Bank.
Source: Central Bank.

Money Supply

         The evolution of monetary aggregates reflects the private sector's demand for monetary balances, which is dependent on economic growth, the alternative cost of money and inflation. Although the Central Bank does not seek to implement monetary aggregates control, these variables are under continuous monitoring to protect against the effects of external shocks. The following tables set forth the monthly average monetary base and the average monetary aggregates for the periods indicated:

                                Monetary Base(1)
                             (in billions of pesos)

                                                               As of December 31,                                 As of
                                   -----------------------------------------------------------------------       June 30,
                                       1997            1998          1999           2000           2001            2002(2)
                                   -----------     -----------  ------------   ------------   ------------    --------------
Currency in circulation...........        880             853           997          1,001        1,103           1,092
Bank reserves.....................        552             630           655            682          728             707
Monetary base.....................      1,432           1,483         1,652          1,683        1,831           1,799
------------------------

(1) There are no demand deposits at the Central Bank.
(2) Preliminary.
Source: Central Bank.

                               Monetary Aggregates
                             (in billions of pesos)

                                                                      As of December 31,                             As of
                                            -------------------------------------------------------------------      June 30,
                                                1997         1998          1999          2000         2001            2002(2)
                                            -----------    ---------    ----------   -----------    -----------    -----------
Currency in circulation...................         880          853            997        1,001         1,103          1,092
Demand deposits at commercial banks.......       2,228        1,999          2,429        2,517         2,907          3,105
                                               -------     --------        -------      -------       -------        -------
   Total M1...............................       3,108        2,851          3,426        3,518         4,010          4,161

Total time and savings deposits at banks..      11,704       13,517         14,587       16,005        16,886         17,506
Government time deposits at Central Bank..       1,227          788          1,026          832         1,047          1,181
                                               -------     --------        -------      -------       -------        -------
   Total M2(1)............................      16,039       17,157         19,039       20,355        21,942         22,884

Foreign currency deposits at banks........         553        1,091          1,742        2,097         2,773          2,726
                                               -------       ------        -------      -------       -------        -------
   Total M3(1)............................      16,592       18,248         20,781       22,452        24,715         25,610
                                               =======       ======        =======      =======       =======         ======

-----------------------

(1) Includes government time deposits at Central Bank.
(2) Preliminary.
Source: Central Bank.

         The following table shows selected monetary indicators for the periods indicated:

                          Selected Monetary Indicators
                                   (% change)
                                                                         As of December 31,
                                                         -----------------------------------------------------      As of June
                                                          1997        1998       1999       2000       2001        30, 2002 (4)
                                                         --------  ---------    -------   --------  ---------     -------------
M1 (% change)(1)..................................        20.0%       (8.3)%      20.2%       2.7%      14.0%           12.8%
M2 (% change)(2)..................................        20.7        10.5        10.0        8.4        7.0             6.9
Credit from the financial system (% change).......        19.6         8.2        10.3       10.9        6.7             4.7
Average annual peso deposit rate(3)...............         6.5         9.5         5.9        5.2        3.7             2.8

------------------------

(1) Currency in circulation plus peso-denominated demand deposits.
(2) Ml pluspeso-denominated savings deposits.
(3) Represents real interest rates for a period of 90 to 365 days.
(4) Preliminary, June to June % change.
Source:  Central Bank.


         The following table shows liquidity and credit aggregates for the periods indicated:

                         Liquidity and Credit Aggregates
                             (in millions of pesos)
                                                                 As of December 31,
                                          --------------------------------------------------------------      As of June
                                            1997          1998         1999         2000        2001(5)      30, 2002 (5)
                                          ----------   ----------   ----------   ----------- -----------   ----------------
Liquidity aggregates (at period end):         1,432        1,483         1,652        1,683       1,831         1,799
    Monetary base:
     Currency, excluding cash in
     vaults at banks...................         880          853           997        1,001       1,103         1,092
    M1(1)..............................       3,108        2,851         3,426        3,518       4,010         4,161
    M2(2)..............................      14,812       16,368        18,014       19,524      20,896        21,703
    M3(3)..............................      15,365       17,459        19,756       21,621      23,669        24,429

Credit aggregates (at period end):
    Private sector credit..............      21,034       22,840        24,243       26,874      26,691        29,262
    Public sector credit...............       1,063        1,169         1,745        2,551       3,006         3,605
    Total domestic credit(4)...........      20,228       22,417        23,360       26,249      28,780        27,846

Deposits:
    Chilean peso deposits..............      12,009       13,838        15,065       16,476      17,439        18,114
    Foreign-currency deposits..........         553        1,091         1,742        2,097       2,773         2,726
                                            -------      -------       -------      -------     -------       -------
      Total deposits...................      12,562       14,929        16,807       18,574      20,213        20,840
                                            =======      =======       =======      =======     =======       =======
------------------------

(1)  Currency in circulation plus peso-denominated demand deposits.
(2)  M1 plus peso-denominated savings deposits.
(3) M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Central Bank.
(4)  Includes capital reserves and other net assets and liabilities.
(5)  Preliminary.
Source: Central Bank.

Inflation

         The government and Central Bank policies permitted the Chilean economy to attain a gradual but significant reduction in domestic inflation, as measured by the December-to-December increase in the CPI. Perhaps most importantly this reduction was achieved without incurring significant real costs; this was possible because of a combination of both a favorable external condition during the 1990s and the high grade of Central Bank credibility. The inflation rate decreased gradually from 27.3% in 1990 to 4.7% in 1998, remaining stable at low levels since then and reaching 2.6% in 2001. See "The Economy--History and Background and the Economy--Current Economic Situation and Policy."

         The following table shows changes in the CPI and the Wholesale Price Index or WPI for the periods indicated:

                                    Inflation

                                   Percent Change from
                               Previous Year at Period End
                               ---------------------------
                                   CPI               WPI
                               -----------    -------------
1997.......................       6.0%             1.9%
1998.......................       4.7              0.3
1999.......................       2.3             13.5
2000.......................       4.5              7.9
2001.......................       2.6              3.1
2002(1)....................       3.4             15.6
------------------------

(1) For the 10-month period ended October 31, 2002.
Source: Central Bank.

Financial Sector

     General Overview of Banking System

         The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention and by periods of deregulation. After the Chilean financial crisis of 1982 and 1983, the Central Bank and the Superintendency of Banks established strict controls on the funding, lending and general business matters of the banking industry in Chile. See "--1982 and 1983 Chilean Bank Crisis; Central Bank Subordinated Obligations." The most recent period of deregulation began in 1975 and ended with the adoption of the General Banking Law. The General Banking Law, amended most recently in 1986, 1997 and 2000, enlarges the scope of business of banks in Chile and abroad, subject to certain regulations.

         The Superintendency of Banks regulates the banking sector. The Central Bank, which has an autonomous role from the government, oversees the exchange rate policy and regulates international capital movements and certain bank operations.

         As of December 2002, Chile's banking system was comprised of 25 privately owned banks and one state-owned bank, Banco Estado. At December 31, 2001, the Chilean banking system had a total of Ps.30,271 billion (US$46 billion) of loans outstanding. For the five-year period ended December 31, 2001, the average rate of increase in outstanding loans for the Chilean financial system was 12.3% and the average annual return on shareholders' equity was 13.0%.

         The following table provides certain statistical information on the Chilean financial system as of December 31, 2001:

                                                        Chilean Financial System
                                            (in billions of pesos except for percentages)

                                                                         As of December 31, 2001
                           ---------------------------------------------------------------------------------------------------------
                                      Assets                      Loans                    Deposits           Shareholders' Equity
                           --------------------------  -------------------------  ------------------------  ------------------------
                                             Market                      Market                     Market                   Market
                               Amount        Share%        Amount        Share%      Amount         Share%    Amount         Share%
Domestically-owned
   private-sector banks...  Ps. 33,425.5      77.4%    Ps. 24,428.9       80.7%    Ps. 18,285.7      77,6%   Ps. 2,363.8       73.6%
Foreign-owned
   private-sector banks...       3,794.1       8.8          1,931.1        6.4          1,881.3        8.0         510.0       15.9
      Private-sector total      37,219.5      86.2         26,360.1       87.1         20,167.0       85.6       2,873.8       89.4
Banco Estado..............       5,702.9      13.2          3,707.0       12.2          3,207.4       13.6         316.9        9.9
Total banks...............      42,922.5      99.4         30,067.1       99.3         23,374.4       99.2       3,190.7       99.3
Finance companies.........         242.9       0.9            203.5        0.7            181.7        0.8          22.4        0.7
   Financial system total.  Ps. 43,165.1     100.0%    Ps. 30,270.6      100.0%    Ps. 23,556.1      100.0%  Ps. 3,213.4      100.0%

------------------------
Source:  Superintendency of Banks.

         In January 2002, Banco de Chile and Banco Edwards, the fourth and sixth largest bank in Chile respectively, began the process of merging, after being approved by the Superintendency of Banks. Both banks represent over 20% of the loan market.

         During 2002, the Central Bank exercised its 1999 option requiring Banco Santander to buy its 35.4% percent stake in Banco Santiago. The Superintendency of Banks authorized Banco Santander to begin the process of merging with Banco Santiago.

         The following table sets forth the total assets of the four largest Chilean private-sector banks and state-owned Banco Estado, as of December 31, 2001:

                                                               As of
                                                           June 30, 2002
                                                      (in billions of pesos)
                                                      ----------------------
Banco de Chile(1)...............................           Ps. 11,983.3
Banco Santander - Chile.........................               11,514.7
Banco Santiago..................................                9,508.6
Banco Estado (2)................................                8,906.6
Banco de Credito................................                6,220.6
------------------------

(1) Includes Banco Edwards.
(2) Wholly-owned by the Chilean government. See "--Banco Estado."
Source: Superintendency of Banks and Financial Institutions.


         The following table sets forth information on indicators of bank operation efficiency:

                     Indicators of Bank Operation Efficiency

                                                                     As of December 31,                      As of
                                                   --------------------------------------------------------  June 30,
                                                     1997         1998        1999       2000       2001       2002
                                                   -----------  ----------  ---------  ---------  ---------  ---------
Return on assets............................           1.0%         0.9%       0.8%       1.0%       1.3%         1.3%
Return on equity............................          13.7         11.5        9.4       12.7       17.7         16.8

Non-performing loans as a percentage of total
   loans....................................           1.0          1.5        1.7        1.7        1.6          1.8
Gross operational margin/assets.............           4.8          5.1        4.9        4.7        5.0          2.5
Operating expenses/operating revenue........          66.5         61.4       60.2       60.8       56.2         54.2
Operating expenses/average total assets.....           3.2          3.1        2.9        2.8        2.8          2.7
Risk weighted capital(1)....................          11.5         12.5       13.5       13.3       12.7         13.4

------------------------

(1) The Superintendency of Banks began to keep statistics on risk weighted capital in November 1997.
Source: Superintendency of Banks.


         Commercial banks in Chile face growing competition from several sources, such as credit extensions from department stores and foreign banks, which has led to, among other things, consolidation in the industry.

         The government expects the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups. Congress recently passed a measure increasing the competitive pressure on bank loans by reducing the stamp tax on commercial paper to a level comparable to the tax on lines of credit from banks. Finance companies have gradually disappeared as they have been merged into the largest banks. Nonbank competition from department stores has become increasingly significant, and two of the largest department store owners have obtained licenses to engage in, and have started the operation of their commercial banking activities.

         In February 2002, the Central Bank authorized commercial banks to offer the accrual of interest on balances maintained in checking accounts. In December 2002, the government announced the elimination of the stamp tax on rescheduling of mortgage loans. Permanent exemption is given from payment of the stamp tax for all mortgage credit rescheduling as long as these restructured credits are for more than one year. This law was enacted in December 2002.

     Banco Estado

         Banco Estado is an autonomous state banking enterprise, wholly-owned by the Chilean government. Because it is state-owned, Banco Estado occasionally engages in activities at the request of the Chilean government and assists the government in fulfilling its economic and social development objectives. Banco Estado is regulated in the same manner as any Chilean private-sector bank. Banco Estado has 307 branches in Chile. Banco Estado also attempts to promote savings in the medium- and low-income population. As of December 31, 2001, Banco Estado had over 11 million savings accounts.

         Up to 100% of Banco Estado's annual net earnings may be transferred to the Chilean Treasury, and all earnings not transferred may be retained as part of the Bank's capital reserves. In 1999, 2000 and 2001, Banco Estado remitted approximately 95%, 78% and 80%, respectively, of its annual net income to the Chilean Treasury. In the same periods, Banco Estado transferred US$117.3 million, US$120.1 million and US$100 million, respectively, in income and taxes to the Chilean Treasury.

     Banking Regulation

         Banks are supervised and controlled by the Superintendency of Banks. The Superintendency of Banks, an independent governmental agency, authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and finance companies. The Superintendency of Banks must also approve any amendment to a bank's by-laws or an increase in its capital. In case of noncompliance, the Superintendency of Banks has the authority to impose a range of measures to correct the situation.

         As part of its supervisory role, the Superintendency of Banks examines all banks from time to time, generally at least once a year. Banks are required to submit their financial statements monthly to the Superintendency of Banks and to publish them at least four times a year in a newspaper with national coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Superintendency of Banks. Banks must also submit their annual financial statements and the opinions of their independent auditors for review to the Superintendency of Banks. Chilean banks are also required to be rated by two independent rating agencies.

         Any person acquiring more than 10% of the share capital of a bank must obtain the prior approval of the Superintendency of Banks. Noncompliance with this requirement results in the suspension of voting rights with respect to the acquired shares.

         Banks are required to inform the Superintendency of Banks of any person owning, directly or indirectly, 5% or more of the bank's shares.

         Chilean banks may conduct only those activities allowed by the General Banking Law. Banks may lend, accept deposits and, subject to limitations, invest and perform financial services. The General Banking Law limits investments by banks to real estate investments for their own use, gold, foreign exchange and debt securities. Directly or through subsidiaries, banks may also engage in certain specified activities, such as securities brokerage services, mutual fund management, factoring, securitization, financial leases and insurance brokerage services (except for pension funds insurance). Subject to certain limitations and with prior approval of the Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks. In addition, banks may operate as agents for sales of initial public offering shares and to cross market products of their subsidiaries.

         In March 1997, the Superintendency of Banks and the United States Federal Reserve Board signed an information sharing and cooperation agreement.

         On December 20, 2000, the General Banking Law was amended, in order to prevent excessive market concentration, by requiring the prior authorization of the Superintendency of Banks in the case of a merger between banks, the acquisition of all or a material part of the assets and liabilities of one bank by another, the takeover of two or more banks by the same entity or controlling group, or a substantial increase in the existing controlling interest of a Bank. The Superintendency of Banks may, with the approval of the Central Bank, reject any of the foregoing proposals, and it may on its own authority place conditions upon them, including the bank's satisfaction of increased capital reserves and technical reserve requirements, as well as a reduction in the bank's participation in the interloan banking market.

         In September 2002, the Superintendency of Banks established a new rule related to the classification of the portfolio and reserves requirement due to the maturity of the Chilean financial sector. This measure implies an increase of flexibility for financial institutions in order to evaluate their portfolios using their own methodology according to two basic principles: a better knowledge of their clients and an appropriate estimate of their losses. The new rule also demands more responsibility and involvement of the senior administration, the board of directors and external auditors.

     Deposit Insurance

         In the case of forced liquidation of a bank, the Central Bank will provide liquidity up to 100% of the amount of the deposits in current accounts and the other sight deposits it may have received, the sight obligations it may have assumed and the deposits and obligations counting from the tenth day preceding their maturity. The General Banking Act also provides for a government guarantee of up to 90% of the aggregate amount of certain time deposits, savings accounts and non-bearer securities issued by banks and financial institutions held by natural persons. This guarantee is limited to obligations of up to a maximum of UF120 (US$2,974 at December 31, 2001) per person for each calendar year. A unidad de fomento or UF is an index that varies daily to reflect local inflation, as measured by the CPI, during the immediately preceding month.

         Deposits are subject to a reserve requirement of 9% for peso-denominated demand deposits, 3.6% for peso- and short term UF-denominated time deposits (with maturity of less than one year), 19% for foreign-currency demand deposits and 13.6% for time deposits and obligations in foreign currency with a term of less than a year (foreign currency obligations with a term over a year are subject to special reserve requirements) of the Bank. In order to implement monetary policy, the Central Bank has statutory authority to increase these percentages up to 40% for demand deposits and up to 20% for time deposits.

         In addition, a 100% special reserve applies (the "technical reserve") to demand deposits and deposits in checking accounts and certain other accounts to the extent that their total amount exceeds 2.5 times the paid-in capital and reserves of the bank.

     Minimum Capital; Capital Adequacy Requirements

         The General Banking Law stipulates that banks must meet a minimum paid-in capital and reserves requirement of UF800,000 (or approximately US$20 million at December 31, 2001).

         The General Banking Law applies a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices to the Chilean banking system. The principal change that Chile has made to the Basle capital adequacy guidelines has been to assign a higher weighting to mortgage loans than that contemplated in the Basle guidelines. The General Banking Law provides that the capital and reserves of a bank net of investments in subsidiaries ("net capital base") cannot be less than 3% of total assets net of provisions, and its "effective net worth" cannot be less than 8% of its risk-weighted assets. The "effective net worth" is defined as "net capital base" plus subordinated bonds (up to 50% of the net capital base) plus voluntary provisions up to 1.25% of its riskweighted assets. At December 31, 2001, all Chilean banks met Chilean capital adequacy guidelines.

         In September 2001, legislation was passed by Congress allowing new banks to operate with 50% of the current minimum paid-in capital reserve, or UF400,000. Under the bill, new banks whose paid-in capital reserve is less than UF800,000 are authorized by the Superintendency of Banks to operate subject to higher capital adequacy ratio requirements. A bank whose paid-in capital reserve is less than UF600,000, or UF800,000 will be required to maintain an "effective net worth" of no less than 12%, or 10%, of its risk-weighted assets, respectively. A bank whose paid-in capital is UF800,000 or greater will, as under current law, be required to maintain an "effective net worth" of no less than 8%.

         The same legislation allows banks to account for investments in subsidiaries abroad by subtracting them from effective net worth rather than from net base capital.

     Lending Limits

         The General Banking Law imposes on Chilean banks certain lending limits, including the following:

          o a bank may not extend to any one entity (or group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 5% of the bank's effective net worth, or in an amount that exceeds 25% of its effective net worth if the excess over 5% is secured by assets with a value equal to or higher than the excess. For foreign export trade financing, the 5% ceiling for unsecured credits is raised to 10% and the 25% ceiling for secured credits to 30%. In the case of financing of infrastructure projects built through the concession mechanism, the 5% ceiling for unsecured credits is raised to 15% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

          o a bank may not extend loans to another financial institution in an aggregate amount exceeding 30% of its effective net worth;

          o a bank may not directly or indirectly grant a loan whose purpose is to allow an entity or individual to acquire shares of the lender bank; and

          o a bank may not lend, directly or indirectly, to a director or any other person who generally has the power to act on behalf of the bank, or to certain related parties of the same.

         Also, a bank may not grant loans to parties related to management or with an ownership stake (including holders of more than 1% of its shares) on more favorable terms than those generally offered to non-related parties. Additionally, loans granted to related parties are subject to the limitations described above. In addition, the aggregate amount of loans to related parties may not exceed a bank's effective net worth.

         The General Banking Law also limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its effective net worth.

     Loan Loss Reserves

         Chilean banks are required to provide monthly to the Superintendency of Banks detailed information regarding their loan portfolio. Each bank is also required to maintain a global loan loss reserve, the amount of which must equal the aggregate amount of its outstanding loans multiplied by the greater of (i) its "risk index" or (ii) 0.75%. In the Chilean banking system, the risk index derives from a computation method that classifies loans into specific categories of repayment risk, each with a separate provision level. The risk index is the primary benchmark for determining the level of risk in a loan portfolio. At June 30, 2002, the average risk index for the financial system as a whole (i.e., all banks and finance companies) was 2.0%, up from 1.28% in 1997. A lower risk index indicates less risk. The government believes that the increase in the risk index is primarily attributed to the effects on Chilean borrowers of reduced economic activity.

         Banks in Chile are also required to maintain individual loan loss reserves for loans that are overdue as to any payment of principal or interest by 90 days or more. At June 30, 2002, the aggregate amount of non-performing banks loans in the whole financial system was 74.2% of the financial system's global loan loss reserves. A bank may voluntarily maintain additional loan loss reserves in excess of the minimum amounts required as global and individual loan loss reserves.

         In addition, the General Banking Law contains a comprehensive five-category management and solvency classification system, in which banks are periodically rated by the Superintendency of Banks. The Superintendency of Banks began the application of all five categories in 2002.

         Category I is reserved for institutions classified in level A of solvency and level A of management. Category II includes institutions classified in level A of solvency and level B of management, or classified in level B of solvency and level A of management, or in level B of solvency and management. Category III includes institutions that have been classified in level B of solvency for two or more consecutives periods and institutions classified in level A or B of solvency and classified in level C of management. Category IV is composed of institutions classified in level A or B of solvency and classified in level C of management for two or more consecutive periods. Finally, Category V includes institutions classified in level C of solvency, independently of their management classification.

         Regarding the solvency classification, the analysis is based on the ratio between the effective net worth less cumulative losses in the period, and the risk-weighted assets net of obligatory provisions. Level A is composed by institutions that have a ratio not less than 10%. To be considered in level B, this ratio has to be between 8% and 10%. To be considered in level C, the institutions should have a ratio less than 8%. In terms of management classification, a financial institution is considered in the A category if it does not belong to level B or C. To be considered in level B of management, institutions have to reflect weakness related to: internal controls, system of information for decision making process, analysis of the portfolio's risk, internal classification of risk and the ability to deal with contingency scenarios. The above-mentioned problems should be amended before the next classification period in order to prevent a worse situation in the institution. An institution is classified in level C when it presents serious problems in any of the situations describe for level B, which have to be amended quickly in order to avoid a significant loss of stability.

         The Superintendency of Banks publishes these ratings three times a year in the Chilean Official Gazette. The Superintendency of Banks also has the authority to (i) require financial institutions that fail to comply with its credit management guidelines establish higher than usual levels of provisioning,
(ii) oversee the classification of loans and, in certain circumstances, (iii) force the liquidation of the financial institution.

         The loan classification guidelines of the Superintendency of Banks, applicable to commercial loans, require that banks classify the greater of (i) the commercial loans outstanding to its 400 largest debtors or (ii) the commercial loans outstanding to the number of its largest debtors whose commercial loans aggregate to 75% of the total amount of loans included in its commercial loan portfolio. These guidelines also require that banks classify 100% of their residential mortgage and consumer loans. For purposes of this classification, the loan amount includes outstanding principal (whether or not past due) and accrued and unpaid interest.

         For purposes of classification, banks divide loans into consumer loans, residential mortgage loans and commercial loans (which are all loans that are not consumer loans and residential mortgage loans). In the case of commercial loans, banks make the classification based on the estimated losses on all of the loans outstanding to the borrower, as determined by the bank. In the case of consumer loans and residential mortgage loans, the extent to which payments are overdue determines the classification. Commercial and consumer loans are rated A, B, B-, C or D, while residential mortgage loans are rated only A, B or B-.

         Each month, the Superintendency of Banks reviews the total exposure of a bank to each of its customers and the classification of each customer's loans. The aforementioned loan classification criteria and the provisions required for each category of loans, as established by the Superintendency of Banks, are as follows:

                                                     Residential Mortgage                               Required
     Classification         Commercial Loans(1)             Loans               Consumer Loans         Provisions
-----------------------   ----------------------   ----------------------    --------------------    ----------------
"A"...................    Credits which are not    Interest and principal    Interest and                    0%
                          expected to default      payments are current      principal payments
                                                                             are current
"B"...................    Credits with potential   Payments are up to 6      Payments are up to 1            1%
                          loss of less than 5%     months overdue            month overdue

"B-"..................    Credits with potential   Payments are over 6       Payments are overdue           20%
                          loss between 5% and 39%  months overdue            by 1 to 2 months

"C"...................    Credits with potential   Not applicable            Payments are overdue           60%
                          loss between 40% and                               by 2 to 4 months
                          79%

"D"...................    Credits with potential   Not applicable            Payments are overdue           90%
                          loss between 80% and                               by over 4 months
                          100%

------------------------

(1) A bank determines the "potential loss" of commercial loans based on (i) the financial condition of the customer; (ii) the past payment behavior of the customer; (iii) the collateral or guarantee, if any, that the customer has provided to the Bank in connection with the loan and the market or liquidation value of the collateral or guarantee and (iv) the outlook for the economic sector or industry in which the customer is engaged in business activities.

         The following table sets forth the classification of aggregate loan assets of the Chilean banking system for the categories indicated:

                         Classification of Aggregate Assets of the Chilean Banking System
                                           (as of June 30, 2002)


                                                                          Category
                                      ------------------------------------------------------------------------
                                         A               B               B-              C               D
                                      --------       ----------     ----------      -----------     ----------
State-owned:
   Banco Estado..................       66.2%           29.6%            3.5%            0.6%            0.1%
Privately owned:
   Domestic banks................       61.3%           34.3%            2.8%            1.2%            0.4%
   Foreign banks.................       54.4%           39.2%            4.9%            0.9%            0.6%
   Finance companies.............       64.3%           18.4%            7.0%            6.1%            4.2%

------------------------

Source:  Superintendency of Banks.

     Mark to Market Requirements for Financial Investments

         In September 1998, in accordance with international practice, the Superintendency of Banks modified the regulations regarding the valuation of financial investments. Pursuant to the new regulations, a bank may differentiate its financial investments between permanent investments and short-term investments. The value of a bank's permanent investment portfolio cannot exceed the bank's basic capital. In addition, once a financial investment is classified as a permanent investment, it can only be recategorized when it reaches maturity or when it is sold.

         The variations in the value of financial investments classified as permanent investments are not recorded in a bank's income statement, but are recorded in a bank's shareholders' equity as "other reserves." All permanent financial investments and short-term investments must be marked to market.

     Foreign Currency Exposure

         The balance, whether positive or negative, between a bank's assets and liabilities that are denominated in foreign currencies (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the U.S. dollar exchange rate) cannot exceed 20% of its paid-in capital and reserves. However, if a bank's assets are higher than its liabilities it may exceed 20% in an amount equal to its allowances and reserves in foreign currency (excluding those which correspond to profits to be remitted abroad).

     Capital Markets

         Under the General Banking Law, banks in Chile may only purchase, sell, place or underwrite and act as paying agent with respect to specified debt securities. Banks in Chile may place and underwrite certain equity securities of public companies.

         Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in mutual fund advice and administration, investment advisory services, merger and acquisition services, factoring, insurance brokerage (excluding insurance in connection with pensions), securitization and leasing activities. These subsidiaries are regulated by the Superintendency of Banks and, in some cases, also by the Securities and Insurance Commission.

     Foreign Investments

         Under current Chilean banking regulations, banks may invest in certain foreign currency securities and may grant loans to foreign individuals and entities. Banks in Chile may only invest in equity securities of foreign banks and certain other foreign companies in which Chilean banks would be able to invest if those companies were incorporated in Chile.

         Banks in Chile may only invest in debt securities that trade in formal secondary markets. The debt securities shall qualify as securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and bonds issued by foreign companies. These debt securities must have a minimum rating as follows:

Rating Agency                                Short-Term             Long-Term
-------------                                ----------             ---------

Moody's..............................            P2                    Baa3
Standard and Poor's..................            A3                    BBB-
Fitch Ratings........................            F2                    BBB-

         The securities may have a lower rating, as long as certain other conditions specified in the regulations of the Central Bank are fulfilled.

         Subject to certain conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the bank keeps the Central Bank informed of these activities.

         If the sum of the investments of a bank in foreign securities and of the loans granted to foreign individuals and entities exceeds 70% of the effective net worth of the bank, the excess is subject to a mandatory reserve of 100%.

     Extraordinary   Capitalization  of  Financial  Institutions  with  Economic
Difficulties

         Unless under voluntary liquidation, under Chilean law banks may not be declared in bankruptcy. The General Banking Law provides that if certain specified adverse financial circumstances exist at a bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board is unable to correct the situation, it must call a special shareholders' meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term agreed on at the meeting or if the Superintendency of Banks does not approve the board's proposal, the bank will be barred from increasing its loan portfolio beyond the amount stated in its financial statements and from making further investments in instruments other than those issued by the Central Bank.

         If a bank is barred from increasing its loan portfolio, or if the board of directors of a bank determines that the bank may be unable to make timely payment in respect of its obligations or if a bank is under the provisional administration of the Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year loan from another bank. The terms and conditions of this loan must be approved by the directors of both banks, as well as by the Superintendency of Banks, but need not be approved by the borrowing or lending banks' shareholders.

         In no case may a creditor bank grant interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank's effective net worth.

     Dissolution and Liquidation of Banks

         The Superintendency of Banks may determine that a bank should be liquidated for the benefit of its depositors or other creditors when a bank may not be able to continue its operations. The Superintendency of Banks must revoke a bank's authorization and order its mandatory liquidation (subject to the agreement of the Central Bank) if it determines that a bank may not be able to continue operations or if the reorganization plan of the bank has been rejected twice. The resolution of liquidation by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendency himself assumes this responsibility.

         When the Superintendency declares a liquidation, all deposits on checking accounts, other demand deposits received or obligations payable on sight incurred in the ordinary course of business, other deposits unconditionally payable immediately or within a term of less than 30 days and other time deposits and receipts payable within 10 days are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves.

         If these funds are insufficient to pay these obligations, the liquidator may dispose of the rest of the bank's assets, as needed. If necessary, the Central Bank will lend the bank the funds necessary to pay these obligations. These loans are preferential to any claims of other creditors of the liquidated bank.

     1982 and 1983 Chilean Bank Crisis; Central Bank Subordinated Obligations

         During 1982 and 1983, the Chilean banking system experienced significant instability due to external and domestic factors, such as the overvaluation of the peso and a lack of stringent banking regulation and of effective credit policies at most Chilean banks. This instability resulted in a banking crisis which required the Central Bank and the government to provide assistance to most Chilean private sector banks and, in the case of certain institutions, the Superintendency of Banks was required to assume control.

         As one form of assistance to private-sector banks, the Central Bank permitted some banks to sell to the Central Bank certain of their non-performing loans in exchange for cash, third party drafts and a promissory note of the Central Bank. Each bank that sold non-performing loans to the Central Bank agreed to repurchase the loans out of its future income.

         In 1989, the government enacted a law permitting banks with outstanding repurchase obligations to reacquire the loans still being held by the Central Bank for a price, payable in cash, equal to the actual economic value of these loans at the time of repurchase. The Superintendency of Banks appraised the transaction which was generally lower than the price initially paid by the Central Bank for these loans. This law also provided that the obligation to pay the difference between the price initially paid to each bank by the Central Bank for the loans and the amount paid by the bank to the Central Bank to reacquire its loans would constitute subordinated obligations with no fixed term. The law provided that until the subordinated obligations of a bank were discharged in full, the bank was required to make certain payments in respect of the subordinated debt obligations to the Central Bank out of net profits.

         The Chilean Congress subsequently adopted the Subordinated Obligations Law, enabling banks owing subordinated obligations to the Central Bank to modify the repayment terms of the debt. All banks with subordinated debt prepaid their obligations with the Central Bank and/or reached an agreement with the Central Bank according to the terms of the Subordinated Obligations Law. Currently, no bank has subordinated obligations with the Central Bank.

Capital Markets

     General

          The regulatory environment of the capital markets in Chile is comprehensive and sophisticated, which requires the delivery of detailed information by certain market participants, allows for a broad array of investment options and includes a detailed set of regulations for the use of derivatives, futures, options, forwards and swaps in limiting foreign investment risks associated with variations in interest and exchange rates. In 1994, a new law allowed the Securities and Insurance Commission or the SVS to issue a new set of regulations which sought to modernize the regulatory environment and focused on regulations relating to conflicts of interest and increasing the limits of certain investments or concentrations by institutional investors. The Securities Market Law allows the public offering and listing of foreign securities on the Chilean stock exchanges.

         Effective December 20, 2000, a major reform of the corporate and securities laws provided for a comprehensive regulation of tender offers and corporate governance. This new legislation sets forth new rules regarding the necessary information that needs to be given to the public and, in general, intends to protect the interests of minority shareholders. It also includes important amendments to the Corporations Law regarding corporate governance, related party transactions, voting rights for mutual funds, elimination of restrictions on control rights for preferred shares and the creation of audit committees.

         As for tender offers, the new legislation provides that majority shareholders of publicly traded corporations must share with minority or outside shareholders the benefits of a change of control, by requiring that the relevant acquisition of shares is made pursuant to a tender offer. The new legislation strictly regulates tender offer procedures. However, controlling shareholders may freely sell their shares in some circumstances, as when the sale price of the controller's shares is not substantially above market levels, that is, within a range between 10% and 15% (currently set at 10% by the SVS). There is also a safe harbor, adopted by 92 listed corporations on or before June 20, 2001 (when the option period expired), that allows for free transfers of control during a 3-year period ending on January 1, 2004.

         Effective June 19, 2001, foreign portfolio investors, like mutual funds or pension funds, are exempt from capital gains tax on the sale of highly traded equity and bonds made in authorized stock exchanges.

         Other tax regulatory changes included elimination of the need to obtain a Chilean taxpayer identification number (RUT); the need to appoint and register a local legal representative; and the obligation of foreign investors to maintain local accounting authorized by the Chilean tax authorities.

     Capital Markets Reform

         On November 7, 2001, the Chilean government approved a series of measures aimed at increasing capital markets liquidity, promoting savings and facilitating the financing of new investment projects through both tax incentives and institutional and regulatory reforms.

         The approved measures look forward to:

          o Provide an alternative for the financing of emerging companies, and firms with growth potential, but no track record.

          o Increase the liquidity of the domestic capital market, enhancing the participation of new investors.

          o Offer a wider range of alternatives to investors in terms of providing different risk/return profiles.

          o    Eliminate  the  remaining   financial  flows   restrictions,   in
               accordance  with  the  new  scenario  of less  available  foreign financial resources and the challenges that result from globalization.

          o    Promote the long-term domestic savings.

         The following are the measures already approved and enacted:

         The elimination of the 15% capital gains tax for highly traded equity as well as for short-sale of equity and bonds; the reduction of the withholding tax (from 35% to 4%) on interest paid to non-resident entities for Chilean currency-denominated bank deposits in Chile and local currency-denominated bonds; the elimination of the tax on cross-border banking intermediation; the equal treatment of commercial paper and bank loans for stamp tax purposes; improvements in the banking law; the creation of the position of General Fund Administrator; the creation of the category of Qualified Investor; the creation of a voluntary individual savings system for pension funds that allows the deduction from the individual income tax base of up to 50UF (approximately US$1,200) of amounts saved for this purpose; the creation of a new stock exchange segment for emerging companies with important growth potential; and the deregulation of the insurance and mutual funds companies.

         During 2002, multiple pension funds administered by a single entity were implemented. See "--The Chilean Pension System." Still pending is the approval of changes to the Agriculture Stock Exchange, which include among other measures tax incentives.

         Currently the government is working on another reform to the Capital Markets, which will aim at developing and strengthening the venture capital industry in Chile.

     History and Description of the Santiago Stock Exchange

         The Santiago Stock Exchange was established in 1893 and is a private company whose equity is held by 48 shareholders. As of December 31, 2001, 288 companies had shares listed on the Exchange. The Santiago Stock Exchange is Chile's principal exchange and accounted for almost 72% of all equity traded in Chile during year 2001. Approximately 27% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses. The remaining 1.5% of equity is traded on the Valparaiso Stock Exchange.

         Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollar futures and Selective Shares Price Index or IPSA futures, which was later extended to interest rate futures. It must be noted that outside the Stock Exchange any kind of derivative over any underlying asset is permitted, except that some restrictions on the type of derivatives are applied to the institutions supervised by the SVS and the Superintendency of Banks. On the Santiago Stock Exchange securities are traded through an open voice and electronic auction system. With the Capital Markets Reform, an expansion of the derivatives market is intended to be accomplished through the proposed exemption of short sales from the capital gains tax, in transactions that take place in authorized markets.

         The two main share price indices for the Santiago Stock Exchange are: the General Share Price Index, or IGPA, and the IPSA. The IGPA is calculated using the prices of over 180 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrials, and miscellaneous. The IPSA is a major company index, currently including the Exchange's 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded, and account for 68% of the entire market capitalization.

         The table below summarizes recent value and performance indicators for the Santiago Stock Exchange.

                   Indicators for the Santiago Stock Exchange

                                           Market          Annual Trading
        As of December 31,             Capitalization          Volume               IGPA(1)             IPSA(1)
 ---------------------------------    ----------------    ----------------       -----------         -------------
                                       (US$ billions)      (US$ billions)
1997 .........................              71.8                 7.1                4,794.4             19,917.5
1998 .........................              51.7                 4.4                3,594.7             15,410.4
1999 .........................              68.5                 6.6                5,167.7             22,044.0
2000 .........................              60.5                 5.9                4,869.0             21,243.6
2001 .........................              56.8                 4.2                5,397.7             23,176.8
2002(2) ......................              48.4                 1.6                5,002.7             20,215.0

-----------------------
(1) On December 31, 1980, the index base equaled 100.
(2) As of June 2002.
Source: Santiago Stock Exchange.

     Liquidity

         The aggregate market value of equity securities listed on the Santiago Stock Exchange was US$56.8 billion in 2001.

         The following table sets forth a summary of consolidated trading volume on the Santiago, Electronic and Valparaiso Stock Exchanges:

             Consolidated Trading Volume on the Santiago, Electronic
                         and Valparaiso Stock Exchanges
                              (in millions of US$)

                                          1997           1998           1999             2000           2001
                                        ---------       ---------     ---------        ---------       ---------
Equity.............................     US$10,000        US$5,704      US$8,032        US$ 7,436       US$ 5,819
Income securities..................         9,607           7,491         9,100           10,938          21,107
Commercial paper...................        27,477          25,579        26,904           31,609          30,788
Total..............................     US$47,083       US$38,774     US$44,036        US$49,983       US$57,714
                                        ---------       ---------     ---------        ---------       ---------
Number of listed companies:
    Equities.......................           330             315           316              296             288
    Bonds and other debt issuers...            41              41            44               44              65


Source: SVS based on information from the Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange.

     Institutional Investors

         The principal institutional investors active in Chile are the AFPs, insurance companies, mutual funds, investment funds and foreign capital investment funds according to the size of their respective investment portfolios. Generally, institutional investors are highly regulated with respect to investment criteria. The following table sets forth the size of the assets of the various types of institutional investors in Chile for the following periods:

                                                    Total Assets of Institutional Investors
                                                              (in billions of US$)

   As of December 31,   Pension Funds       Insurance                        Investment       Foreign Capital
                            (AFPs)          Companies      Mutual Funds        Funds(1)      Investment Funds
                        --------------    --------------   -------------    -------------    ------------------

1997.................         30.9                10.8             3.3              1.2              1.4
1998.................         31.1                11.3             2.2              1.2              0.8
1999.................         34.5                11.0             3.2              1.3              1.0
2000.................         35.9                12.2             4.0              1.3              0.6
2001.................         35.4                12.4             4.9              1.3              0.6

(1) Includes international investment funds.
Source: SVS.

     Pension Funds (AFPs)

         AFPs are the largest institutional investors in the Chilean market. The volume of resources that has flowed into AFPs has continued to grow steadily over time. In 1981 (the first year of operation of the system), AFP's assets totaled US$305 million, while at December 31, 2001 the assets of AFPs were US$35.4 billion. See "--The Chilean Pension System."

     Insurance Companies

         Chile's insurance companies are the second most important institutional investors, based on their total volume of assets. As of December 31, 2001, the combined value of the portfolios of insurance companies stood at US$12.4 billion. See "--The Chilean Insurance System." Although the total asset volume of these institutional investors has exhibited an overall growth tendency, its increase has not been as large as that of the AFPs during the same period.

     Mutual Funds

         Mutual funds were first created in Chile in the 1960s. Their legal framework was comprehensively reformed in 1976. The Chilean mutual fund system faced serious difficulties during the financial crisis of the early 1980s.

         Currently, there are three types of mutual funds: mutual funds investing in short-term, fixed income securities, mutual funds investing in medium- and long-term, fixed-income instruments, and mutual funds investing in variable-income securities, including corporate stocks and similar investments. As of June 30, 2002, 189 mutual funds were chartered in Chile, of which 53 were of the short-term fixed-income type, 40 of the medium- and long-term fixed-income type and 96 of the variable-income type.

         Within the capital markets reform enacted in November 2001, there are two specific measures that affect mutual funds directly: the deregulation of mutual funds and the multiple funds manager structure. The first one gives greater flexibility in the investment policy of mutual funds, requiring at the same time higher standards of transparency and disclosure. The latter, allows mutual funds, investment funds and housing funds to be organized under a unique managing structure, a fact that will permit taking advantage of scale economies in the administration of funds.

     Investment Funds

         As of June 30, 2002, 23 investment fund managers managing a total of 30 funds were operating in Chile. As of December 31, 2001, total assets of these funds stood at the equivalent of US$1.3 billion, distributed among the principal categories that are: real estate investment funds, venture capital investment funds, securities investment funds and international investment funds.

         Investment funds, like mutual funds, will also be positively affected by the Multiple Funds Manager structure approved with the capital markets reform.

     Foreign Capital Investment Funds (Fices) and Foreign Investment Venture Capital Funds (Ficers)

         Fices are a pool of assets which is contributed by investors outside Chilean territory for the purpose of investment in publicly offered securities in Chile, and which is managed by a Chilean corporation on behalf of and at the risk of the contributors. With respect to the entry of foreign capital into the country, the Fices are principally governed by the Decree Law 600. The capital contributed through a Fice may not be removed from the country within five years after its initial entry into Chile. However, profits may be repatriated at any time, subject to a single tax at a flat rate of 10%.

         Fices principally invest their resources in corporate shares, which at June 30, 2002 represented 96.6% of their total investments, with a value of US$451.5 million. These funds had combined assets of US$0.6 billion among the 13 funds in operation as of December 31, 2001. In 1995, a new type of fund, a Ficer, was authorized to invest in venture capital investment. Currently there are no Ficer funds operating. In December 2000, several changes to the laws regulating Fices and Ficers took place, aimed to deregulate those investment vehicles.

         Effective June 19, 2001, Fices and Ficers are exempt from capital gains tax on the sale of highly traded equity and bonds made in authorized stock exchanges in Chile, provided that the holders of shares in the respective funds are non-residents of Chile.

The Chilean Pension System

         Chile began a comprehensive reform of its social security system in the early 1980s. The Chilean private pension system was created through the adoption on November 13, 1980 of the Pensions Law to eliminate many of the problems associated with the former social security system. Under the Pensions Law, a privately administered system of individual pension plans replaced the social security system. Under the pension system in place prior to enactment of the Pensions Law, contributions from current workers were used to fund pension payments, although there was a limited correlation between the amount contributed and the amount received by each worker upon retirement.

         The current pension system is based on individualized accounts with fully funded, vestable and portable benefits. It has averaged real annual returns on the assets under management of 10.3% since its origin, nearly doubling the growth rate of the GDP. As of December 31, 2001, the pension funds had financial resources of approximately US$35.4 billion representing approximately 53% of GDP. Between January 2001 and December 2001, pension funds increased 13% in real terms. Many countries, including Argentina, Colombia, Mexico and Peru, have implemented similar pension systems and others (in the Americas and Europe) are studying the implementation of similar systems.

         The pension system creates individual savings accounts, where employees are obligated to save 10% of every month's salary for retirement, which is deductible from their taxable income. These funds are managed by one of several private sector pension fund administrators known as AFPs, who use long-term growth investment strategies. All AFPs are subject to extensive and continuous regulatory review. The principal regulator is the Superintendency of Pension Funds or SAFP and AFPs are also regulated by the Central Bank. In addition, AFPs that are listed on a stock exchange are regulated by the SVS, which regulates the securities and insurance industries. Finally, the rating commission, composed of the pension, securities and banking superintendents and representatives of the AFP industry determine whether securities qualify as acceptable for pension fund investment. The Central Bank fixes limits among various types of permitted investments for AFPs, subject to ranges of maximum percentages established by law. As of December 2002, there are seven AFPs in operation, including five that are listed on the Santiago Stock Exchange.

         Employees are free to choose the AFP they wish to manage their funds and may switch if they are dissatisfied with the performance of their investments. In addition, employees are free to introduce additional voluntary savings into the system in what is known as the "Second Account." In 1984, the last year in which workers could elect not to participate in the new system, approximately 19% of the individuals who participated in the old system, principally older workers near retirement, elected to stay in the old system. Over the years more workers have continued to be incorporated into the AFP system and as of September 30, 2002, there were 6.5 million AFP affiliates. As of August 31, 2002, 174,413 non-retired individuals were making contributions to the traditional social security system.

         Workers who participated in the traditional social security system and shifted to the new system received from the government an interest-earning past-service recognition bond reflecting an estimate of the value of their previous contributions into the old system. This bond is indexed to the CPI, has a 4% real annual interest rate and is held by the AFP for the benefit of the affiliate. It is held separately from the amounts held in an individual's saving account. The bond becomes payable into the individual's saving account at the time the individual reaches the age of eligibility for retirement, or upon the individual's death or disability. The government defines these obligations as a "social" expenditure. The following table sets forth the government's cost estimate of Chile's traditional social security program as a percentage of GDP (including the separate pension systems of the armed forces and police):

               Expenditures of the Social Security System (as a % of GDP)

                        Past-service        Government expense
                     Recognition bonds   for traditional pensions      Total
                    -------------------  ------------------------    ----------
1997...............         0.75%               4.65%                  5.4%
1998...............         0.83                4.87                   5.7
1999...............         0.99                5.41                   6.4
2000...............         1.03                5.37                   6.4
2001...............         1.17                5.53                   6.7

----------------
Source:  Budget Office.


         An AFP must meet a required minimum level of investment return, which is tied to the average performance of all funds in the pension system. In the event that the fund managed by the AFP fails to achieve this minimum return, the AFP is required to cover the difference. The Pensions Law requires that each AFP maintain a capital reserve fund equal to one percent of the value of its pension fund. The purpose of the reserve fund is to provide a cushion in the event that the performance of an individual pension fund drops below a minimum level. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the SAFP and the government will guarantee the minimum level of investment return. The government will then transfer the accounts to another AFP. Historically, the required minimum return on fund investments has led to the various AFPs having similar pension fund portfolios.

         The government also guarantees modest minimum old-age, life and disability pensions for individuals who have made contributions for a certain minimum number of years regardless of the level of contributions actually made into the individual's saving account at an AFP. In case of the bankruptcy of an AFP, the government guarantees certain limited liabilities of the AFP. The government is liable for 100% of this obligation up to the amount of the legal minimum pension and for 75% of the pensions above the minimum up to 45UF monthly (US$1,115 at December 31, 2001).

         Regarding the capital markets reform, starting in August 1, 2002 the new scheme of Multifunds for the AFPs began operation. The new system allows each affiliate to choose between 5 different funds (A, B, C, D and E), compared with two alternatives under the old model. Each of these funds has a different risk-return profile, which is given by the percentage of the fund that can be invested in variable and fixed income instruments. For example, the fund with the greatest risk will have investment in equity in the range between 40% and 80% of the portfolio. On the other hand the funds with lower risk will have 100% of investment in fixed-income instruments. Individuals will choose the fund that best accommodates their needs, and if they do not choose voluntarily they will have a fund assigned depending on their age. The project also liberalizes the limits of investment for the AFPs (i.e. the limit of investment abroad will be gradually liberalized from the current 20% to 30% in September 2004). This reform of the pension system will not only have effects in the sense of the liberty given to affiliates in order to choose where they want their pension fund to be invested, but it will also imply one more step in the deepening of the capital market.

         Another reform related to the Pension System and that was also part of the capital markets reform was the voluntary savings mechanism. Tax incentives fostering the creation of the pension system's third pillar are now operational, through tax benefits on voluntary savings made by dependent and independent workers. Workers will be able to deduct from their tax base voluntary savings used to make investments in certain capital market instruments such as mutual funds, investment funds, insurance plans authorized by SVS among others. In addition, the law allows workers to partially or totally withdraw their accumulated voluntary savings before retiring, in which case the net amount withdrawn will be added to the income of the pertinent tax cycle for the purpose of estimating income tax. The tax rate valid for these withdrawals will be increased as a way of discouraging excessive anticipated use of retirement funds. Another measure, implemented in order to increase investment alternatives, allows other authorized capital market operators -besides AFPs- (like Mutual and Investment Funds, Banks, Life Insurance Companies, and other agents authorized by the Securities and Exchange Commission) to administrate voluntary savings.

The Chilean Insurance System

         The Insurance Company Law of 1979 introduced a framework for the regulation of insurance companies which included the establishment of certain basic principles, including rates and commissions being set by the market, equal access to foreign insurance companies, minimum capital and solvency criteria as well as rules for setting up reserve funds. As a general rule, life insurance companies can have liabilities equal to a maximum of 15 times capital and reserves, while general insurance companies are limited in the amount of their liabilities to five times their capital and reserves.

         Though an amendment in 1998 to the Insurance Company Law has allowed more flexibility in the investments in which insurance companies may invest their portfolios, the Insurance Company Law has specific and rigid limitations on investments. For example, the maximum limit for financial investments abroad is 20% of the mandatory reserves and risk capital of each insurance company.

         Under the Insurance Company Law, any person or entity offering insurance, whether directly or indirectly, must first obtain authorization from the SVS. Neither individuals nor legal entities may enter into insurance contracts in Chile with an insurer not licensed to operate in Chile.

         As of December 31, 2001, 22 insurance companies were involved in general insurance and there were also 34 companies in the life insurance sector. The Chilean insurance market is open to foreign investors, who must operate through a Chilean corporation and must have equity over UF90,000 (approximately US$2.1 million on December 27, 2002). As of June 2002, foreign insurance companies controlled more than 56% of the local general insurance market and 51% of the local life insurance market.

         The capital markets reform deregulated the insurance industry, allowing greater flexibility in the investment portfolios of insurance companies. Within this same measure, improvements in the corporate governance of companies are also considered. Directors bear more responsibility, which should enhance self-regulation.

     Public Sector Finances

General

         The government believes that its fiscal policy has played an important role in Chile's macroeconomic stability while maintaining its commitment to reduce poverty and to create equal economic opportunities for persons in low-income brackets.

         Chile's favorable macroeconomic environment is demonstrated by: (i) high rates of government savings (current revenues less current expenditures), which for the period from 1997 to 2001 were 3.6% of the average GDP for that period; (ii) the government's overall surplus, the reduction of public debt and the increase of public investment, which are independent from operational expenditures. From 1997 to 2001, government overall surplus averaged 0.14% of GDP, resulting from the limitation of current expenditures to 18.0% of GDP. This savings effort in turn led to decreased reliance on foreign debt to finance infrastructure; and (iii) other domestic investments, reducing Chile's exposure to foreign economic cycles and allowing Chile to reduce its public external debt from US$11.8 billion in 1990, representing 38.9% of GDP, to US$5.8 billion in 2001, representing 8.7% of GDP.

         While maintaining macroeconomic stability, the government has remained committed to improvements in social welfare. The largest category of central government expenditure has been social expenditure, which in 2001 accounted for 69.9% of the central government budget expenditures, representing 16.4% of GDP. The government funded social programs that were adopted in the decade commencing in 1990 to alleviate social problems caused by the debt crisis in 1982 and 1983 and by the following structural adjustment process by changes in the tax structure. This approach to funding for social expenditure has continued with increases in specific taxes to fund improvements to the pension system in 1995 and a 2% increase in the VAT to fund educational reform.

     Public Sector Accounts

         The Chilean public sector accounts reflect the revenues and expenditures of the central government. Separate accounts are kept for municipalities, non-financial public sector institutions and BancoEstado. Revenues from privatizations, if any, are included in the capital revenues in the presentation of Chile's public sector accounts. However, revenues from privatizations are not included in the budget. Public sector accounts do not include the Central Bank's accounts. The Central Bank runs deficits/surpluses principally due to currency mismatching. The Central Bank reported a surplus in 2001 of US$1.55 billion.

         The system of local governments currently consists of 341 municipalities. Each municipality is a separate entity responsible for managing its own assets and budget but does not tax directly or have authority to incur debt. These budgets are funded by taxes collected on behalf of municipalities by the central government and certain municipal fees. In 1992, the state began to decentralize government expenditures, which created a larger role for municipal governments.

     The New Framework for Formulation Fiscal Policy

         The current government administration has begun using a so-called "structural balance policy rule" for the preparation of budgets. The structural balance of the public sector is an accounting system, which reflects the amount of revenues and fiscal spending that would be reached if GDP were at its potential level and the price of copper were at the medium-term price; by these means, the cyclical and random effects of two very important factors, economic activity and the price of copper, are eliminated.

         The government believes that the use of the structural balance should allow it to broaden the finance programming horizon of the public sector finances by smoothing certain counter cyclical contractions of spending in recessive periods as well as over-expansions financed under temporary fiscal surpluses.

         According to the rule, the government sets a target of a structural surplus. Currently the target has been set at a level of up to 1% of GDP per year.

         To meet this target, it is first necessary to determine the maximum growth of public sector structural revenues for the period. The structural revenues are projected based upon two main factors: potential GDP and the long-term copper price. The methodology used to perform these projections has been adopted following the recommendation of the IMF; that is: independent commissions of economists and experts set proper estimates for the variables mentioned above, where the government has no influence. Once the structural revenues has been estimated for any given year, public spending can be determined in order to meet the structural surplus target of 1% of the GDP for the relevant year.

         The gap between potential and actual GDP and between short-term and long-term copper prices may result in a current surplus or deficit. Furthermore, in order to avoid recurrent divergences between current surplus or deficit and the public sector balance, the government bids, on an annual basis, for further reviews of the GDP and copper price estimates by experts.

     The New Framework of Fiscal Statistics


         The government is working to enhance transparency of the fiscal accounts and statistics. For this purpose, a set of publications and studies regarding the budget law, public finance, public finance management and programs of modernization of the public management are prepared and published by the Budget Office.

         In 2002, Chile applied for a Report on the Observance of Standards and Codes (ROSC) on fiscal transparency to the IMF, in order to review the accounting rules and fiscal report design in order to reach a standardized methodology in accordance with the IMF rules.

         In September 2002, the government requested that the Congress adopt the Codes of Good Practices on Fiscal Transparency of the OECD, which defines practices in the areas of budget reports, financial reports and public management control.

         In order to make fiscal information more readily available to the general public, the following measures will be taken:

          o as of 2003 the government will increase the frequency of its fiscal reports and the budgetary performance report, which is currently published on a quarterly basis, will be presented on a monthly basis;

          o the Budget Office of the Finance Ministry will deliver quarterly reports on (i) the accumulated deficit or surplus of the central government budget, (ii) behavior of the tax revenues, (iii) public debt and (iv) performance of financing sources;

          o with even frequency therewith, a consolidated balance of the public companies will be released; and

          o once a year, a complete report on fiscal statistics will be produced, which will include information regarding the assets, liabilities, implicit and contingent indebtedness and tax expenditures of the central government and public companies (the IMF will give technical assistance for the development of this report, the first edition of which is expected to be available in June 2003).

         Finally, the public debt statistics will be prepared in collaboration with the Central Bank and will be released every six months by the Ministry of Finance.

     Fiscal Contingent Liabilities and Recognition Bonds

         Contingent liabilities may materialize depending on the course of events. Chile has made an analysis in order to detect the main contingent liabilities of the public sector, which are the following:

         o Guarantees under the infrastructure concessions program: the contracts between the State and the private concessionary establish minimum revenues to the operator that are guaranteed by the Ministry of Public Works. If the effective revenues are less than this minimum, the State has to cover the difference. In 2001, the present value of this liability was US$1.8 billion.

         o Guarantee to banks deposits: all the bank deposits made through savings accounts and nominal deposits have a 90% (with a UF 120 cap) government guarantee. In the case of the current account, the guarantee covers 100% of the deposit and does not have a cap.

         o Lawsuits: the Central Government and other state-owned agencies have faced private lawsuits. If the courts rule against the government, distributions to private institutions will have to take place. In 2001 the State paid approximately US$14 million in this regard.

         o Minimum pension guarantee: the new Chilean pension system established that if a person who has contributed to the pension system for at least 20 years cannot raise enough resources to have the minimum pension, the government will cover the difference. In 2002, the Government believes it spent 0.08% of GDP on this guarantee.

         o There are a few exceptional cases of state-owned enterprises' debt that have an explicit guarantee from the government. In June 2002, the total value of these guarantees was 1% of the GDP.

         o Another obligation relating the old pension system, recognition bonds are a fixed contribution that the State makes to workers who did contribute in the old pension system. During the period between 1990 and 2000 these transfers represented 0.7% of GDP on average. The value of the stock of recognition bonds reached it peak in the year 1997 at 20.8% of the GDP. In 2001 this number was 18.9%, and it is expected to decrease until it equals less than 1% of GDP by 2020.

     Political Feasibility and Budget Instructions

         The responsibility for the preparation of the central government budget begins with the Ministry of Finance, which establishes overall targets and then works with the various ministries regarding specific allocations. Based on this work, the President presented a budget proposal to Congress law for 2003, which was approved on November 20, 2002.

         Congress cannot propose legislation on taxation, social security benefits, central government spending, employment programs or financial management. Only the executive power can recommend bills on these topics subject to approval or disapproval by Congress.

         Since public accounts and budgets are prepared on a cash basis, the government and public sector agencies do not provide for the payment of the government's non-incurred contingent liabilities. Current revenues that may result in the readjustment of the annual budget are used to fund future liabilities resulting from contingent liabilities, including various guarantees for the social security system, the financial system or debts of certain state-owned enterprises and certain guarantees of revenues related to the government's concession programs.

         Government expenditures are financed principally through the collection of value-added taxes, excise taxes, income taxes, tariffs and other minor taxes, as well as operational revenues, social security revenues and transfers from state-owned companies. Between 1997 and 2001, tax revenues remained constant at approximately 17.5% of GDP.

         In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of this balance. Between 1997 and 2001, public expenditure grew in real terms at an average annual rate of 5.3% per year.

         The average central government surplus between 1997 and 2001 was about 0.14% of GDP. In 2001, the central government deficit was 0.3% of GDP.

         The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated:


                                                                                                Public Sector Finances
                                                                                        (In billions of US$ and % of total GDP)

                                                          1997                1998                1999                  2000
                                                    --------------     ---------------   -------------------    -----------------
Revenues:                                           US$18.0   21.7%    US$ 17.2   21.6%   US$ 15.5      21.3%    US$ 16.9   22.5%
     Current revenues............................      17.5   21.1         16.7   21.1        15.2      20.8         16.6   22.2
     Operational revenues (1)....................       1.1    1.4          1.2    1.5         1.3       1.7          1.7    2.3
     Social Security contributions...............       1.1    1.3          1.1    1.4         1.0       1.4          1.1    1.4
     Net taxes (2)...............................      13.5   16.3         12.9   16.3        11.4      15.6         12.3   16.4
     Copper revenues (3).........................       0.7    0.9          0.5    0.6         0.5       0.7          0.5    0.7
     Transfers...................................       0.1    0.2          0.1    0.2         0.1       0.2          0.1    0.2
     Other current revenues......................       0.9    1.1          0.9    1.2         0.8       1.1          0.9    1.2

     Capital revenues............................       0.5    0.6          0.4    0.5         0.4       0.5          0.3    0.4
     Asset sales.................................       0.1    0.2          0.1    0.1         0.1       0.1          0.1    0.1
     Lends recovery..............................       0.4    0.4          0.3    0.4         0.3       0.4          0.2    0.3

Expenditures:                                       US$16.5   19.9%    US$ 16.9   21.3%   US$ 16.5      22.6%    US$ 16.8   22.4%
     Current expenditures........................      13.3   16.1         13.7   17.3        13.5      18.5         14.0   18.7
     Wages and salaries..........................       3.2    3.8          3.2    4.1         3.2       4.4          3.3    4.4
     Transfers to social security................       4.5    5.5          4.7    5.9         4.8       6.6          5.0    6.6
     Transfer payments...........................       3.8    4.6          3.8    4.8         4.0       5.5          4.1    5.5
     Interest on public debt.....................       0.3    0.4          0.5    0.6         0.2       0.3          0.3    0.4
     Goods and services..........................       1.4    1.6          1.4    1.7         1.1       1.6          1.2    1.6
     Others......................................       0.1    0.1          0.1    0.2         0.1       0.2          0.1    0.2

     Capital Expenditures........................       3.2    3.8          3.1    4.0         3.0       4.1          2.8    3.7
     Real Investment.............................       2.4    2.9          2.3    2.9         2.0       2.8          1.7    2.2
     Financial Investment........................       0.5    0.6          0.4    0.5         0.4       0.5          0.4    0.5
     Capital transfers...........................       0.3    0.4          0.4    0.5         0.7       0.8          0.8    1.0

     Central government balance..................   US$ 1.5    1.8%     US$ 0.3    0.4%   US$ (1.0)     (1.4)%    US$ 0.1    0.1%
     Structural balance (4)......................       0.9    1.1          0.4    0.5        (0.5)     (0.7)         0.0    0.0
     Non-financial public institutions...........      (0.9)  (1.0)        (0.8)  (1.0)       (0.1)     (0.1)        (0.5)  (0.7)
                                                    -------    ----     -------    ----   ---------     ------    -------    ----
     Consolidated non-financial public sector
       surplus/(deficit) ........................       0.7    0.8         (0.5)  (0.6)       (1.1)     (1.5)        (0.4)  (0.6)
                                                    =======    ====     =======    ====   =========     ======    =======    ====
     Current surplus.............................       4.2    5.1          3.0    3.8         1.7       2.3          2.6    3.5


                                                            2001
                                                     -----------------
Revenues:                                             US$ 15.4   23.2%
     Current revenues............................         15.2   22.8
     Operational revenues (1)....................          1.0    1.5
     Social Security contributions...............          1.0    1.5
     Net taxes (2)...............................         11.4   17.2
     Copper revenues (3).........................          0.5    0.8
     Transfers...................................          0.2    0.2
     Other current revenues......................          1.0    1.5

     Capital revenues............................          0.3    0.4
     Asset sales.................................          0.1    0.1
     Lends recovery..............................          0.2    0.3

Expenditures:                                         US$ 15.6   23.5%
     Current expenditures........................         13.0   19.6
     Wages and salaries..........................          3.0    4.5
     Transfers to social security................          4.6    6.9
     Transfer payments...........................          3.9    5.9
     Interest on public debt.....................          0.3    0.5
     Goods and services..........................          1.1    1.6
     Others......................................          0.1    0.2

     Capital Expenditures........................          2.6    3.9
     Real Investment.............................          1.5    2.3
     Financial Investment........................          0.3    0.4
     Capital transfers...........................          0.8    1.1

     Central government balance..................     US$ (0.2)  (0.3)%
     Structural balance (4)......................          0.6    0.9
     Non-financial public institutions...........          0.0   (0.4)
                                                      ---------  ------
     Consolidated non-financial public sector
       surplus/(deficit) ........................         (0.4)  (0.7)
                                                      =========  ======
     Current surplus.............................          2.1    3.2

(1)  Includes capital gains for privatization of state owned enterprises.
(2)  Taxes collected net of refunds.
(3) Excludes transfers from Codelco under Law No. 13,196 and transfers by the Treasury to the Copper Stabilization Fund.
(4) Reflects the amount revenues and fiscal spending would reach if the GDP were at its potential level and the price of copper were at the medium-term price; therefore, it excludes the effects of economic activity and the price of copper.

Source:  Budget Office.


Government Revenue

     Taxation

         Chile's tax structure includes indirect and direct taxes. Indirect taxes represent the largest source of income and include the value-added tax or VAT, specific consumption taxes and custom duties. Direct taxes include the business income tax and personal income tax.

         The VAT is assessed at a rate of 18% on the sales of goods and services. There are limited exemptions, principally in the area of personal services and lower rates for certain consumer goods. The structure of the general VAT rate is designed to prevent double taxation by allowing businesses to deduct VAT already paid on inputs.

         Specific consumption taxes include taxes for fuel, tobacco and beverages.

         Custom duties consist of an ad valorem tax on imports. On January 1, 2002, the custom duties rate was reduced from 8% to 7%, which will be reduced to a 6% flat rate in the year 2003. Congress has approved these reductions in tariffs. Specific consumption taxes increased to compensate for the decline in revenue from custom duties.

         Income taxes consist of a first category tax that affects corporations and individuals. The first category tax rate is levied at a flat rate of 16%. However, the first category tax rate will increase to 16.5% in 2003 and to 17% in and after 2004. In addition, a global individual tax is levied at a progressive rate from 0% to 43% on an individual's total income. The first category tax is creditable against the global individual tax. Additionally, there is a second category tax levied at a progressive rate from 0% to 43% on an individual's monthly contract compensation, which is also creditable against the global individual tax. The highest marginal rate for both the first and second category tax will be reduced to 40% in 2003.

         In addition to the first category tax, there is also a 20% withholding tax on profits and dividends remitted to non-resident individuals or entities abroad.

         The following table sets forth the composition of the government's tax revenues for the periods indicated:

                                      1997      1998      1999     2000    2001
                                     -----      -----    -----    -----   -----
Value-added taxes...................  52.3%      52.5%    53.0%    50.7%   48.8%
Other taxes on goods and services...  10.7       11.3     12.5     12.5    12.6
Income taxes........................  23.8       24.1     24.1     25.5    27.4
Foreign trade taxes.................  10.9       11.3     11.1      9.3     8.0
Other taxes.........................   2.3        0.8     (0.7)     2.0     3.2
                                     -----      -----    -----    -----   -----
   Total............................ 100.0%     100.0%   100.0%   100.0%  100.0%
                                     =====      =====    =====    =====   =====
-------------------
Source:  Chilean Internal Revenue Service.

         The Chilean internal revenue service estimated total tax evasion for 1997, the latest year for which information is available, at approximately 24%. The government believes this statistic to be low compared to estimates of tax evasion in other Latin American countries. The Chilean internal revenue service believes that VAT and income tax evasion represent the most prevalent types of tax evasion in Chile. The government also believes that first category income tax evasion has declined significantly since 1990 as a result of tax reforms and other amendments.

     New Tax Measures

         In July, 2002 the Chilean government sent to the Congress a series of tax initiatives seeking the promotion of economic growth. These measures aim to generate greater tax certainty, to reduce taxes that deter investment, to reduce financial costs, to simplify processes, and to reduce tax costs for exports of services. The bill includes exemptions for foreign corporations that use Chile as a platform for investments in other countries. The law was enacted in December 2002.

         The Chilean internal revenue service has also been developing international agreements to avoid double taxation and to prevent tax evasion. The following table presents the current status of these agreements:

                                                                 Other
                    Status of the Agreement                      Participants
                    -----------------------                      ------------


Effective, and Published in the Official Gazette.............    Argentina, Canada and Mexico.
In the National Congress.....................................    Brazil, Ecuador, Norway, Poland, Peru and South
                                                                 Korea.
Subscribed...................................................    Denmark.
In negotiation...............................................    Bolivia, Croatia, Cuba, Czech Republic, Finland,
                                                                 France, Germany, Italy, Holland, Malaysia, New
                                                                 Zealand, Paraguay, Spain, Sweden, Switzerland,
                                                                 United Kingdom, United States, Venezuela and
                                                                 Vietnam.

     Distributions of Codelco

         As a state-owned enterprise, Codelco's policy is to transfer 100% of its net profits to the Chilean Treasury. Under Chilean Law, Codelco's net earnings are subject to an additional tax of 40% above and beyond the usual 16% (first category) corporate income tax. This 40% tax constitutes a reduction of the net income of Codelco. Income tax payments and profit distribution by Codelco to the Chilean treasury (excluding transfers by the treasury to the Copper Stabilization Fund) for the fiscal years ended December 31, 1997, 1998, 1999, 2000 and 2001 were US$730 million, US$452 million, US$493 million, US$517 million and US$526 million, respectively. In addition, the copper reserve law requires the payment of a 10% tax on Codelco's exports of copper and related by-products, which is segregated for use by the armed forces. Payments under the copper reserve law were US$282 million, US$215 million, US$231 million, US$296 million and US$257 million in 1997, 1998, 1999, 2000 and 2001 respectively.

         When the profit distributions or the income tax payments from Codelco decline due to the fall in the price of copper, transfers from the Copper Stabilization Fund to the current revenue of the government partially offset these declines.

         Codelco has forecast lower sales targets and higher inventory accumulation for 2003. The impact this will have on government revenues is estimated to be no more than 0.1% of GDP. This effect is expected to be offset in 2004.

     Stabilization Funds

         The government has created two stabilization funds: the Copper Stabilization Fund (CSF) and the Oil Price Stabilization Fund.

         The government uses the CSF to maintain a smooth flow of revenues from Codelco in spite of fluctuations in copper prices.

         The CSF works in the following way:

          o The Budget Office of the Ministry of Finance, with the authorization of the Minister of Finance, establishes a "reference price," which is defined as a long-run price and takes into account market information, using the same commission of experts that sets the long-term price for the structural balance rule. For the year 2003, this price has been set at 88 cents per pound.

          o At end of each quarter, the reference price is compared with that obtained by Codelco. The FOB price taken by Codelco is an average of the basket of products exported by Codelco. The difference between the reference price and the FOB price must be adjusted in the following way:

                        Calculation of the CSF (marginal)

                   Difference between Codelco                 Factor of
                    price and reference price                  discount
                    -------------------------                  --------
Between 0 and 4(cent)....................................             0%
Between 5 and 10(cent)...................................            50%
10 or more(cent).........................................           100%
Between 0 and -4(cent)...................................             0%
Between -5 and -10(cent).................................            50%
-10 or less(cent)........................................           100%

         The price difference is multiplied by the total of physical copper exports by Codelco, net of foreign purchases that it could have carried out to satisfy contractual commitments.

         If the copper price exceeds the reference price, the Treasury will deposit the calculated amount in the Central Bank. In case of a negative difference, the Treasury may withdraw the corresponding quantity in the following quarter. At June 30, 2002, the balance of the CSF was US$202 million.

         The following table provides the U.S. dollar amounts contributed to, withdrawn from and in the fund for the periods indicated at the year-end:

                                  Copper Stabilization Fund (in millions of US$)

                                 Deposits           Uses               Balance
                                 --------           ----               -------
1997..........................      118               0                 1,801
1998..........................        4             274                 1,531
1999..........................       63             516                 1,078
2000..........................        0             405                   673
2001..........................      250             302                   621

-------------------
Source: Budget Office.

         The Oil Stabilization Fund was created in 1991 to stabilize domestic prices of oil products and derivatives, which could be adversely affected by fluctuations of external oil prices in the world market. To the extent that international prices for these refined products fall below the selling reference prices (which are computed by the National Energy Commission), a tax is charged and the fund accumulates a surplus. To the extent that import prices exceed the selling reference price, a subsidy is paid with funds withdrawn from the fund. This is reflected in the establishment of a price band where the parity price is calculated as an average of the international oil price on a weekly basis. The upper and lower limits of the band are established by law, and the band is limited to a 25% difference from the parity price.

         In 2000, the Oil Stabilization Fund Law was modified in order to achieve fiscal neutrality by creating symmetry between taxes and subsidies (now the tax and subsidy rate are the same, 100% over the price spread) to calculate the reference price on a weekly basis, to avoid sharp price movements and to increase the transparency in the price calculation.

         On December 31, 2000 and 2001, the balance of the Oil Stabilization Fund was US$10 million and US$22 million respectively. On November 30, 2002, the balance was US$31.7 million

Government Expenditures

         The largest category of the government's expenditure is social programs, particularly social security, health and education. In 2001, social programs accounted for 70% of total government expenditures. During the period from 1997 to 2001, social expenditures grew in real terms at an average annual rate of 6.7%.

         Interest on public debt amounted to 2.0% of expenditures in 2001, representing 0.5% of GDP.

         The following table sets forth central government expenditures by purpose for the period 1997-2001:

                         Central Government Expenditures
                         (in billions of pesos of 2001)

                                              1997            1998            1999            2000            2001
                                         ------------     -----------     -----------     -----------     ------------
National administration: (1)              Ps.   1,404     Ps.   1,513     Ps.   1,599     Ps.   1,604     Ps.   1,671
Social programs:
  Health ..............................           942           1,019           1,050           1,138           1,233
  Housing .............................           381             392             386             368             392
  Social security .....................         2,190           2,323           2,565           2,692           2,830
  Education ...........................         1,264           1,408           1,507           1,636           1,774
  Subsidies ...........................           209             238             244             256             256
  Other social programs ...............           307             317             389             426             441
                                         ------------     -----------     -----------     -----------     ------------
    Total .............................         5,293           5,697           6,141           6,517           6,927
Economic programs (2) .................         1,200           1,171           1,177           1,073           1,107
Interest payments of Public debt ......           164             259             130             187             203
                                         ------------     -----------     -----------     -----------     ------------
    Total central government
        expenditures...................   Ps.   8,063     Ps.   8,641     Ps.   9,048     Ps.   9,381     Ps.   9,908
                                         ============     ===========     ===========     ===========     ============

(1) Includes government, defense, justice and security functions.
(2) Includes promotion and regulation of economic activities as well as the support of infrastructure projects.
Source: Budget Office.

         During the first nine months of 2002, the central government had a fiscal deficit of Ps.237,679 million (US$350 million), which is equivalent to 0.5% of the annual GDP. Public expenditures grew at an annual rate of 6.0% and public expenditures with macroeconomic impact grew in real terms at an annual rate of 6.4% in the same period. The revenues of the central government increased by 0.5% in the first nine months of 2002. The average price of copper during the first three quarters of 2002 was US$0.71 per pound.

         As of September 30, 2002, actual government revenues were 70.1% of revenues projected in the 2002 budget, and government expenditures were 71.4% of expenditures projected.

         On September 6, 2002, given that the structural surplus target is calculated on a real basis, the government announced a reduction by 1.5% of total nominal public expenditures projected for this year. The reason for the adjustment is that expenditures are projected using expected average inflation for the year. For 2002 the expected inflation rate was set at 3.5%. However, as of September the estimate for average inflation is between 2% and 2.5%. This generates a gap between fiscal effective revenues (which are corrected using effective inflation) and projected nominal expenditures. This gap could lead to an increase in the fiscal deficit and a lower structural surplus. Therefore, adjustments to nominal expenditures have concentrated on expenditures in which the difference between expected and effective inflation is clearly reflected (such as purchases of goods and services, investments, loans and transfers that are not adjusted for inflation by law) and not on expenditures in which the difference is not reflected (primarily expenditures that are adjusted for inflation by law, such as public sector salaries). Additional adjustments have been made in some specific instances.

         As a result of these adjustments, the increase in expenditures with macroeconomic effect in 2002 over 2001 will be reduced to 1.5%. The government expects to finish the fiscal year with a structural surplus equal to 0.9% of GDP and a fiscal deficit equal to 0.9% of GDP.

         The government believes that public finances will continue to play a counter-cyclical role in the short term and guarantee stability and growth in the medium term.

         In December 2002, the government enacted a bill that authorizes the Ministry of Finance to guarantee indebtedness incurred by public sector companies up to a total of US$1.5 billion. The government had not sponsored a similar bill since December 1985.

2003 Budget

         On November 20, 2002 the Congress approved the budget bill for government and public sector agencies for 2003. Projections in the 2003 budget bill include an effective GDP growth rate of 4.0% and a central government deficit of 0.7% of GDP. The government expects the total growth in expenditures with macroeconomic effect as contemplated in the 2003 budget to be 3.4% compared with its latest estimate of its actual expenditures for 2002.

         For the 2003 budget, the parameters used to calculate the fiscal structural surplus--in particular, potential GDP growth and medium term copper prices--were determined by two commissions of independent experts and reported to the Ministry of Finance. In September 2002, potential GDP growth was set at 4.1% for the period 2002-2007, and the average price of copper was estimated to be US$0.88 per pound for the period 2003-2012. In 2003, the budget was prepared assuming a gap of 4.7% over the estimated long-term growth path.

         The 2003 budget bill sets priorities for expenditures in social areas including unemployment, public health, judicial management and education.

         The following table sets forth estimated central government expenditures for 2002 and 2003:

                               Central Government
                              (in millions of US$)

                                                            2002 Revised         2003
                                                            Budget Law       Budget Law(1)   Percentage Growth
                                                          ---------------   ------------     ----------------
Current Expenditures...................................   US$     8,643.3    US$  9,014.8             4.3%
Capital Expenditures...................................           1,903.6         1,988.5             3.7%
                                                          ---------------   -------------
     Total Expenditures................................   US$    10,546.9    US$ 11,003.3             4.2%
                                                          ===============   =============
Social Expenditures ...................................   US$     7,287.8    US$  7,260.1             4.6%
Other Expenditures.....................................           3,259.1         3,383.2             3.8%
                                                          ---------------   -------------
     Total Expenditures................................   US$    10,546.9    US$ 11,003.3             4.2%
                                                          ===============   =============
Expenditures With Macroeconomic Impact (2).............           9,905.5        10,243.1             3.4%

-------------
(1) Calculated using constant pesos of 2002.
(2) Excludes interest payments, payments on past-service recognition bonds and the purchases of financial assets.
Source: Budget Office.

         The 2003 budget projects a 4.6% increase in social expenditures due to estimated increases in expenditures associated with the health system. On the other hand, current government expenditures are estimated to grow at a rate of 4.2% for 2003.

         The 2003 budget projects a central government deficit of 0.7% of the GDP.

                               Public Sector Debt

External Debt of Chile

         Chile's total gross public sector external debt consists of all foreign currency denominated debt of the central government, public sector enterprises and the Central Bank. Total public sector short-, medium- and long-term external debt amounted to US$5.1 billion in 1997, US$5.7 billion in 1998, US$5.8 billion in 1999, US$5.5 billion in 2000 and US$5.8 billion in 2001. Chile has reduced its ratio of total public external debt to GDP from 20.3% in 1993 to 8.7% in 2001.

         Chile is current on all IMF obligations.

         The following table sets forth information regarding public sector external debt:

                    Public Sector External Debt, By Creditor
                        (in millions of US$ and % of GDP)

                                                                  As of December 31                        As of
                                                ------------------------------------------------------     June 30,
                                                  1997       1998        1999        2000      2001(1)     2002(1)
                                                ---------  ---------  ---------  ----------  ----------   ----------
Multilateral Organizations:
    IDB                                         US$   619   US$   574  US$ 599.5  US$    588   US$   511   US$   571
    IBRD (World Bank).........................      1,020         981      911.5         842         826         710
    IDA (World Bank)..........................         10           9         8            7           7           7
    FIDA......................................          0           2         3            3           3           3
                                                ---------    --------  ---------   ----------  ----------   ---------
       Total..................................      1,649       1,566     1,522        1,440       1,347       1,291

    Bilateral creditors.......................        570         579       527          439         368         365
    Commercial banks..........................      2,221       2,914     2,657        2,415       2,307       2,368
    Suppliers and other creditors.............         39          57        61           51          42          45
    Treasury bills............................          0           0       800          800       1,450       2,347
    Trade credits.............................          0           0         0            0           0           0
                                                ---------    --------  ---------   ----------  ----------   ---------
       Total medium- and long-term debt.......      4,479       5,116     5,567        5,145       5,514       6,416
       Total short-term debt..................        609         598       260          378         245         230
       Total debt.............................  US$ 5,088   US$ 5,714  US$5,827    US$ 5,522   US$ 5,759   US$ 6,646

Public external debt, less reserves (in
    billions of US$)..........................  US$ (13.2)  US$ (10.6) US$  (9.1)  US$  (9.6)  US$  (8.6)  US$  (8.6)
Total public external debt/GDP................        6.1%        7.2%       8.0%        7.4%        8.7%       N/A
Total public external debt/exports............       28.4%       34.9%      33.9%       28.7%       31.1%       N/A

-----------
(1) Preliminary.
Source: Central Bank.

         The following table sets forth public sector medium- and long-term external debt, by currency as of the date indicated:

         Public Sector Medium- and Long-Term External Debt, by Currency
                              (in millions of US$)


                                                              As of December 31,
                                                                     2001
                                                              ------------------
United States Dollar.......................................            4,869
Currency Units IBD.........................................              364
Japanese Yen...............................................              188
Deutsche Mark..............................................               65
Other......................................................               28
                                                              ------------------
   Total...................................................        US$ 5,514

-----------------
Source:  Central Bank.

         The following table sets forth amortization of gross public sector external debt:

            Amortization of Gross Public Sector External Debt (1)
                              (in millions of US$)

                                                                         Amortizations
                                  -----------------------------------------------------------------------------------------
                                   Outstanding
                                      as of                                                                      2008 to
                                    Dec. 31,                                                                       Final
                                       2001        2002       2003       2004       2005      2006       2007     Maturity
                                  -----------    -------   --------    -------    -------  --------     -------   --------
Central Government:
  Multilateral organizations....      1,348.3      351.7      122.0      125.0      115.2     116.6       87.0      430.8
  Bilateral creditors...........        333.1      106.0       35.7       27.4       19.2      19.9        9.9      115.0
  Commercial banks..............        265.7       77.8       63.6       62.8       61.5       0.0        0.0        0.0
  Bonds.........................      1,150.0        0.0        0.0        0.0        0.0       0.0        0.0    1,150.0
  Treasury bills................          0.0        0.0        0.0        0.0        0.0       0.0        0.0        0.0
  Treasury bonds................          0.0        0.0        0.0        0.0        0.0       0.0        0.0        0.0
  Other creditors...............          0.0        0.0        0.0        0.0        0.0       0.0        0.0        0.0
                                      -------    -------   --------    -------    -------  --------     -------   --------
     Total......................      3,097.1      535.5      221.3      215.2      195.9     136.5       96.9    1,695.8

Central Bank:
  Multilateral organizations....          0.0        0.0        0.0        0.0        0.0       0.0        0.0        0.0
  Bilateral creditors...........          1.8        0.3        0.3        0.3        0.3       0.3        0.3        0.0
  Commercial banks .............          0.0        0.0        0.0        0.0        0.0       0.0        0.0        0.0
  Other creditors...............          0.0        0.0        0.0        0.0        0.0       0.0        0.0        0.0
                                      -------    -------   --------    -------    -------  --------     -------   --------
     Total......................          1.8        0.3        0.3        0.3        0.3       0.3        0.3        0.0

Banco Estado:
Multilateral organizations......          1.8        0.7        0.7        0.4        0.0       0.0        0.0        0.0
Bilateral creditors.............          0.0        0.0        0.0        0.0        0.0       0.0        0.0        0.0
  Commercial banks..............         52.4       50.7        1.7        0.0        0.0       0.0        0.0        0.0
  Other creditors...............          0.0        0.0        0.0        0.0        0.0       0.0        0.0        0.0
                                      -------    -------   --------    -------    -------  --------     -------   --------
     Total......................         54.2       51.4        2.4        0.4        0.0       0.0        0.0        0.0

Non-financial public enterprises:
  Multilateral organizations....          1.0        0.0       0.1         0.1        0.1       0.1        0.1        0.5
  Bilateral creditors...........          0.0        0.0       0.0         0.0        0.0       0.0        0.0        0.0
  Commercial banks..............      2,017.5      410.8     532.7       407.3      247.1     381.9       37.7        0.0
  Bonds.........................        300.0        0.0       0.0         0.0        0.0       0.0        0.0      300.0
  Other creditors...............         42.1        2.7       2.7         2.7        2.7       2.7        2.7       25.9
                                      -------    -------   --------    -------    -------  --------     -------   --------
     Total......................      2,360.6      413.5     535.5       410.1      249.9     384.7       40.5      326.4
                                      -------    -------   --------    -------    -------  --------     -------   --------

Total Gross Public Sector
  External Debt.................      5,513.7    1,000.7     759.5       626.0      446.1     521.5      137.7    2,022.2
                                      =======    =======   ========    =======    =======  ========     =======   ========

----------------------
(1) Includes medium- and long-term external debt.
Source: Central Bank.

Private Sector External Debt Guaranteed by the Central Government

         As a consequence of the 1982-1983 financial crisis and the subsequent privatization of public sector enterprises with outstanding external debt, the central government is the guarantor of a small portion of the private sector's external debt. It is the government's policy not to guarantee new private sector obligations. The contingent liabilities of private sector guarantees have fallen steadily between 1997 and 2002, as shown in the following table:

               Private Sector Medium- and Long-Term External Debt
                      Guaranteed by the Central Government
                              (In millions of US$)
As of December 31,
1997........................................     US$ 104
1998........................................          86
1999........................................          94
2000........................................          73
2001 (1)....................................          55
2002 (1)(2).................................          48
--------------------
(1) Preliminary.
(2) As of July 31, 2002.
Source: Central Bank.


Public and Private Sector External Debt

         The following table sets forth approximate outstanding amounts of Chile's public and private sector external debt for the periods indicated:

                     Public and Private Sector External Debt
                              (in millions of US$)
                                                                         As of December 31,                                  As of
                                            -------------------------------------------------------------------------      June 30,
                                                1997            1998           1999           2000          2001(1)         2002
                                            -----------     -----------    -----------     -----------    -----------    -----------
Medium- and long-term debt
   Public sector (2)......................  US$   4,018     US$   4,708    US$   4,993     US$   3,906    US$  4,701     US$   5,538
   Private sector.........................       19,089          22,831         25,175          26,114         26,540         25,800
                                            -----------     -----------    -----------     -----------    -----------    -----------
      Total medium- and long-term debt....       23,107          27,539         30,168          30,020         31,241         31,338
Short-term debt
   Public sector..........................        1,070           1,006            834           1,616          1,058          1,108
   Private sector.........................        2,524           3,146          3,165           4,963          5,374          6,372
                                            -----------     -----------    -----------     -----------    -----------    -----------
      Total short-term debt...............        3,594           4,152          3,999           6,579          6,432          7,480
                                            -----------     -----------    -----------     -----------    -----------    -----------
      Total short-, medium and long-term
           debt...........................  US$  26,701     US$  31,691    US$  34,167     US$  36,599    US$  37,673    US$  38,818
                                            ===========     ===========    ===========     ===========    ===========    ===========
Use of IMF credit.........................            0               0              0               0              0              0
Total public and private external debt,
   less reserves (in billions of U.S.
   dollars)...............................  US$     8.4     US$    15.4    US$    19.2     US$    21.5    US$    23.2    US$    23.6
Total public and private
   external debt/GDP......................         32.2%           40.0%          46.8%           48.8%          56.7%          N/A
Total public and private external
   debt/exports...........................        149.1%          193.8%         198.7%          190.2%         203.6%          N/A


-----------------------
(1) Preliminary.
(2) Includes publicly guaranteed private debt.
Source: Central Bank.

Central Government External Bonds

         Chile's external bonds as of December 31, 2002 were the following:
US$500,000,000 of 6.875% Bonds due April 28, 2009, US$750,000,000 of 7.125%
Bonds due January 11, 2012, US$600,000,000 of 5.625% Bonds due April 23, 2007
and (euro)300,000,000 of 5.125% Bonds due April 25, 2005.

Credit Rating

         In April 2002, the credit rating agency Standard and Poors upgraded the outlook on Chile's foreign currency credit to "Positive." As of the date hereof, there have been no changes to this rating.

Debt Service and Debt Restructuring

         Chile has a long-standing tradition of prompt service of its external debt obligations, which was interrupted only in the 1930s. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending forced Chile to seek the rescheduling of certain obligations to commercial banks due in 1983 and 1984 and to obtain new loans from the banks. Chile agreed to further multi-year debt rescheduling with the international banking community in 1985 and 1987, which provided for the rescheduling of the remaining maturities of the medium-term commercial bank loans outstanding in 1983 to the Chilean public and private financial sectors. Despite the need to enter into these rescheduling agreements, Chile did not fall into arrears in respect of principal and interest payments during this period.

         In an effort to reduce its public sector external debt burden, Chile carried out two substantial cash buyback operations during the second half of the 1980s. In 1985, the Chilean authorities promulgated a debt conversion program (Chapters XVIII and XIX of the Central Bank's International Exchange Norms), which permitted foreign investors to exchange Chilean external debt issued by Chilean financial institutions and Chilean public sector companies for equity interests in Chilean companies. From its initiation in 1985 until its discontinuation in the mid 1990s, Chile's debt conversion program under Chapters XVIII and XIX, together with other debt reduction measures, resulted in debt reduction of more than US$11.5 billion.

         Beginning in 1995, Chile began the process of prepaying its public sector debt rescheduled in the 1980s and new money debt borrowed at that time together with debt owing under IMF and World Bank programs.

Debt Record

         Chile has regularly met all principal and interest obligations on its external debt for over 50 years. See "--Debt Service and Debt Restructuring."

Total Public Sector Internal and External Debt

         The following tables sets forth the total public sector domestic and external debt for the periods indicated:

               Debt and Assets of Public Enterprises Consolidated
                       (in millions of pesos of each year)



                                                                    As of December 31,                          As of
                                                ----------------------------------------------------------     June 30,
                                                   1997         1998        1999        2000        2001         2002
                                                ---------    ---------   ---------   ---------   ---------    ---------
Total Financial Debt........................    1,215,731    1,851,770   1,891,323   1,967,591   2,254,537    2,543,223
   Financial Debt, excluding central
     government.............................      957,304    1,513,983   1,501,392   1,743,392   2,084,784    2,344,317
     Short term (1).........................      302,283      506,752     313,497     480,180     518,327      810,703
     Long Term(2)...........................      655,020    1,007,231   1,187,894   1,263,212   1,566,457    1,533,614
   Financial Debt, including central
     government(3)..........................      258,428      337,787     389,931     224,199     169,753      198,906
Financial Assets (4)........................      132,314      183,402     215,423     174,324     175,262      353,049
Net Financial Debt..........................    1,083,417    1,668,368   1,675,899   1,793,267   2,079,275    2,190,174
   Without financial debt including central
   government...............................      824,990    1,330,582   1,285,968   1,569,069   1,909,522    1,997,268

-----------------------

(1) Includes short term obligations with banks and financial institutions and current maturities of the long term obligations, obligations with the public (bonds) and current maturities of long term providers credit.
(2) Includes long term obligations with banks and financial institutions, obligations with the public (bonds) and long term providers credit.
(3)  Excludes tax on income and deferred taxes.
(4) Includes cash, term deposits, net negotiable securities, financial investments in pacts.

                  Net Consolidated Debt of the Central Bank and Central Government as a % GDP(1)


                                                                                                               June 30,
                                                     1997         1998        1999        2000        2001        2002
                                                 ----------   ----------  ----------  ----------  ----------   ---------
Net Consolidated Debt.........................        9.3%         8.8%        9.5%       10.8%       10.0%       9.10%

------------------
(1) Preliminary
                                Central Bank Debt
                       (in millions of pesos of each year)


                                                                    As of December 31,                         As of
                                               ----------------------------------------------------------     June 30,
                                                 1997         1998        1999        2000        2001          2002
                                              ----------   ----------  ----------  ----------  ----------   -------------
Liabilities................................   14,035,809   13,386,196  13,274,777  14,414,852  15,054,474     14,900,677
     Central Bank Notes and Bonds(1).......   10,970,261   10,467,078  11,245,831  12,624,582  13,508,162     13,449,572
     Fiscal Deposits.......................    2,214,408    2,069,383   1,487,735   1,318,398   1,092,084        878,545
     Others(2).............................      851,141      849,735     541,211     471,871     454,228        572,559
Assets without subordinated debt...........   11,915,705   11,506,634  11,784,834  12,922,621  14,762,336     15,566,919
     Net International Reserves............       18,274       16,292      14,946      15,110      14,400         15,223
     Treasury Bills........................    3,421,018    3,422,278   3,615,537   4,036,249   4,514,131      4,591,997
     Others(3).............................      457,811      365,649     282,137     233,042     798,994        355,219
Total Net Debt without subordinated
   debt....................................    2,120,104    1,879,563   1,489,943   1,492,230     292,137       (666,242)

-----------------------

Source: Central Bank
(1) Includes various notes and bonds of the Central Bank such as the PDBC, PRBC, PRC, PRD and others.
(2) Includes other deposits and obligations, reciprocal agreements and other securities.
(3) Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

                          Central Government Total Debt
                        (in millions of pesos each year)

                                                                    As of December 31,
                                               ---------------------------------------------------------         As of
                                                  1997         1998        1999        2000        2001      June 30, 2002
                                               ---------    ---------   ---------   ---------   ---------    --------------
Debt in Pesos...........................         556,188      544,896     514,467     513,584     478,575        469,398
    Treasury Bills with the Central Bank         492,103      470,690     438,994     412,501     375,937        352,809
    Others(1)...........................          64,084       74,205      75,473     101,082     102,639        116,589
Assets in Pesos.........................       1,400,154    1,401,975   1,742,498   1,668,230   1,903,970      2,035,660
    Assets in Pesos, without public
    enterprises(2)......................       1,141,727    1,064,188   1,352,567   1,444,032   1,734,217      1,836,754
       Central Bank Deposits............         141,215      143,295     106,069     231,296     312,007        172,763
    Financial debt of public
       enterprises with the Central
       government.......................         258,428      337,787     389,931     224,199     169,753        198,906
Net debt in Pesos (Debt - Assets).......        (843,967)    (857,079) (1,228,032) (1,154,647) (1,425,394)     (1,566,262)
Debt in US dollars......................           9,187        8,691       8,815       8,908       9,314          9,905
    Treasury Bills with the Central Bank           6,660        6,230       6,020       6,328       6,306          6,077
    External Debt.......................           2,527        2,461       2,795       2,580       3,008          3,828
Assets in US dollars, Central Bank
Deposits(3).............................           4,714        4,065       2,618       1,898       1,189          1,012
Net debt in US dollars (Debt - Assets)..           4,473        4,626       6,197       7,010       8,125          8,893
Total Financial Debt (in Pesos and US
dollars)................................       4,596,590    4,662,431   5,166,142   5,615,017   6,590,357      7,379,006
Total Financial Assets (in Pesos and US
dollars)................................       3,473,347    3,328,063   3,124,165   2,755,333   2,684,048      2,741,443
Total Net Financial Debt (Debt - Assets)       1,123,243    1,334,368   2,041,978   2,859,684   3,906,309      4,637,563

-----------------------
Source: Central Bank, Budget Office, National Comptroller Office.
(1) Includes Banco Estado and Corfo.
(2) Does not include assets of the old scholarship system.
(3) Includes Oil Stabilization Fund, Cooper Stabilization Fund and Infrastructure Fund.

Public Debt Statistics

     Public Debt Report

         On October 9, 2002, the Ministry of Finance released a report on public debt records containing statistics of the assets and liabilities of the central government, the Central Bank and other relevant public institutions for the period between 1989 and June 2002. This report is the result of a compilation and systematization of figures that were contained in several previous reports known to the public.

     Central Government Indebtedness

         The most widely used international indicator of governmental liabilities is the item called "general government indebtedness," which includes the "central government liabilities" plus the "local governments liabilities." The foregoing is based on the assumption that the central government is the main agent of fiscal policy. In the case of Chile, the local governments are not allowed to incur any financial indebtedness, so the general and central government liabilities are treated as one item.

         According to the public debt report, in June 2002, central government liabilities equaled 17% of GDP. This figure is significantly less than the 44.3% of 1989, and slightly less than the 17.7% of 1995, although it represents an increase in comparison to the historical minimum of 12.8% of GDP reached in 1998. Almost two-thirds of this increase is explained by the depreciation of the Chilean peso, and only one-third relates to new indebtedness. Given that 58% of the public debt corresponds to dollar-denominated debt between the central government and the Central Bank, the effect of peso depreciation is counterbalanced by the increase in value of the Central Bank's assets. Moreover, the Central Bank accounts include all "international reserves"; thus the depreciation of the peso improves the value of bank assets, offsetting the negative effect on central government finances.

         The level of general government liabilities is not a good indicator of Chile's financial soundness, because it does not consider the government's financial assets. Therefore, the "central government net indebtedness" category is used to appropriately measure government financial standing. That figure shows the difference between public debt and financial assets, i.e., deposits in current accounts, time deposits and fixed income investments. Equity investments and the loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 40.1% in 1989, 8.4% in 1995 3.7% in 1998 and 10.7% of GDP in June 2002. This increase is mainly explained by a debt increment and a decrease in financial assets, which fell from 9.1% of GDP to 6.3% between 1998 and 2001.

     Central Bank Debt and Consolidated Debt

         The Central Bank has been an autonomous institution since 1989. It has not engaged in quasi-fiscal transactions since then. During the financial crisis experienced in Chile in 1983 and 1984, the Central Bank engaged in a series of quasi-fiscal actions in order to rescue the financial system. As a result, important changes in the level and composition of its assets and liabilities occurred, significantly affecting its current levels of global indebtedness.

         The main liabilities of the Central Bank are public deposits and the securities issued by the bank. The main assets are the international reserves of the public with the bank, and the treasury bills delivered to it by the government in connection with the financial crisis of 1983.

         In June 2002, the assets of the Central Bank were greater than its liabilities, resulting in a negative indebtedness level of -1.5% of GDP. In 1989, 1995 and 1998, the Central Bank had a net debt of 3.2%, 4.3% and 5.1% of GDP respectively.

         The increase in Central Bank debt reflects the reduction of its financial liabilities, from 24% of GDP in 1989 to less than 2% since 1999. Financial assets increased from 32% of GDP in 1998 to approximately 36% of GDP in June 2002.

         The consolidated indebtedness, including central government liabilities and Central Bank debt (including the result of the quasi-fiscal transactions mentioned above), is considered a significant macroeconomic indicator. This debt interacts with the economy in two ways: (A) on the one hand, it reflects payment risk, which is virtually zero given the low level of public liabilities, and which explains the minor systemic risk, low domestic interest rates and high liquidity and growth that have tended to characterize the Chilean system; and
(B) on the other hand, in order to meet its interest payment obligations, resources must be used that could otherwise be used for investment financing. The consolidated debt of the central government and the Central Bank in June 2002 was 9.1% of GDP; in 1989 it was 43.3%; in 1995, 12.6% and in 1998, 8.8%.

     Other Assets and Liabilities

         The public debt report also includes information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

         The financial indebtedness of state-owned companies totaled approximately 5% of GDP in June 2002, while in 1989, 1995 and 1998 it amounted to 7.5%, 1.9% and 4.6% of GDP, respectively. Since these companies are managed under a policy of public interdependence, they are responsible for meeting their financial liabilities using their own assets, revenues and net worth. Only in exceptional cases and upon authorization provided by law, the state may guarantee such debt where a public company's assets are not sufficient to cover its liabilities. In June 2002, the total amount of public guarantees totaled 1% of GDP, as compared with 20% of GDP in 1989.

         Regarding the social security system, Chile maintains certain liabilities to workers who switched from the old pension system to the new private one. The government pays this debt directly to the worker's pension fund account when each worker retires. The government estimates that this liability equals 18% of GDP. This debt will be paid progressively as the workers who contributed to the old pension system retire.

Description of the Securities

         This prospectus provides a general description of the debt securities and warrants that Chile may offer. Each time Chile sells securities, Chile will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

                                 Debt Securities

         Chile will issue the debt securities pursuant to the Amended and Restated Fiscal Agency Agreement, entered into by Chile and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as fiscal agent, prior to the first issuance of debt securities.

         The following description is a summary of the material provisions of the debt securities and the fiscal agency agreement. Given that it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. You should read the fiscal agency agreement, the form of debt securities attached at the end of the fiscal agency agreement and the applicable prospectus supplement in making your decision on whether to invest in the debt securities. Chile has filed or will file copies of these documents with the SEC and at the office of the fiscal agent in The City of New York.

General

         The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

          o    the title;

          o    any limit on the aggregate principal amount;

          o    the issue price;

          o    the maturity date or dates;

          o if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and record dates for these interest payment dates;

          o any index Chile will use to determine the amount of principal or any premium or interest payments;

          o the place or places where principal, interest and other payments (if any) with respect to the securities will be paid;

          o the form of debt security (global or certificated and registered or bearer);

          o    any mandatory or optional sinking fund provisions;

          o any provisions that allow Chile to redeem the debt securities at its option;

          o any provisions that entitle you to early repayment of all or a portion of the debt securities at your option;

          o the currency in which the debt securities are denominated and the currency in which Chile will make payments;

          o    the authorized denominations;

          o any additional covenants or agreements of Chile and any additional events that automatically accelerate, or that give you the right to accelerate, the maturity of your debt securities; and

          o any other terms of the debt securities that do not conflict with the provisions of the fiscal agency agreement.

         Chile may issue debt securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

         Chile may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Chile may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Chile will describe the U.S. federal income tax consequences and other relevant considerations in the prospectus supplement for any such offering.

         Chile is not required to issue all of its debt securities under the fiscal agency agreement and this prospectus, but instead may issue debt securities other than those described in this prospectus under other fiscal agency agreements and documentation. That documentation may contain terms different from those included in the fiscal agency agreement and described in this prospectus.

Status of the Debt Securities

         The debt securities will be direct, unconditional and unsecured obligations of Chile, backed by the full faith and credit of Chile (e.g., its tax revenues and general funds).

         The debt securities will rank at all times at least equal in right of payment among themselves with all of Chile's existing and future unsecured and unsubordinated external indebtedness. For this purpose, "external indebtedness" means all obligations of Chile or guaranteed by Chile for borrowed money or evidenced by bonds, notes or similar instruments denominated or payable in a currency other than Chilean pesos, including those which at the option of any holder are so denominated or payable.

Form and Denomination

         Unless otherwise provided in the prospectus supplement for an offering, Chile will issue debt securities:

          o    denominated in U.S. dollars;

          o    in fully registered book-entry form;

          o    without coupons; and

          o    in denominations of $1,000 and integral multiples of $1,000.

         Debt securities in book-entry form will be represented by one or more global securities registered in the name of a nominee of DTC. Beneficial ownership interests in a global security will only be recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear System and Clearstream Banking societe anonyme (Clearstream, Luxembourg).

         Unless otherwise specified in the applicable prospectus supplement, Debt Securities in physical, certificated form will be issued only in exchange for interests in a global security in certain limited circumstances described below under "Certificated Securities."

Payments of Principal and Interest

         Unless otherwise provided in the applicable prospectus supplement, Chile will make payments of principal of and interest on the debt securities in U.S. dollars through the fiscal agent to DTC. Chile expects that payments to holders will be made in accordance with the procedures of DTC and its direct and indirect participants. Neither Chile nor the fiscal agent will have any responsibility or liability for any of the records of, or payments made by, DTC or any failure on the part of DTC in making payments to holders from the money it receives.

         If any date for an interest or principal payment is a day on which banking institutions in The City of New York or in the city where the relevant paying agent or transfer agent is located are authorized or obligated by law to be closed, Chile will make the payment on the following banking day in the respective city. No additional interest on the debt securities will accrue as a result of this delay in payment.

         Any money that Chile pays to the fiscal agent or to any paying agent for the payment of principal or interest on the debt securities that remains unclaimed for two years after the payment was due and paid by Chile will be returned to Chile. Afterwards, the holder of the debt security may only look to Chile for repayment. Chile's obligation to pay interest or principal on the debt securities will remain unchanged as a result of such a return of money to Chile.

         In the event debt securities in physical, certificated form are issued, payments of interest on each debt security, other than interest payable at maturity, will be made on each interest payment date by check mailed to persons registered as holders on the fifteenth day immediately preceding the interest payment date, except that persons holding at least U.S. $1,000,000 principal amount of debt securities can request up to 15 days prior to an interest payment date that an interest payment be made by wire transfer to a bank account designated by the holder. Payments of principal will be made in the same manner, except that any holder may request payment of principal by wire transfer.

         Chile and the fiscal agent may treat the person in whose name a debt security is registered as the owner of that security for the purpose of receiving payments of principal and interest on the debt securities and for all other purposes.

Redemption, Repurchase and Early Repayment

         Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Chile or repayable before maturity at the option of the holder. Nevertheless, Chile may at any time repurchase the debt securities at any price in the open market or otherwise. Chile may hold or resell the securities it purchases or may surrender them to the fiscal agent for cancellation.

Additional Amounts

         Chile will make all principal and interest payments on the debt securities without deducting or withholding any present or future Chilean taxes, unless the deduction or withholding is required by law. Chilean law currently requires Chile to deduct or withhold taxes in the case of payments of interest to holders that are not resident or domiciled in Chile. However, Chile will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction. We refer to such amounts as "Additional Amounts." Any new withholding, deduction or other taxes imposed by Chile in the future will also give rise to payment of Additional Amounts.

         Chile will not, however, pay any Additional Amounts in respect of debt securities in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

          o the holder has some connection with Chile other than merely owning the debt security or receiving principal and interest payments on it; or

          o the holder does not present (where presentment is required) its debt security within 30 days after Chile makes a payment of principal or interest available, except to the extent that such tax, assessment or charge is not caused by the delay.

         Chile will pay any administrative, excise or property taxes which arise under Chilean law in connection with the debt securities. Chile will also indemnify the holders against any administrative, excise or property taxes resulting from any enforcement of Chile's obligations under the debt securities following an event of default.

Negative Pledge Covenant

         Chile will not grant or allow any lien to be placed on its assets or revenues as security for any of its public external indebtedness unless it contemporaneously grants or allows a lien that provides security on the same terms for Chile's obligations under any debt securities.

         For this purpose:

          o a "lien" means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date of the fiscal agency agreement or at any time thereafter, and

          o "public external indebtedness" is external indebtedness (as described above under "Status of the Debt Securities") that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.

         However, Chile may grant or agree to certain permitted types of liens as described below:

          o any lien on property to secure public external indebtedness arising in the ordinary course of business to finance export, import or other trade transactions, which matures, after giving effect to all renewals and refinancings, not more than one year after the date on which this type of public external indebtedness was originally incurred;

          o any lien on property to secure public external indebtedness incurred to finance Chile's acquisition or construction of the property, and any renewal or extension of the lien which is limited to the original property covered by it and which secures any renewal or extension of the original financing without any increase in the amount of the lien;

          o any lien on property arising by operation of any law in force as of the date of this Prospectus in connection with public external indebtedness, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers' liens with respect to property held by financial institutions, which in each case are deposited with or delivered to the financial institutions in the ordinary course of the depositor's activities;

          o any lien existing on property at the time of acquisition and any renewal or extension of that lien which is limited to the original property covered by the lien and which secures any renewal or extension of the original financing secured by the lien at the time of the acquisition without increase in the amount of the original secured financing;

          o any lien in existence as of the date of the fiscal agency agreement; and

          o any lien securing public external indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (a) the holders of the public external indebtedness agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.

Events of Default

         Unless otherwise specified in a prospectus supplement, each of the following is an event of default with respect to a series of the debt securities:

         1. Non-Payment: Chile's failure for a period of 30 days to make a payment of principal or interest when due on any debt security of that series; or

         2. Breach of Other Obligations: Chile's failure to observe or perform any of its covenants or obligations under that series of the debt securities or the fiscal agency agreement for 60 days following written notice to Chile to remedy the failure by the fiscal agent or persons holding debt securities representing 25% of the aggregate principal amount of the debt securities of the affected series outstanding; or

         3. Cross Default:

          o Chile's failure beyond the applicable grace period to make any payment when due on any public external indebtedness in principal amount greater than or equal to US$20,000,000; or

          o acceleration on any public external indebtedness of Chile in principal amount greater than or equal to US$20,000,000 due to an event of default, unless the acceleration is rescinded or annulled; or

         4. Moratorium: Chile or certain Chilean courts declare a general suspension of payments or a moratorium on payment of its public external indebtedness; or

         5. Validity: Chile or any governmental entity of Chile which has the legal power to contest the validity of the debt securities contests the validity of the debt securities of that series in any type of formal proceeding.

         If any of the above events of default occurs and is continuing, persons holding and representing at least 25% of the aggregate principal amount of the then outstanding debt securities of the affected series may declare all the debt securities of that series to be due and payable immediately. In the case of an event of default described in paragraphs 1 or 4 above, each affected holder may declare the principal amount which it holds to be immediately due and payable. The declarations referred above shall be made by giving written notice to Chile with a copy to the fiscal agent.

         Holders of debt securities representing in the aggregate at least 50% of the aggregate principal amount of the then outstanding securities of any series may waive any existing defaults, and their consequences, on behalf of all holders of such series, if:

          o following the declaration of the debt securities due and payable immediately, Chile deposits with the fiscal agent a sum sufficient to pay all outstanding amounts then due on the debt securities of that series, other than amounts due solely because of the declaration; and

          o    all other defaults have been remedied.

Fiscal Agent

         The fiscal agency agreement establishes the obligations and duties of the fiscal agent, the right to indemnification of the fiscal agent and the liability and responsibility, including limitations on liabilities and responsibilities, for actions that the fiscal agent takes. The fiscal agent is entitled to enter into business transactions with Chile without accounting for any profit resulting from these transactions.

         Chile may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. In addition, Chile may appoint different fiscal agents for different series of debt securities. The fiscal agent is not a trustee for the holders of debt securities and does not have the same responsibilities or duties to act for such holders as would a trustee. Chile may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent.

Paying Agents; Transfer Agents; Registrar

         Chile may appoint paying agents, transfer agents and registrars with respect to any series of debt securities, which will be listed at the back of the applicable prospectus supplement. While Chile may at any time appoint additional or replacement paying agents, transfer agents and registrars, it will, however, maintain a paying agent and a registrar in The City of New York until the debt securities are paid.

         In addition, Chile will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of the debt securities listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require. Chile will promptly provide notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with a series of the debt securities.

Modifications and Amendments

         Chile and the fiscal agent may modify or amend the terms and conditions of the debt securities of a series or the fiscal agency agreement if such changes are agreed to, at any meeting of holders or in writing, by persons holding debt securities representing at least 50% of the aggregate principal amount of the then outstanding debt securities of the affected series. However, the consent of each affected holder, at any meeting of holders or in writing, is required for any amendment, modification or change that would:

          o change the stated maturity of the principal of or interest on any debt security;

          o    reduce the principal amount of or interest on any debt security;

          o change the currency or place of payment of principal or interest on any debt security;

          o shorten the period during which Chile is prohibited from redeeming any debt security;

          o impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

          o reduce the percentage of principal amount of securities outstanding necessary to make modifications, amendments or changes to the fiscal agency agreement or the debt securities; or

          o change the obligation of Chile to pay Additional Amounts on account of withholding taxes or deductions as described above.

         No consent of the holders is or will be required for any modification, amendment or change requested by Chile or the fiscal agent to:

          o    add to Chile's covenants for the benefit of the holders;

          o    waive any right or power of Chile;

          o    provide security or collateral for the debt securities;

          o cure any ambiguity, or correct or supplement any defective provision of the fiscal agency agreement;

          o change the terms and conditions of the securities or the fiscal agency agreement in any manner which Chile and the fiscal agent mutually deem necessary or desirable so long as any change of this type will not adversely affect the interests of any holder of the affected securities; or

          o    provide for issuances of warrants as contemplated herein.

Replacement, Exchange and Transfer of Debt Securities

         Under certain limited circumstances, beneficial interests in any global security representing debt securities may be exchanged for physical debt securities. See "Certificated Securities." If Chile issues physical debt securities, the holder may present its debt securities for exchange with debt securities of a different authorized denomination, together with a written request for an exchange, at the office of the fiscal agent in The City of New York, or at the office of any paying agent. In addition, the holder of any physical debt security may transfer it in whole or in part by surrendering it at any of these offices together with an executed instrument of transfer. Chile will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of the debt securities. Chile may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental charges. The fiscal agent may reject any request for an exchange or registration of transfer of any debt security made within 15 days of the date for any payment of principal of or interest on the debt security.

         If a physical debt security becomes mutilated, defaced, destroyed, lost or stolen, Chile may issue, and the fiscal agent will authenticate and deliver, a substitute debt security in replacement. In each case, the affected holder will be required to furnish to Chile, the fiscal agent and certain other specified parties an indemnity under which it will agree to pay Chile, the fiscal agent and certain other specified parties for any losses they may suffer relating to the debt security that was mutilated, defaced, destroyed, lost or stolen. Chile and the fiscal agent may also require that the applicant present other documents or proof. The affected holder will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Notices

         Chile will publish notices to the holders of debt securities in a leading newspaper having general circulation in London, currently expected to be the Financial Times. Chile will also publish notices to holders in a leading newspaper having general circulation in Luxembourg while any series of the debt securities remains listed on the Luxembourg Stock Exchange and the rules of that exchange so require. Chile expects that it will make such publications in the Luxemburger Wort. A notice will be deemed given on the date of its first publication.

         In addition to the above, Chile will mail notices to holders at their registered addresses. So long as DTC, or its nominee, is the registered holder of a global security or securities, each person owning a beneficial interest in the global security or securities must rely on the procedures of DTC to receive notices provided to DTC. Each person owning a beneficial interest in a global security or securities that is not a participant in DTC must rely on the procedures of the participant through which the person owns its interest to receive notices provided to DTC.

Further Issues of Debt Securities

         Without the consent of the holders, Chile may create and issue additional debt securities with the same terms and conditions as an outstanding series of debt securities (or the same except for the payment of interest scheduled on them and paid prior to the time of their issue). Chile may consolidate the additional debt securities to form a single series with an outstanding series of debt securities.

Limitation on Time for Claims

         Claims against Chile for the payment of principal or interest on the debt securities (including Additional Amounts) must be made within five years of the date on which the payment first became due.

                                    Warrants

         If Chile issues warrants, their specific terms will be provided in a prospectus supplement, and a warrant agreement or amendment to the fiscal agency agreement and form of warrant will be filed with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

         Chile may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement to be entered into between Chile and a bank or trust company, which may be the fiscal agent, as warrant agent. The prospectus supplement relating to the particular series of warrants will set forth:

          o    the initial offering price;

          o    the currency you must use to purchase the warrants;

          o the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

          o the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

          o    the exercise price or ratio;

          o the procedures of, and conditions to, exercise of the warrants; the date or dates on which you must exercise the warrants;

          o    whether and under what conditions Chile may cancel the warrants;

          o the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

          o the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

          o the form of the warrants (global or certificated and registered), whether they will be exchangeable for another form and, if registered, where they may be transferred and exchanged;

          o    the identity of the warranty agent;

          o    any special U.S. federal income tax considerations; and

          o    any other terms of the warrants.

         The warrants will be direct, unconditional and unsecured obligations of Chile and do not constitute indebtedness of Chile.

                                Global Securities

         DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Chile nor the fiscal agent will be responsible for DTC's, Euroclear's or Clearstream, Luxembourg's performance of their obligations under their rules and procedures. Additionally, neither Chile nor the fiscal agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

         Chile may issue the debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities.

         When Chile issues global securities, it will deposit the applicable security with a clearing system. The global security will be either registered in the name of, or held in bearer form by, the clearing system or its nominee or common depositary. Unless a global security is exchanged for physical securities, as discussed below under "Certificated Securities," it may not be transferred, except as a whole, among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear System and Clearstream Banking, societe anonyme (known as Clearstream, Luxembourg) in Europe.

         Clearing systems process the clearance and settlement of global securities for their direct participants. A "direct participant" is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An "indirect participant" is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold global securities through participants in any of these systems, subject to applicable securities laws.

         If you wish to purchase global securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase global securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant.

         When you hold securities in this manner, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Chile and the fiscal agent run only to the registered owner or bearer of the global security, which will be the clearing system or its nominee or common depositary. For example, once Chile and the fiscal agent make a payment to the registered holder or bearer of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Chile to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your global securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Chile or the fiscal agent.

         As an owner of securities represented by a global security, you will also be subject to the following restrictions:

          o you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under "--Certificated Securities";

          o you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

          o you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

          o clearing systems require that global securities be purchased and sold within their systems using same-day funds, for example by wire transfer.

Cross-Market Transfer, Clearance and Settlement

         The following description reflects Chile's understanding of the current rules and procedures of DTC, Euroclear and Clearstream Luxembourg relating to cross-market trades in global securities. These systems could change their rules and procedures at any time, and Chile takes no responsibility for their actions or the accuracy of this description.

         It is important for you to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

         When global securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary's account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day, European time, after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

         A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of global securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

         When global securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the global securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

                             Certificated Securities

         Chile will only issue securities in certificated form in exchange for interests in a global security if:

          o in the case of a global security deposited with or on behalf of a depositary, the depositary is unwilling or unable to continue as depositary or is ineligible to act as depositary, and Chile does not appoint a successor depositary within 90 days after the depositary notifies Chile or Chile becomes aware of this situation; or

          o an event of default with respect to the securities represented by a global security or securities has occurred and is continuing.

         In either of these cases, unless otherwise provided in the prospectus supplement for an offering, Chile and the fiscal agent will issue certificated securities:

          o    registered in the name of each holder;

          o    without interest coupons; and

          o    in the same authorized denominations as the global securities.

         The certificated securities will initially be registered in the names and denominations requested by the depositary. You may transfer or exchange registered certificated securities by presenting them at the corporate trust office of the fiscal agent. When you surrender a registered certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities. However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. Chile, the fiscal agent and any other agent of Chile may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

         If any registered certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent. Chile and the fiscal agent may require you to sign an indemnity under which you agree to pay Chile, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Chile and the fiscal agent may also require you to present other documents or proof.

         After you deliver these documents, if neither Chile nor the fiscal agent have notice that a bona fide purchaser has acquired the security you are exchanging, Chile will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

         If a security presented for replacement has become payable, Chile in its discretion may pay the amounts due on the security in lieu of issuing a new security.

                           Governing Law; Jurisdiction

         The fiscal agency agreement and any warrant agreement, as well as any debt securities or warrants issued thereunder, will be governed by and will be construed and interpreted according to the law of the State of New York.

         The debt securities and the fiscal agency agreement provide, and any warrants and warrant agreement will provide, that Chile will appoint and maintain at all times the person acting as or discharging the function of the Consul General of Chile in the City of New York, with an office on the date of this Prospectus at 866 United Nations Plaza, Suite 601, New York, New York 10017, as its process agent. Process may be served upon Chile's process agent in any judicial action or proceeding commenced by any security holder, the fiscal agent or warrant agent arising out of or relating to the securities, the fiscal agency or warrant agreement in any New York state or federal court sitting in the City of New York, in either case in the Borough of Manhattan, The City of New York, and any appellate court with jurisdiction over any of these courts.

         The process agent will receive on behalf of Chile and its property service of copies of the summons and complaint and any other process which may be served in any action or proceeding arising out of or based on the securities, the fiscal agency agreement or warrant agreement brought in any New York state or federal court sitting in the City of New York. Service may be made by delivering a copy of the process to Chile, at the address of the process agent, but may not be made by mail. In addition, Chile will authorize and direct the process agent to accept the service on its behalf.

         In addition, holders may serve legal process in any other manner permitted by law. The provisions described above do not limit the right of any holder to bring any action or proceeding against Chile or its property in the competent courts of other proper jurisdictions pursuant to applicable law.

         Chile is a foreign sovereign state. Consequently, it may be difficult for holders of the securities to obtain judgments from courts in the United States or elsewhere against Chile. Furthermore, it may be difficult for investors to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Chile. Chile has been advised by Alcaino, Rodriguez & Sahli, special Chilean counsel to Chile, that there is doubt as to the enforceability of liabilities predicated solely upon the U.S. federal securities laws in a suit brought in Chile and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

         To the extent that Chile may be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced by a holder, the fiscal agent, warrant agent or underwriters with respect to any securities, the fiscal agency agreement or any warrant agreement to claim for itself or its revenues or assets any immunity from suit, jurisdiction, attachment in aid of execution of a judgment or prior to a judgment, execution of a judgment or any other legal process with respect to its obligations under the securities, the fiscal agency agreement and any warrant agreement, and to the extent that in any jurisdiction there may be attributed to Chile this immunity (whether or not claimed) Chile will irrevocably agree not to claim and will irrevocably waive this immunity to the maximum extent permitted by law, except for actions arising out of or based on the U.S. federal securities laws or any state securities laws. However, Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is destined to diplomatic and consular missions and to the residence of the head of these missions or to military purposes, including any property which is property of a military character or under the control of a military authority or defense agency, or the rights and property of the Central Bank abroad, since this waiver is not permitted under the laws of Chile. Chile agrees that the waivers described in this provision are permitted under the United States Foreign Sovereign Immunities Act of 1976 and are intended to be irrevocable for purposes of this Act.

         Chile reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to any action brought against it under the U.S. federal securities laws or any U.S. state securities laws. In the absence of a waiver of immunity by Chile with respect to those actions, it would not be possible to obtain a U.S. judgment in an action brought against Chile under the U.S. federal securities laws or state securities laws unless a court were to determine that Chile is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to the action.

         A final judgment in any of the above actions or proceedings will be conclusive and may be enforced in other jurisdictions.

         Chile will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to any of the securities, the fiscal agency agreement, any warrant agreement, the posting of any bond or the furnishing, directly or indirectly, of any other security.

         A final judgment obtained against Chile for the payment of a fixed or readily calculable sum of money rendered by any New York State or federal court sitting in The City of New York having jurisdiction, under its laws over Chile in an action arising out of the fiscal agency agreement or the debt securities can be enforced against Chile in the courts of Chile without any retrial or re-examination of the merits of the original action:

          o    if the judgment is enforceable and final in the State of New
               York;

          o if service of process was made personally on Chile, or on an appropriate agent for service of process;

          o if Chile's public policy and certain basic principles of due process have been respected by the judgment, and the judgment does not affect in any way properties of the type referred above, which as a matter of Chilean law are subject exclusively to the jurisdiction of Chilean courts; and

          o if under comparable circumstances a United States of America court would enforce a comparable judgment of a Chilean court.

         Any treaty as to the enforcement of foreign judgments entered into in the future between Chile and The United States of America could supersede the foregoing.

         To enforce in Chile a judgment of a New York State or federal court sitting in The City of New York rendered in relation to any of the securities, the fiscal agency agreement or any warrant agreement, the judgment must be presented to the Supreme Court of Chile, in a form complying with the authentication requirements of Chilean law, including an official translation. The Supreme Court will conduct a hearing limited to enforcement and not the merits of the case.

                                    Taxation

The following discussion provides a general summary of some of the primary tax consequences of purchasing, owning or selling the debt securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities. Chile does not currently have a tax treaty with the United States.

Chilean Taxation

         The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the debt securities made by a "foreign holder." For this purpose, foreign holder means either: (i) in the case of an individual, a person who is neither a resident nor domiciled in Chile (for purposes of Chilean taxation, an individual holder is deemed a resident of Chile if he or she has remained in Chile for more than six months in one calendar year, or for more than six months in two consecutive calendar years); or (ii) in the case of a legal entity, a legal entity that is not domiciled in Chile even if organized under the laws of Chile, unless the debt securities are assigned to a branch, agent, representative or permanent establishment of an entity in Chile.

         Under Chile's income tax law, payments of interest made by Chile in respect of the debt securities to a foreign holder will be subject to a Chilean withholding tax assessed at a rate of 4.0% (the "Chilean Interest Withholding Tax").

         As described above, Chile has agreed, subject to specific exceptions and limitations, to pay to the securityholders Additional Amounts in respect of the Chilean Interest Withholding Tax in order that the interest the foreign holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by the foreign holder in the absence of the withholding. See "Description of the Securities--Debt Securities--Additional Amounts."

         Under existing Chilean law and regulations, a foreign holder will not be subject to any Chilean taxes in respect of payments of principal made by Chile with respect to the debt securities.

         The income tax law establishes that a foreign holder is subject to income tax on income from a Chilean source. For this purpose, income from a Chilean source means earnings from activities performed in Chile or from the sale or disposition of, or other transactions in connection with, assets or goods located in Chile. Capital gains realized on the sale or other disposition by a foreign holder of the debt securities generally will not be subject to any Chilean taxes provided that this sale or other disposition occur outside of Chile (except that any premium payable on redemption of the debt securities will be treated as interest and subject to the Chilean Interest Withholding Tax, as described above).

         A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless the debt securities held by a foreign holder are either (i) located in Chile at the time of the foreign holder's death or gift, or (ii) if the bonds are not located in Chile at the time of a foreign holder's death, if the debt securities were purchased or acquired with income obtained from Chilean sources. The issuance of the debt securities by Chile is exempt from Chilean stamp, registration or similar taxes.

United States Federal Taxation

         In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation. You are a United States person for U.S. federal income tax purposes if you are:

          o a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

          o a corporation, partnership or other entity organized under the laws of the United States or any political subdivision of the United States,

          o an estate, the income of which is subject to United States federal income taxation regardless of its source, or

          o a trust if (i) a United States court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions.

         If you are a United States person, the interest you receive on the debt securities (including Additional Amounts) will generally be subject to United States taxation and will be considered ordinary interest income. If you are a U.S. person, withholding tax levied by the government of Chile will be eligible:

          o    for deduction in computing your taxable income, or

          o at your election, for credit against your U.S. federal income tax liability, subject to generally applicable limitations and conditions.

         The availability of the deduction or, if you elect to have the foreign taxes credited against your U.S. federal income tax liability, the calculation of the foreign tax credit involves the application of rules that depend on your particular circumstances. You should consult with your own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

         Under current United States federal income tax law, if you are not a United States person, the interest payments (including any Additional Amounts) that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

         Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

          o you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

          o you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

         If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

          o your gain is effectively connected with your conduct of a trade or business in the United States, or

          o you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either
               (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

         The fiscal agent must file information returns with the United States Internal Revenue Service in connection with payments made to certain United States persons. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are a United States person, you generally will not be subject to a United States backup withholding tax on these payments or proceeds if you provide your taxpayer identification number to the fiscal agent. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

         A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

                              Plan of Distribution

General

         Chile may sell the securities in any of three ways.

          o    through underwriters or dealers;

          o    directly to one or more purchasers; or

          o    through agents.

         Each prospectus supplement will set forth, relating to an issuance of the Securities:

          o    the name or names of any underwriters or agents;

          o    the purchase price of the securities;

          o    the proceeds to Chile from the sale;

          o any underwriting discounts and other items constituting underwriters' compensation;

          o    any agents' commissions;

          o    any initial public offering price of the securities;

          o    any concessions allowed or reallowed or paid to dealers; and

          o    any securities exchanges on which such securities may be listed.

         If Chile uses underwriters or dealers in a sale, they will acquire the securities for their own accounts and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Chile may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

         Chile may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from Chile for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Chile in the ordinary course of business.

         Chile may not publicly offer or sell the securities in Chile unless it so specifies in the applicable prospectus supplement.

         Chile may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

         Chile may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

         Chile may offer the securities to holders of other securities of Chile as consideration for Chile's purchase or exchange of the other securities. Chile may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

         Chile will generally not register under the U.S. Securities Act of 1933 the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Chile cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Chile offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

          o    have not been and will not be registered under the Securities
               Act; and

          o may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

         Each underwriter or dealer will agree that:

          o it has not offered or sold, and will not offer or sell, any of these non-SEC-registered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

          o neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

                               Official Statements

         Information in this prospectus whose source is identified as a publication of Chile or one of its agencies or instrumentalities relies on the authority of the publication as a public official document of Chile. All other information in this prospectus and in the registration statement for the bonds that Chile has filed with the SEC is included as a public official statement made on the authority of Heinz P. Rudolph, the Director of International Finance of the Ministry of Finance of Chile.

                           Validity of the Securities

         The following persons, or other counsel specified in the relevant prospectus supplement, will give opinions regarding the validity of the securities:

          o    For Chile:

               o Cleary, Gottlieb, Steen & Hamilton, special New York counsel to Chile; and

               o    Alcaino, Rodriguez & Sahli, special Chilean counsel to
                    Chile.

          o    For the underwriters:

               o Shearman & Sterling, special New York counsel to the underwriters; and

               o Carey y Cia. Ltda., special Chilean counsel to the underwriters.

         As to all matters of Chilean law, Shearman & Sterling may rely upon the opinion of Carey y Cia. Ltda. and Cleary, Gottlieb, Steen & Hamilton may rely upon the opinion of Alcaino, Rodriguez & Sahli.

                            Authorized Representative

         The authorized representative of Chile in the United States of America is Jorge Valenzuela Jorquera, Financial Representative of the Ministry of Finance of Chile, whose address is 866 United Nations Plaza, Suite 601, New York, NY 10017.

                               General Information

Authorization

         The Executive Power of Chile will authorize each issuance of the securities by Supreme Decree. Chile will obtain all consents and authorizations necessary under Chilean law for the issuance of the securities and has obtained all consents and authorizations necessary for the execution of the fiscal agency agreement.

Litigation

         Except as described under "Republic of Chile -- Litigation," neither Chile nor the Ministry of Finance of Chile is involved in any litigation or arbitration proceeding which is material in the context of the issue of the securities. Chile is not aware of any similarly material litigation or arbitration proceeding that is pending or threatened.

Where You Can Find More Information

         Chile has filed a registration statement for the securities with the SEC under the U.S. Securities Act of 1933. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

         You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC's public reference room in Washington, D.C.

                           SEC Public Reference Room
                           Room 1024, Judiciary Plaza
                           450 Fifth Street, N.W.
                           Washington, D.C.  20549

         Please call the SEC at 1-800-SEC-0330 for further information.

         As long as any series of the debt securities or any warrants are listed on the Luxembourg Stock Exchange, you may receive free of charge copies of the following documents with respect to such securities on any business day at the offices of the paying agents in Luxembourg:

     o the amended and restated fiscal agency agreement incorporating the forms of the debt securities;

     o    the relevant warrant agreement;

     o    English translations of the relevant Supreme Decree; and

     o    copies of the most recent annual economic report of Chile.



                                        Tables and Supplemental Information

                        External Medium- and Long-Term Direct Debt of the Central Government(1)
                                          Direct Debt of the Government

                                                                                                   Principal Amount
                                                                                                  Outstanding as of
                                                                                                  December 31, 2001
 Currency of Borrowing                Interest Rate         Year Issued      Year of Maturity    (millions of units)
 ---------------------                -------------         -----------      ----------------    -------------------
United States Dollars                  Libor+0.8125            1984                2005                  0.0
United States Dollars                      8.50                1977                2002                  0.0
United States Dollars                  Libor+0.8125            1984                2005                  0.1
United States Dollars                      6.29                 N/A                 N/A                  0.1
United States Dollars                      1.25                1993                2024                  0.1
United States Dollars                      4.00                1984                2011                  0.2
United States Dollars                      2.00                1964                2006                  0.3
United States Dollars                      0.75                1964                2005                  0.3
United States Dollars                      6.29                2001                2026                  0.3
United States Dollars                      4.01                 N/A                 N/A                  0.3
United States Dollars                      7.50                1978                2008                  0.4
United States Dollars                      2.50                1965                2006                  0.5
United States Dollars                      6.29                2001                2026                  0.5
United States Dollars                      2.00                1964                2004                  0.9
United States Dollars                      4.00                1986                2006                  0.9
United States Dollars                      3.28                1992                2010                  1.0
United States Dollars                      0.00                1998                2003                  1.3
United States Dollars                      2.00                1977                2007                  1.3
United States Dollars                      2.00                1976                2006                  1.4
United States Dollars                      4.00                1986                2011                  1.5
United States Dollars                      4.00                1978                2006                  1.6
United States Dollars                      0.75                1963                2003                  1.7
United States Dollars                  Libor+0.8125            1986                2005                  2.6
United States Dollars                      2.50                1967                2008                  2.6
United States Dollars                      4.25                1999                2014                  2.8
United States Dollars                      2.00                1976                2006                  2.9
United States Dollars                      3.28                1993                2010                  3.2
United States Dollars                      0.50                1994                2027                  3.2
United States Dollars                      2.50                1968                2009                  3.8
United States Dollars                  Libor+0.8125            1984                2005                  3.9
United States Dollars                      2.00                1964                2004                  4.5
United States Dollars                      4.25                1999                2014                  4.5
United States Dollars                      2.50                1967                2008                  6.2
United States Dollars                      0.75                1961                2012                  6.5
United States Dollars                  Libor+0.8125            1986                2005                  8.3
United States Dollars                      0.50                1994                2028                  9.1
United States Dollars                     Libor                1977                2005                  9.7
United States Dollars                     Libor                1994                2024                 10.0
United States Dollars                      6.72                1993                2007                 11.1
United States Dollars                      4.01                1996                2010                 12.6
United States Dollars                      2.50                1992                2002                 13.3
United States Dollars                  Libor+0.8125            1984                2005                 14.9
United States Dollars                      0.15                1995                2038                 15.0
United States Dollars                      3.28                1992                2009                 15.3
United States Dollars                      1.75                1992                2016                 15.3
United States Dollars                      6.29                2001                2021                 16.3
United States Dollars                      4.01                1995                2010                 20.7
United States Dollars                     Libor                1996                2017                 26.0
United States Dollars                      8.59                1989                2006                 26.3
United States Dollars                      8.59                1989                2006                 75.5
United States Dollars                      8.59                1989                2006                 73.5
United States Dollars                      8.59                1991                2008                 66.8
United States Dollars                      8.59                1991                2008                  8.7
United States Dollars                      8.59                1992                2009                 13.7
United States Dollars                      8.59                1992                2008                 16.1
United States Dollars                      8.59                1992                2009                 34.1
United States Dollars                      8.59                1992                2009                 41.3
United States Dollars                      8.59                1993                2010                  5.2
United States Dollars                      8.59                1992                2010                  6.5
United States Dollars                      8.59                1994                2011                  3.9
United States Dollars                      3.28                1994                2011                  3.0
United States Dollars                      8.59                1995                2010                 36.2
United States Dollars                      8.76                1987                2004                 55.0
United States Dollars                      8.59                1989                2006                 31.6
United States Dollars                      8.59                1990                2007                 40.9
United States Dollars                      4.25                1999                2011                 44.4
United States Dollars                      6.29                2001                2026                 51.5
United States Dollars                      3.28                1995                2010                 57.0
United States Dollars                      0.96                1993                2027                 60.5
United States Dollars                      7.03                1999                2011                139.6
United States Dollars                      6.88                1999                2009                500.0
United States Dollars                      6.93                2001                2012                650.0
                                                                                                -----------------
     Total...............                                                                        USD 2,300.2
                                                                                                -----------------
Japanese Yen                           Libor+0.8125            1986                2005                 27.9
Japanese Yen                           Libor+0.8125            1986                2005                 34.9
Japanese Yen                           Libor+0.8125            1986                2005                223.6
Japanese Yen                           Libor+0.8125            1986                2005                279.5
Japanese Yen                           Libor+0.8125            1986                2005                 83.8
Japanese Yen                           Libor+0.8125            1986                2005                104.8
Japanese Yen                           Libor+0.8125            1986                2005                111.8
Japanese Yen                           Libor+0.8125            1986                2005                139.7
Japanese Yen                           Libor+0.8125            1986                2005                433.7
Japanese Yen                           Libor+0.8125            1986                2005                148.2
Japanese Yen                           Libor+0.8125            1986                2005                938.5
Japanese Yen                           Libor+0.8125            1986                2005                214.5
Japanese Yen                               6.90                1990                2014              8,618.5
Japanese Yen                               7.50                1978                2008                149.3
Japanese Yen                               2.00                1976                2006                 75.8
Japanese Yen                               5.50                1988                2006              4,838.4
                                                                                                -----------------
                                                                                                 JPY16,423.0
                                                                                                -----------------

Deutsche Mark                          Libor+0.8125            1984                2005                  0.4
Deutsche Mark                          Libor+0.8125            1986                2005                  2.5
Deutsche Mark                          Libor+0.8125            1986                2005                  2.9
Deutsche Mark                              6.93                2001                2011                  8.9
Deutsche Mark                              2.00                1975                2005                  3.6
Deutsche Mark                              2.00                1993                2023                 15.9
Deutsche Mark                              2.00                1994                2022                 15.0
Deutsche Mark                              2.00                1991                2021                 29.0
Deutsche Mark                              2.00                1993                2023                 24.7
Deutsche Mark                              2.00                1996                2026                 25.0
                                                                                                -----------------
                                                                                                 DEM   127.9
                                                                                                -----------------

Canadian Dollar                            2.00                1976                2006                  0.2
Canadian Dollar                            2.00                1976                2006                  0.0
Canadian Dollar                            2.00                1977                2007                  0.4
Canadian Dollar                          LB+1.25               1967                2017                  1.5
                                                                                                -----------------
                                                                                                 CAD     2.1
                                                                                                -----------------

EURO                                    Libor+0.8125           1986                2005                  0.1
                                                                                                -----------------
                                                                                                EUR      0.1
                                                                                                -----------------

Special Drawing Rights, IMF               6,5                  1995                2012                  2.3
                                                                                                -----------------
                                                                                                 SDR     2.3
                                                                                                -----------------

Netherlands Guilders-Units                7.50                 1978                2008                  1.1
                                                                                                -----------------
                                                                                                 NLG     1.1
                                                                                                -----------------

French Francs                          Libor+0.8125            1986                2005                  1.7
French Francs                          Libor+0.8125            1986                2005                 13.8
French Francs                          Libor+0.8125            1986                2005                  1.8
French Francs                          Libor+0.8125            1986                2005                  1.2
French Francs                              2.00                1990                2022                 21.4
French Francs                              2.00                1977                2007                  0.3
French Francs                             10.55                1990                2002                  0.2
French Francs                             10.55                1990                2002                  0.0
French Francs                             10.55                1990                2002                  0.1
French Francs                             10.00                1990                2003                  2.0
                                                                                                -----------------
                                                                                                 FRF    42.5
                                                                                                -----------------

Swiss Francs                           Libor+0.8125            1984                2005                  0.4
Swiss Francs                           Libor+0.8125            1986                2005                  0.2
Swiss Francs                               7.50                1978                2008                  1.2
Swiss Francs                              7.375                1990                2004                  0.1
Swiss Francs                               6.00                1990                2004                  0.1
Swiss Francs                               5.38                1990                2004                  1.4
Swiss Francs                               5.50                1990                2004                  0.1
Swiss Francs                               5.63                1990                2004                  0.2
Swiss Francs                               5.75                1990                2004                  0.0
Swiss Francs                               6.25                1990                2004                  1.4
Swiss Francs                               5.25                1990                2004                  0.1
Swiss Francs                               4.88                1990                2004                  0.1
Swiss Francs                               6.50                1990                2004                  0.0
Swiss Francs                               5.13                1990                2004                  0.1
                                                                                                -----------------
                                                                                                 CHF     5.5
                                                                                                -----------------

Pounds Sterling                        Libor+0.8125            1986                2005                  1.4
Pounds Sterling                        Libor+0.8125            1986                2005                  1.2
                                                                                                -----------------
                                                                                                 GBP     2.6
                                                                                                -----------------

Italian Lire                               2.00                1976                2006                182.7
Italian Lire                               2.00                1977                2007                 73.1
                                                                                                -----------------
                                                                                                 ITL   255.7
                                                                                                -----------------

Units of Account, IDB                      6.29                1991                2011                 98.1
Units of Account, IDB                      6.29                1991                2016                 62.7
Units of Account, IDB                      6.29                1991                2012                  9.5
Units of Account, IDB                      6.29                1992                2012                 15.6
Units of Account, IDB                      6.29                1994                2019                 25.1
Units of Account, IDB                      6.29                1995                2020                 94.7
Units of Account, IDB                      7.59                1984                2011                  0.4
Units of Account, IDB                      7.16                1990                2007                208.7
Units of Account, IDB                      6.29                1992                2012                  1.6
                                                                                                -----------------
                                                                                                 UA    516.4
                                                                                                -----------------

Swedish Kroner                            0.75                 1972                1922                 10.3
                                                                                                -----------------
                                                                                                 SEK    10.3
                                                                                                -----------------

Total external debt of the central government(2)................                                 USD 2,865.0

--------------------
(1)    Includes Universidad de Santiago.
(2) Amounts expressed in US dollars at the rate announced by the Central Bank on December 31, 2000.



                                       TABLES AND SUPPLEMENTAL INFORMATION

                        External Guaranteed Medium- and Long-Term Debt of State Entities
                                       Indirect Debt of the Government

                                                                                                           Principal Amount
                                                                                                           Outstanding as of
                          Currency of                                                                      December 31, 2001
       Debtor              Borrowing          Interest Rate          Year Issued      Year of Maturity   (in millions of US$)
       ------              ---------          -------------          -----------      ----------------   --------------------
Corfo                        US$                  7.13%                 1990               2008                   9.3
Corfo                        US$             Libor + 0.8125%            1983               2005                   7.9
Corfo                        DM              Libor + 0.8125%            1983               2005                   0.1
Corfo                        GBP             Libor + 0.8125%            1983               2005                   1.9
Corfo                        CAD             Libor + 0.8125%            1983               2005                   0.2
Corfo                        CHF             Libor + 0.8125%            1983               2005                   0.0
Corfo                        US$             Libor + 0.8125%            1983               2005                   8.8
Corfo                        DM              Libor + 0.8125%            1983               2005                   2.3
Corfo                        GBP             Libor + 0.8125%            1983               2005                   0.7
Corfo                        ECU             Libor + 0.8125%            1983               2005                   0.3
Corfo                        US$             Libor + 0.8125%            1983               2005                  42.4
Corfo                        DM              Libor + 0.8125%            1983               2005                   1.2
Corfo                        ITL             Libor + 0.8125%            1983               2005                   1.2
Corfo                        YEN             Libor + 0.8125%            1983               2005                   5.3
Corfo                        US$             Libor + 0.8125%            1983               2005                  47.5
Corfo                        CAD             Libor + 0.8125%            1983               2005                   0.4
Corfo                        YEN             Libor + 0.8125%            1983               2005                  11.4
Corfo                        ECU             Libor + 0.8125%            1983               2005                   0.2
Corfo                        US$              Libor + 7.75%             1962               2002                   1.2
Corfo                        US$              Libor + 2.00%             1965               2006                   0.5
Efe                          YEN                  3.00%                 1992               2017                  52.7
Enap                         US$             Libor + 0.8125%            1983               2005                   2.5
Enap                         DM              Libor + 0.8125%            1983               2005                   1.6
Enap                         YEN             Libor + 0.8125%            1983               2005                   0.1
Enap                         CAD             Libor + 0.8125%            1983               2005                   0.1
Enap                         US$             Libor + 0.8125%            1983               2005                   8.4
Enap                         US$             Libor + 0.8125%            1983               2005                  18.6
Enami                        US$             Libor + 0.8125%            1983               2005                   1.6
Enami                        YEN             Libor + 0.8125%            1983               2005                 222.1
Enami                        US$             Libor + 0.8125%            1983               2005                   4.1
Enami                        YEN             Libor + 0.8125%            1983               2005                  89.2
Metro S.A.                   US$                  6.51%                 1996               2007                  24.0
Metro S.A.                   US$                  6.61%               1993-1994         2006-2007                33.0
Metro S.A.                   US$                  6.63%                 1996               2007                   0.6
Metro S.A.                   US$                  6.67%                 1995               2002                   0.1
Metro S.A.                   US$                  6.89%                 1995               2002                   0.1
Metro S.A.                   US$                  6.95%                 1995               2006                   0.2
Metro S.A.                   US$                  7.28%                 1995               2006                   0.5
Metro S.A.                   US$                  7.48%                 1997               2007                   0.3
Metro S.A.                   US$                  8.06%                 1995               2007                   6.3
Metro S.A.                   US$                  8.44%                 1995            2006-2007                 1.6
Metro S.A.                   US$                  8.80%                 1995               2007                   6.2
Metro S.A.                   US$                  8.58%                 1995               2007                   4.5
Metro S.A.                   US$                  8.83%                 1995               2007                   3.2
Metro S.A.                   US$              Libor + 0.35%             1998               2006                   3.0
Metro S.A.                   US$              Libor + 0.40%             2000               2013                  23.4
Metro S.A.                   US$              Libor + 0.95%             1998               2010                   8.3
   Total........                                                                                            US$ 659.1


                                                  TABLES AND SUPPLEMENTAL INFORMATION

                              External Medium- and Long-Term Debt of the Private Sector Guaranteed by the
                                           Central Government Indirect Debt of the Government


                                                                                                            Principal Amount
                                                                                                            Outstanding as of
                               Currency of                                                   Year of        December 31, 2001
         Debtor                 Borrowing            Interest Rate          Year Issued     Maturity      (in millions of US$)
         ------                 ---------            -------------          -----------     --------      --------------------
Banco Bhif                        US$               Libor + 0.8125%            1983          2005                  0.1
Banco Bhif                        US$               Libor + 0.8125%            1983          2005                  0.4
Banco Bhif                        US$               Libor + 0.8125%            1983          2005                  0.1
Corpbanca                         US$               Libor + 0.8125%            1983          2005                  1.2
Corpbanca                         DM                Libor + 0.8125%            1983          2005                  1.5
Corpbanca                         US$               Libor + 0.8125%            1983          2005                  1.9
Corpbanca                         DM                Libor + 0.8125%            1983          2005                  0.3
Corpbanca                         ITL               Libor + 0.8125%            1983          2005                  0.3
Corpbanca                         US$               Libor + 0.8125%            1983          2005                  0.6
Endesa                       Pool Unit (1)              5.32%(2)               1987          2004                  4.6
Endesa                            US$               Libor + 0.8125%            1986          2005                 36.0
Endesa                            YEN               Libor + 0.8125%            1986          2005                  2.4
Endesa                            ITL               Libor + 0.8125%            1986          2005                  0.6
Endesa                            GBP               Libor + 0.8125%            1986          2005                  2.2
Endesa                            US$               Libor + 0.8125%            1986          2005                  2.4
                          Cost of Qualified
Esval                             US$             Borrowing + 0.5 %(3)         1991          2008                 14.6
                          Cost of Qualified
Esval                             US$             Borrowing + 0.5%(3)          1986          2001                  0.0
     Total..........                                                                                          US$ 69.1

------------------------
(1) Currency pool set by the World Bank.
(2) Interest rate set by World Bank
(3) Lending rate applicable to the United States Dollar Single Currency Pools
    (SCPs)


                                            TABLES AND SUPPLEMENTAL INFORMATION

                         External Debt of State Entities without Guarantee by the Central Government


                                                                                                     Principal Amount
                                                                                                     Outstanding as of
                                                                                   Year of           December 31, 2001
       Debtor                    Interest Rate               Year Issued          Maturity        (in millions of US$)(1)
       ------                    -------------               -----------          --------        -----------------------
Codelco                         Libor + 0.30%                   1998            2001 - 2003       US$     225.0
Codelco                             7.375%                      1999                2009                  300.0
Codelco                    Libor + 0.225% - + 0.60%          1996 - 2001        2001 - 2005               500.0
Enap                       Libor + 0.225% - + 0.75%           1997-2001          2002-2006                522.4
Enami                           Libor + 0.800%                  2001                2005                  150.0
Enami                           Libor + 1.325%                  1997                2003                   70.0
Enami                           Libor + 0.650%                  2001                2008                    7.5
Enami                           Libor + 1.625%                  2001                2008                   11.3
Enami                           Libor + 0.750%                  1998                2004                    5.4
Other(2)                           various                     various            various                 131.6
     Total.........                                                                                US$  1,923.2
                                                                                                   ============


(1) Preliminary
(2) Includes debt of Banco Estado and the Central Bank, among others.

                Internal Medium- and Long-Term Debt of the Central Government(1)


                                                                                       Principal Amount
                                                                                       Outstanding as of
                                                                                       December 31, 2001
              Title                  Interest Rate            Year of Maturity     (in millions of pesos)(1)
  --------------------             -------------            ----------------     -------------------------
Treasury notes                        4%-6%                      2002                 Ps.          44
Treasury bills                         3%                        2002                             776.3
Debt of Corfo                     floating rate                  2004                           4,329.3
     Total.................                                                           Ps.       5,149.6
                                                                                      =================

(1) Does not include borrowings among public sector entities.

                       TABLES AND SUPPLEMENTAL INFORMATION

               Internal Medium- and Long-Term Debt of Central Bank

                                                                                                         Principal Amount
                                                                                   Amortization or       Outstanding as of
                                                        Interest       Year of       Sinking Fund      December 31, 2001 (in
                      Title                               Rate        Maturity        Provision         millions of pesos)
     -----------------------------                       -----        --------        ---------         ------------------
Notes with coupons (PRC) (1)..................           various       various           none             5,568,907.1
Peso readjusted notes (PRBC) (1)..............           various       various           none               292,727.9
Discountable peso notes (PDBC)................           various       various           none             2,772,000.0
Readjustable Coupon Notes (CERO) denominated in
Unidades de Fomento (UF)......................           various       various           none             1,595,319.2
Peso-denominated readjusted dollar notes (PRD)           various       various           none             2,548,247.0
Notes denominated in UF (1)...................           various       various           none               479,205.9
Commercial paper..............................           various       various           none               151,181.7
Floating rate notes (PTF) (2).................           various       various           none                19,159.3
Readjustable Coupon Notes (CERO) in dollars...           various       various           none               578,627.5
Dollar denominated certificates of deposit....           various       various           none                 4,067.2
Differential exchange notes...................           various       various           none                    21.6
Chapter XIX Recognition Debt Title............           various       various           none                     0.0
      Total...................................                                                           14,009,464.4
                                                                                                       ==============
--------------
(1) Commercial paper "per" external debt redenomination.
(2) Adjusted for inflation.


                       TABLES AND SUPPLEMENTAL INFORMATION

        Internal Medium- and Long-Term Debt of the Chilean Public Sector

                                                                                              Principal Amount
                                                                        Amortization or       Outstanding as of
                                                                         Sinking Fund       December 31, 2001 (in
             Title                    Interest Rate  Year of Maturity      Provision         millions of pesos)
 -------------------------            -------------  ----------------      ---------         ------------------
Public Sector Entities..........         various         various             None                Ps.405,392.4
Subsidiaries of Corfo...........         various         various             None                   301,107.9
                                                                                                -------------
      Total ....................                                                                 Ps.706,500.3
                                                                                                =============


                                Republic of Chile

                          Debt Securities and Warrants









            --------------------------------------------------------
                                   PROSPECTUS
            --------------------------------------------------------













                                 January , 2001




================================================================================

                                     PART II

                     (Required by Items (11), (13) and (14)
                              of Schedule B) of the
                            Securities Act of 1933.)

           1. The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee.................................................    US$184,000
Listing fees and expenses........................................        10,000
Printing and engraving expenses..................................        50,000
Rating Agency Fees...............................................       100,000
Fiscal Agent fees and expenses...................................        10,000
Legal fees and expenses..........................................       225,000
Other............................................................        30,000
           Total(1)..............................................    US$609,000
                                                                     ==========

(1) A portion of the expenses may be paid by the underwriters.


                     2. The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with any offering of Debt Securities or Warrants under this registration statement, and to furnish copies of the Supreme Decree issued by the President and the Minister of Finance of Chile authorizing each issue of Debt Securities or Warrants offered under this registration statement, and any other Chilean governmental approvals required in connection with such issue, in post-effective amendments to this registration statement, in each case together with translations of the same into the English language.



                                  UNDERTAKINGS

           The Registrant hereby undertakes:

           (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                     (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

                     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

           (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement, relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                                    CONTENTS

           This Registration Statement comprises:

           (1) The facing sheet.

           (2) The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

           (3) Part I consisting of the Prospectus.

           (4) Part II consisting of pages II-1 to II-5.

           (5) The following exhibits:

                     A. Form of Underwriting Agreement (incorporated by reference to registration statement no. 333-13974 of the registrant, as filed with the Securities and Exchange Commission on October 1, 2001).

                     B. Form of Fiscal Agency Agreement, including form of certain Debt Securities. (incorporated by reference to registration statement no. 333-13974 of the registrant, as filed with the Securities and Exchange Commission on October 1, 2001).

                     C.        Form of Warrant Agreement.*

                     D.        Form of Warrant.*

                     E. Opinion of Alcaino, Rodriguez y Sahli, special Chilean counsel to Chile, with respect to the legality of the securities.

                     F. Opinion of Cleary, Gottlieb, Steen & Hamilton, special New York Counsel to Chile, with respect to the legality of the securities.

                     G. Consent of Heinz P. Rudolph, Director of International Finance, Ministry of Finance, Republic of Chile (included on page II-4).

                     H. Consent of Alcaino, Rodriguez y Sahli (included in Exhibit E).

                     I. Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit F).
                     -----------
                     * To be filed by post-effective amendment to this Registration Statement.

                                    SIGNATURE

           Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Chile, has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile on the 6th day of January, 2003.




                    By:         /s/ Heinz P. Rudolph
                                ------------------------------------------------
                                Heinz P. Rudolph,*
                                Director of International Finance Ministry of Finance
                                Republic of Chile


--------

* Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to have been supplied by him and stated on his authority.



                     SIGNATURE OF AUTHORIZED REPRESENTATIVE

           Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment thereto in the City of New York, New York, on the 6th day of January, 2003.




                    By:         /s/ Jorge Valenzuela Jorquera
                               -------------------------------------------------
                               Jorge Valenzuela Jorquera
                               General Consul of the
                               Republic of Chile

                                  EXHIBIT INDEX


----------------- ----------------------------------------------------------------- ----------------------------------
    Exhibit                                                                         Page No.
----------------- ----------------------------------------------------------------- ----------------------------------
       A.         Form of Underwriting Agreement*
----------------- ----------------------------------------------------------------- ----------------------------------
       B.         Form of Fiscal Agency Agreement, including form of certain
                  Debt Securities*
----------------- ----------------------------------------------------------------- ----------------------------------
       C.         Form of Warrant Agreement**
----------------- ----------------------------------------------------------------- ----------------------------------
       D.         Form of Warrant**
----------------- ----------------------------------------------------------------- ----------------------------------
       E.         Opinion of Alcaino, Rodriguez y Sahli, special Chilean counsel to Chile, with respect to the legality of the securities
----------------- ----------------------------------------------------------------- ----------------------------------
       F.         Opinion of Cleary, Gottlieb, Steen & Hamilton, special New
                  York Counsel to Chile, with respect to the legality of the securities
----------------- ----------------------------------------------------------------- ----------------------------------
       G.         Consent of Heinz P. Rudolph, Director of International
                  Finance, Ministry of Finance, Republic of Chile (included on page II-4)
----------------- ----------------------------------------------------------------- ----------------------------------
       H.         Consent of Alcaino, Rodriguez y Sahli (included in Exhibit E)
----------------- ----------------------------------------------------------------- ----------------------------------
       I.         Consent of Cleary, Gottlieb, Steen & Hamilton (included in
                  Exhibit F)
----------------- ----------------------------------------------------------------- ----------------------------------


--------

     * Incorporated by reference to registration statement no. 333-13974 of the registrant, as filed with the Securities and Exchange Commission on October 1, 2001.

     ** To be filed by post-effective amendment to this Registration Statement.

                                                                       Exhibit E
                                                                       ---------

                                                             January 6, 2003




                                                Writer's Direct Telephone Number
                                                                  +56 2 380 8101

                                                         Writer's E-Mail Address
                                                                alcainod@arys.cl



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
United States of America


                  Re.:     Republic of Chile - Registration Statement.
                           -------------------------------------------


Ladies and Gentlemen:

                  In our capacity as special Chilean counsel to the Republic of Chile (the "Republic"), and in connection with the Registration Statement under Schedule B of the United States Securities Act of 1933, as amended (the "Securities Act"), filed by the Republic with the United States Securities and Exchange Commission (the "Commission") filed on even date herewith (the "Registration Statement"), pursuant to which the Republic proposes to issue and sell from time to time up to an aggregate US$ 2,000,000,000 of its debt securities (the "Debt Securities") and warrants to purchase Debt Securities, we have reviewed the following:

                  (a)     the Registration Statement;

                  (b) an executed copy of the Amended and Restated Fiscal Agency Agreement (as so amended, from time to time, the "Fiscal Agency Agreement") dated as of October 16, 2001 among the Republic and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Fiscal Agent, the form of which was filed as an exhibit to the Registration Statement;

                  (c) the forms of Debt Securities included as exhibits to the Registration Statement;

                  (d) all the relevant provisions of the Constitucion Politica de la Republica de Chile (the Constitution of the Republic) dated 1980, as amended (the "Constitution") and all relevant laws and orders of the Republic, including but not limited to the following (transcriptions of which are attached hereto - Texts in Spanish language have been translated into English in parallel):

                              (i) Article 32 number 8, and Article 60 number 7 of the Constitution;

                              (ii)      Article 3 of Law No. 19,842;

                              (iii) Articles 45, 46 and 47 of the Decree Law No. 1,263; and

                              (iv)      Decree Law No. 2,349; and

                  (e) all such other documents, instruments and rules as we have deemed necessary as a basis for the opinion hereinafter expressed.

                  It is our opinion that under and with respect to the present Chilean law, the Debt Securities, when (A) executed and delivered by (i) a duly authorized representative acting on behalf of the Republic and (ii) the Tesorero General de la Republica (Treasurer General of the Republic), and (B) duly authenticated ("refrendados") by the Contralor General de la Republica (Comptroller General of the Republic) and further authenticated pursuant to the Fiscal Agency Agreement, will constitute valid and legally binding obligations of the Republic; provided that each specific issue of Debt Securities to be made by the Republic shall require the prior promulgation of a Supreme Decree issued by the President of the Republic and the Finance Minister of the Republic (Ministro de Hacienda) specifically authorizing the incurrence of further indebtedness by the Republic by means of the Debt Securities issuance.

                  We hereby consent to the filing of this opinion as an exhibit to the Republic's Registration Statement, filed on even date herewith, and to the reference to our name under the caption "Validity of the Securities". In giving such consent, we do not thereby admit that we are experts with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term "expert" as used in the Securities Act, or the rules and regulations of the Commission issued thereunder.


                  Very truly yours,


                                    /s/ Alfredo Alcaino
                                    ----------------------------
                                    ALCAINO | RODRIGUEZ | SAHLI
                                    Alfredo Alcaino, a partner

                             CONSTITUCION POLITICA
                            DE LA REPUBLICA DE CHILE


                                     [omitido]

Articulo 32.- Son atribuciones especiales del Presidente de la Republica:

                                    [omitido]

8.- Ejercer la potestad reglamentaria en todas aquellas materias que no sean propias del dominio legal, sin perjuicio de la facultad de dictar los demas reglamentos, decretos e instrucciones que crea convenientes para la ejecucion de las leyes;

                                    [omitido]

Articulo 60.- Solo son materias de ley:

                                    [omitido]

7) Las que autoricen al Estado, a sus organismos y a las municipalidades, para contratar emprestitos, los que deberan estar destinados a financiar proyectos especificos. La ley debera indicar las fuentes de recursos con cargo a los cuales deba hacerse el servicio de la deuda. Sin embargo, se requerira de una ley de quorum calificado para autorizar la contratacion de aquellos emprestitos cuyo vencimiento exceda del termino de duracion del respectivo periodo presidencial.

Lo dispuesto en este numero no se aplicara al Banco Central.

                                    [omitido]

                                  LEY N 19.842
             APRUEBA LEY DE PRESUPUESTOS DEL SECTOR PUBLICO PARA EL
                                    ANO 2003

                                    [omitido]

                       II.- DISPOSICIONES COMPLEMENTARIAS

Articulo 3.- Autorizase al Presidente de la Republica para contraer obligaciones, en el pais o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$ 1.325.641 miles que, por concepto de endeudamiento, se incluye en el Calculo de Ingresos Generales de la Nacion.

Autorizasele, ademas, para contraer obligaciones, en el pais o en el exterior, hasta por la cantidad de US$ 174.359 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este articulo podran emitirse y colocarse bonos y otros documentos en moneda nacional o extranjera, los cuales podran llevar impresa la firma del Tesorero General de la Republica.

La parte de [la] (sic) obligaciones contraidas en virtud de esta autorizacion que sea amortizada del dentro del ejercicio presupuestario 2003 y aquellas que se contraigan para efectuar pago anticipado de deudas constituidas en ejercicios anteriores, conviniendose a plazos iguales o inferiores al promedio que reste para el servicio de las deudas que se extinguiran, deducidas las amortizaciones incluidas en esta ley para el ano 2003, no seran consideradas en el computo del margen de endeudamiento fijado en los incisos anteriores.

La autorizacion que se otorga al Presidente de la Republica sera ejercida mediante decretos supremos expedidos a traves del Ministerio de Hacienda, en los cuales se identificara el destino especifico de las obligaciones por contraer, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copia de estos decretos seran enviados a las Comisiones de Hacienda del Senado y de la Camara de Diputados dentro de los diez dias siguientes al de su total tramitacion.

En los decretos que se expidan conforme al inciso anterior, podra incluirse la facultad de celebrar contratos de canje de tasas de interes y de monedas respecto de las obligaciones que autoricen, en los terminos que se establezcan en los respectivos decretos o en los que se dicten de igual forma al efecto.

                                    [omitido]

                          DECRETO LEY ORGANICO N 1.263
                     DE ADMINISTRACION FINANCIERA DEL ESTADO

Vistos: lo dispuesto en los decretos leyes 1 y 128, de 1973, y 527, de 1974, la Junta de Gobierno de la Republica de Chile ha acordado dictar el siguiente


Decreto ley:

                                    [omitido]

ARTICULO 45 En las obligaciones que contraiga el Fisco, el Tesorero General de la Republica debera suscribir los titulos de creditos fiscales.


           Los titulos referidos que deban firmarse en el exterior, podran ser suscritos por el funcionario que designe el Presidente de la Republica, en reemplazo del Tesorero General.

ARTICULO 46 El Contralor General de la Republica refrendara todos los documentos de deuda publica que se emitan.

           Ningun documento de deuda publica sera valido sin la refrendacion del Contralor General de la Republica o de otro funcionario o institucion que, a propuesta de el, designe el Ejecutivo.

           La Contraloria General de la Republica llevara la contabilizacion de toda la deuda publica.

ARTICULO 47 El Estado puede colocar los titulos de la deuda publica en el mercado de capitales directamente, por medio de la Tesoreria General de la Republica, o en forma indirecta, mediante la colocacion a traves de agentes o consorcios financieros nacionales o extranjeros tales como bancos comerciales, bolsas de comercio u otras.

           Podra establecerse el pago de una comision por la colocacion de estos titulos.


                                    [omitido]

                               DECRETO LEY N 2.349
                ESTABLECE NORMAS SOBRE CONTRATOS INTERNACIONALES
                             PARA EL SECTOR PUBLICO


Visto: lo dispuesto en los decretos leyes Ns. 1 y 128, de 1973; 527, de 1974; 991, de 1976, y

Considerando:

1- Que constituye una practica comercial generalizada, cuya aplicacion alcanza a nuestro pais, que en los contratos internacionales relativos a negocios y operaciones de caracter patrimonial que el Estado o sus organismos, instituciones y empresas celebran con organismos, instituciones o empresas internacionales o extranjeras, cuyo centro principal de negocios se encuentra en el exterior, se inserten estipulaciones en virtud de las cuales se les sujeta a determinada legislacion extranjera, se sometan las controversias que de ellos pudieran derivarse al conocimiento de tribunales extranjeros, sean ordinarios o arbitrales, se pacte domicilio especial fuera del pais y se establezcan mecanismos para configurar la relacion procesal.

2- Que, dentro del sistema juridico chileno, tales estipulaciones son licitas y en esta virtud tienen frecuente aplicacion en los contratos celebrados entre particulares, siendo de advertir, ademas, que ellas estan consagradas en el Codigo de Derecho Internacional Privado aprobado en la Sexta Conferencia Internacional Americana, el que rige en nuestro pais desde 1934.

3- Que, sin perjuicio de la plena vigencia de las normas en cuya virtud los particulares pueden ejercer la libertad de estipulacion, resulta de toda conveniencia regular en nuestro ordenamiento legal, con respecto al sector publico, determinadas cuestiones de la indole precedentemente considerada, precisando el ambito de aplicacion de tales estipulaciones y sus efectos.

Asimismo, se hace necesario modificar algunas normas existentes, a fin de armonizarlas con dicha regulacion.

La Junta de Gobierno de la Republica de Chile ha acordado dictar el siguiente,

Decreto ley:

Articulo 1.- Declarense validos los pactos destinados a sujetar al derecho extranjero los contratos internacionales, cuyo objeto principal diga relacion con negocios u operaciones de caracter economico o financiero, celebrados o que se celebren por organismos, instituciones o empresas internacionales o extranjeras que tengan el centro principal de sus negocios en el extranjero, con el Estado de Chile o sus organismos, instituciones o empresas.

Son igualmente validas las estipulaciones por las cuales se haya sometido o se sometan diferendos derivados de tales contratos a la jurisdiccion de tribunales extranjeros, incluyendo tribunales arbitrales previstos en mecanismos de arbitraje preestablecidos o en el respectivo contrato, como tambien las estipulaciones por las que se haya fijado o se fije domicilio especial y se haya designado o se designe mandatario en el extranjero para los efectos del contrato.

Lo dispuesto en los incisos anteriores igualmente es aplicable a los actos y contratos por los cuales el Estado de Chile o sus organismos, instituciones y empresas, hayan otorgado u otorguen, en cualquier forma, su garantia a terceros en los contratos a que se refiere el inciso primero. En virtud del sometimiento a la jurisdiccion de un tribunal extranjero, cesara el derecho a invocar la inmunidad de jurisdiccion, a menos de estipulacion expresa en contrario.

Articulo 2.- Declarase que el Estado de Chile y sus organismos, instituciones o empresas, podran renunciar a la inmunidad de ejecucion en los contratos referidos en el articulo anterior. Con todo, tal renuncia se entendera limitada al cumplimiento de sentencias recaidas en litigios derivados del contrato especifico en que ella se haya convenido. Tratandose de organismos, instituciones y empresas con personalidad juridica distinta a la del Estado, la renuncia afectara exclusivamente los bienes del dominio de la entidad contratante.


La renuncia pactada en los contratos a que se refiere este articulo, celebrados con anterioridad a la vigencia de este decreto ley, se entendera valida con las mismas limitaciones senaladas en el inciso anterior.

Articulo 3.- Para los efectos de este decreto ley, se entendera por organismos, instituciones y empresas del Estado, todo servicio publico, institucion fiscal o semifiscal, centralizada o descentralizada, empresa del Estado y, en general, todo organismo autonomo creado por ley como, asimismo, toda empresa, sociedad o entidad publica o privada en que el Estado o sus empresas, sociedades o instituciones, centralizadas o descentralizadas, tengan aportes de capital, representacion o participacion superiores al 50% del capital social, aun cuando se exija norma expresa para aplicarles las disposiciones legales del sector publico.


Articulo 4.- Para que los contratos y estipulaciones indicados en los articulos 1 y 2 convenidos con posterioridad a la vigencia del presente decreto ley, queden regidos por sus disposiciones, sera necesario que la sumision al derecho extranjero o a tribunales extranjeros, el senalamiento de domicilio, la designacion de mandatario en el extranjero y la renuncia a la inmunidad de ejecucion, cuenten con la autorizacion del Presidente de la Republica, dada mediante decreto del Ministerio de Hacienda. Se exceptuan de esta exigencia el Banco Central y el Banco del Estado de Chile.

El Presidente de la Republica podra otorgar su autorizacion en general a determinados organismos, instituciones o empresas del Estado, o en particular para algunas clases de contrato. En todo caso, esta autorizacion no podra concederse por un plazo superior a un ano; pero podra renovarse.


La autorizacion a que se refiere este articulo no excluye otras necesarias en razon de la naturaleza del contrato de que se trate.


Articulo 5.- Sin perjuicio de la validez de las estipulaciones contenidas en actos o contratos ya celebrados, no valdra renuncia alguna en cuanto a la inmunidad de ejecucion respecto de los fondos, derechos y bienes que el Banco Central de Chile mantuviere en el extranjero, por cuenta propia, salvo que dicha renuncia se refiera a obligaciones contraidas por dicho Banco.

Articulo 6.- No procedera renuncia alguna de inmunidad de ejecucion respecto de los bienes inmuebles y del mobiliario destinados a mantener una mision diplomatica o consular o la residencia del jefe de ellas.

No valdra renuncia alguna de inmunidad de ejecucion con respecto a bienes destinados a fines militares, tanto aquellos que sean propiamente de caracter militar como aquellos que se encuentren bajo el control de una autoridad militar
o agencia de defensa.


Articulo 7.- Las estipulaciones contenidas en los articulos 1 y 2 no podran pactarse en los contratos que se celebren en conformidad al decreto ley numero 600 de 13 de Julio de 1974, y sus modificaciones.

Asimismo, no procederan en los contratos que se celebren sobre concesiones de bienes fiscales, ni en los actos o contratos que celebren los organismos, instituciones o empresas del Estado de Chile, cuando la legislacion particular por la cual se rijan excluya en forma expresa la sumision a la ley o tribunal extranjeros, o disponga que los diferendos que de ellos deriven deban ser sometidos a la ley chilena o a tribunales nacionales.


Articulo 8.- La designacion de mandatarios especiales a que se refiere el articulo 1 solo podra recaer, en el futuro, en un consul chileno general o particular o de distrito, en alguna agencia u oficina de organismos, instituciones o empresas del Estado de Chile con sede en el extranjero, o en el representante legal de dicha agencia u oficina.

Articulo 9.- Cualquier Estado extranjero y sus organismos, instituciones y empresas podran impetrar en Chile la inmunidad de jurisdiccion y de ejecucion, segun el caso, en los mismos terminos y con igual amplitud e identicas excepciones como la reconociere su propia legislacion en favor del Estado de Chile o de sus organismos, instituciones y empresas.

Articulo 10.- Sustituyese el N 3 del articulo 245 del Codigo de Procedimiento Civil, por el siguiente:

        "3.- Que la parte en contra de la cual se invoca la sentencia haya sido debidamente notificada de la accion. Con todo, podra ella probar que, por otros motivos, estuvo impedida de hacer valer sus medios de defensa."

Articulo 11.- Declarase que las operaciones de credito con el exterior, pactadas con instituciones o empresas bancarias o financieras, extranjeras o internacionales, han estado y estaran sometidas, en cuanto a estipulaciones sobre intereses, comisiones, recargos, pago anticipado y demas condiciones financieras, a las modalidades usuales imperantes en el mercado externo de capitales, sin que les sean aplicables las disposiciones limitativas sobre la materia de la legislacion nacional.

Se presume que las condiciones contenidas en operaciones aprobadas por el Banco Central de Chile son las imperantes en el respectivo mercado externo de capitales.

Articulo transitorio.- Lo dispuesto en el inciso primero del articulo 4 y en el articulo 8 no se aplicara a las operaciones aprobadas por la autoridad competente con anterioridad a la vigencia de este decreto ley.

                                    [omitido]

                               GOBIERNO DE CHILE
                             MINISTERIO DE HACIENDA

REF.: AUTORIZA OPERACION DE EMISION Y COLOCACION DE BONOS EN EL EXTERIOR Y AUTORIZA SUSCRIPCION DE CONTRATOS DE CANJE DE TASAS DE INTERES ("SWAPS") CON BANCOS O INSTITUCIONES FINANCIERAS NACIONALES O EXTRANJERAS.

N 1/

SANTIAGO, [2] de enero de 2003.-

VISTOS: El articulo 32 numero 8 de la Constitucion Politica de la Republica de Chile, el articulo 3 de la Ley 19.842, los articulos 45 y 46 del decreto ley N 1.263, de 1975, y el decreto ley N 2.349, de 1978,

DECRETO:

1. AUTORIZASE al Ministro de Hacienda o al Embajador Consul General de Chile en Nueva York, actuando indistintamente uno cualquiera de ellos, para que representen a la Republica de Chile en la operacion de emision y colocacion de bonos globales a ser emitidos por la Republica de Chile por un monto maximo de hasta US$ 1.000.000.000,00 (mil millones de dolares de los Estados Unidos de America).

         En uso de esta facultad, los personeros antes mencionados podran celebrar, otorgar, ejecutar y suscribir todos los actos, contratos y documentos que sean necesarios para la emision, registro, colocacion y enajenacion de los bonos a las instituciones financieras del exterior comprometidas en su adquisicion y colocacion, tales como los siguientes documentos que entre otros, regularan la operacion: (i) el contrato de colocacion, por el cual dichas instituciones se obligaran a adquirir y colocar los bonos, (ii) una o mas solicitudes de registro de la emision de bonos a que alude este Decreto Supremo, ante organismos administrativos y/o bolsas de valores, y modificaciones a las mismas, y (iii) el contrato de agencia fiscal, cualquier modificacion a este o algun contrato de agencia fiscal de que sea parte la Republica de Chile en la actualidad.

2. LOS RECURSOS obtenidos de la colocacion de estos bonos se destinaran a cumplir obligaciones de la Partida 50 Tesoro Publico: inversion financiera y prepago de deuda publica.

3. LAS CARACTERISTICAS y condiciones financieras de la emision de bonos seran las siguientes:

          Denominacion minima: Los bonos tendran una denominacion minima de US$ 1.000,00 (mil dolares de los Estados Unidos de America) cada uno.

          Precio de Venta: A lo menos un 96,0% de su valor par.

          Fecha de Colocacion: Durante el transcurso del ano 2003.

          Tasa de Interes: Hasta el 7,5% anual.

          Pago de Intereses: Semestralmente, pagaderos al final de cada periodo de intereses.

          Vencimiento: 10 anos a contar de su fecha de emision.

          Amortizacion: Una sola cuota por el total del capital suscrito, pagadera a la fecha de vencimiento.

          Comision de participacion: Hasta un 0,35% sobre el monto total de los bonos efectivamente suscritos, pagadera en dolares de los Estados Unidos de America, cantidad que sera deducida de los recursos obtenidos de la colocacion de los bonos.

          Otros Gastos: Asimismo, podra convenirse el pago de otras obligaciones pecuniarias usuales para este tipo de operaciones en los mercados financieros internacionales, tales como intereses penales, compensaciones, comision de agencia, tarifa de registro, tarifa de lista en bolsa, honorarios por calificacion de riesgo respecto de los bonos y de su emisor, y otros honorarios y reembolsos de gastos que se irroguen con relacion a esta emision de bonos.

4. AUTORIZASE al Tesorero General de la Republica para que represente a la Republica de Chile en la administracion de esta emision de bonos. En uso de esta facultad podra:

          (a) Pagar los intereses, compensaciones, comisiones, honorarios y gastos que procedan de acuerdo a este Decreto;

          (b) Rescatar los bonos a la fecha de su vencimiento, pudiendo celebrar acuerdos especiales para el rescate anticipado de los mismos. En este caso, el rescate podra hacerse en cualquier momento, en todo o en parte, a prorrata, sin premio ni sancion.

5. EL RESCATE de los bonos, el pago de los intereses, comisiones, compensaciones, honorarios y otros gastos los efectuara la Tesoreria General de la Republica con cargo a los fondos que anualmente se consulten en el Programa Servicio de la Deuda Publica de la Partida presupuestaria Tesoro Publico.

6. LOS CONTRATOS y documentos que se otorguen en virtud de lo dispuesto en el N 1 de este Decreto deberan, ademas, ser firmados por el Tesorero General de la Republica y refrendados por el Contralor General de la Republica, en virtud de lo dispuesto en los articulos 45 y 46 del Decreto Ley N 1.263, de 1975.

7. AUTORIZASE al Embajador Consul General de Chile en Nueva York para que en caso que los contratos y documentos a que se refiere el N 1 de este Decreto se otorguen o suscriban en el exterior y el Tesorero General de la Republica no concurra a su otorgamiento, suscriba u otorgue dichos contratos y documentos en su representacion, y para que en representacion del Contralor General de la Republica, y a su pedido, proceda a su refrendacion.



..8. AUTORIZASE al Ministro de Hacienda o al Embajador Consul General de Chile en Nueva York, actuando indistintamente uno cualquiera de ellos, para que represente a la Republica de Chile en la celebracion de uno o mas contratos de canje ("swap") de tasas de interes, con uno o mas bancos o instituciones financieras nacionales o extranjeras, con el objeto de propender a la mejor administracion financiera del servicio de la deuda publica externa constituida por bonos emitidos por la Republica de Chile en virtud de lo establecido en el presente Decreto. En virtud del o los contratos de canje de tasas de interes antedichos, la Republica de Chile y su contraparte podran intercambiar sus respectivas obligaciones de pago de intereses en cuyo caso, la primera, que serviria su deuda publica externa constituida por los bonos antes mencionados a tasa fija, podra, en su reemplazo, servirla a tasas de interes variable.

         En uso de esta facultad, cada uno de los personeros antes mencionados podran celebrar, otorgar, ejecutar y suscribir todos los actos, contratos y documentos que sean necesarios o conducentes para el perfeccionamiento y ejecucion de la o las referidas operaciones de canje de tasas de interes, entre ellos el contrato denominado "ISDA Master Agreement" (Contrato maestro propuesto por la Asociacion Internacional de Canje y Derivados) y sus anexos y demas contratos auxiliares.

9. LOS INGRESOS netos que eventualmente obtenga la Republica de Chile en las liquidaciones periodicas que tengan lugar bajo las operaciones de canje de tasas de interes que se autorizan por medio de este Decreto, seran destinados a cumplir obligaciones de la Partida 50 Tesoro Publico: inversion financiera y prepago de deuda publica.

 10. LOS PAGOS netos que la Republica de Chile deba efectuar en virtud de las referidas liquidaciones periodicas, asi como el pago de eventuales intereses moratorios, comisiones, compensaciones, honorarios y otros gastos, los efectuara la Tesoreria General de la Republica con cargo a los fondos que anualmente se consulten en el Programa Servicio de la Deuda Publica de la Partida presupuestaria Tesoro Publico.


11. LOS TERMINOS Y CONDICIONES FINANCIERAS que se podran pactar bajo los contratos de canje de tasas de interes que se suscriban por la Republica de Chile, asi como sus anexos y documentacion complementaria, deberan sujetarse a lo siguiente:


        Monto Autorizado: La operacion de canje, en su conjunto, debera contemplar un capital "nocional" que, en todo tiempo, no podra exceder la cantidad total de US$ 1.000.000.000,00 (mil millones de dolares de los Estados Unidos de America).

        Vigencia: Las operaciones antes referidas solo podran entrar en vigencia en tanto se haya otorgado el contrato de canje respectivo, y estas se podran extender, como maximo, hasta la fecha de pago de intereses y/o amortizaciones que corresponda efectuar por la Republica de Chile en el ano 2013 en relacion con la emision de bonos que se autoriza en este Decreto.

        Contraparte: Uno o mas bancos o instituciones financieras internacionales que tengan, cada uno, una clasificacion de riesgo no inferior, en todo tiempo, a A, o su equivalente.

        Fechas de Pago: Los pagos que resulten de las liquidaciones periodicas que tengan lugar bajo el o los contratos de canje deberan coincidir con las fechas de pago de los vencimientos semestrales de intereses pactados en las emisiones de bonos soberanos antes referidas y/o de las amortizaciones respectivas de sus capitales.

        Tasas y Monedas de Intercambio: Se autoriza intercambiar los pagos bajo la tasa de interes fija pactada en la emision de bonos soberanos por tasas de interes variable sobre base LIBOR.

        Comision: Sin comision.

        Otros pagos: Asimismo podra convenirse el pago de otras obligaciones pecuniarias usuales para este tipo de operaciones tales como eventuales intereses penales para el caso de incumplimiento o atraso e indemnizaciones; asi como honorarios profesionales y reembolso de gastos que se irroguen, todo ello en terminos y condiciones de mercado habituales.


12. AUTORIZASE al Tesorero General de la Republica para que represente a la Republica de Chile en la administracion de esta operacion de canje de tasas de interes. En uso de esta facultad, podra efectuar los pagos que procedan de acuerdo a este Decreto.

13. LOS CONTRATOS y documentos que se otorguen en virtud de lo dispuesto en el N 8 de este Decreto deberan, ademas, ser suscritos por el Tesorero General de la Republica y refrendados por el Contralor General de la Republica.

         Sin perjuicio de lo anterior, cualesquier "carta de confirmacion" que emita la Republica de Chile para confirmar los terminos especificos de una operacion de canje efectuada bajo el marco y vigencia de un contrato "ISDA Master Agreement", podran ser firmadas solo por el Ministro de Hacienda en representacion de la Republica de Chile, debiendo enviarse en cada caso, para efectos de control interno y contabilidad, copia al Tesorero General de la Republica y al Contralor General de la Republica.

14. AUTORIZASE al Embajador Consul General de Chile en Nueva York, para que, en caso que los contratos y documentos a que se refiere el N 8 de este Decreto se otorguen o suscriban en el exterior y el Tesorero General de la Republica no concurra a su otorgamiento, suscriba u otorgue dichos contratos y documentos en su representacion, y para que en representacion del Contralor General de la Republica, y a su solicitud, proceda a su refrendacion.

15. AUTORIZASE a los personeros mencionados en el articulo 1 para que, en los contratos y documentos que suscriban en virtud de lo dispuesto en este Decreto, acepten estipulaciones que establezcan que dichos contratos quedaran sometidos al derecho o a tribunales extranjeros: igualmente dichas estipulaciones podran disponer la renuncia a la inmunidad de ejecucion, el senalamiento de domicilio y la designacion de mandatarios en el extranjero.

TOMESE RAZON, COMUNIQUESE Y PUBLIQUESE

                                  RICARDO LAGOS ESCOBAR
                                   Presidente de la Republica

NICOLAS EYZAGUIRRE GUZMAN
      Ministro de Hacienda

(El Decreto Supremo transcrito mas arriba fue publicado en el Diario Oficial el [7] de enero de 2003)

Free Translation by Alcano Rodriguez y Sahli

                             POLITICAL CONSTITUTION
                            OF THE REPUBLIC OF CHILE

                                    [omitted]

  Article 32.- The President of the Republic shall have the following special authorities:

                                    [omitted]

  8th. To exercise regulatory authority in all such matters that are not inherent to the legal scope, notwithstanding the power to rule other regulations, decrees and instructions that he/she believes convenient for the application of the laws.

                                    [omitted]

  Article 60.- Matters of law only are:

                                    [omitted]

  7) Those authorizing the State, its agencies and municipalities to take on borrowings, which shall be used to the financing of specific projects. The law shall indicate the sources of funds against which the debt must be serviced. However, a qualified quorum law will be required to authorize the taking on borrowings which expiration dates are beyond the term of office of the respective president.


  The provisions in this number shall not apply to the Central Bank.

                                    [omitted]

                                 LAW NO. 19, 842
                           APPROVES THE PUBLIC SECTOR
                                 BUDGET LAW FOR
                                      2003

                                    [omitted]

              II.- PROVISIONS COMPLEMENTARY

  Article 3.- The President of the Republic is authorized to incur indebtedness in the country or abroad, either in national or foreign currency, for up to the amount of US$ 1,325,641 thousand, which as indebtedness, it is included in the Calculation of Nation General Income.

  He is also authorized to incur, either within the country or abroad, in indebtedness for the amount up to US$ 174,359 thousand or its equivalent in other foreign or national currencies.

  For purposes of this article, bonds and other documents may be issued and placed in national or foreign currency, which may bear the printed signature of the Treasurer General of the Republic.

  The portion of the indebtedness incurred under this authorization that is amortized in the 2003 budgetary fiscal year and those which are incurred in order to perform the payment in advance of liabilities incurred in former fiscal years, agreeing thereupon terms equal or shorter than the average term for the service of the liabilities that shall be extinguished, deducted the amortizations included in this law for year 2003, will not be considered in the calculation of indebtedness margin set forth in the foregoing paragraphs.

  The authorization granted to the President of the Republic shall be exercised by supreme decrees issued through the Ministry of Finance, which shall identify the specific allocation of the indebtedness to be incurred and indicate the sources of funding against which the debt must be serviced. A copy of these decrees shall be sent to the Senate and House of Representatives' Finance Committees within the 10-day term following the date of their complete processing.

  In the decrees to be issued according to the preceding paragraph, it may be included the authority to enter into interest and currency swap agreements with respect to the so authorized liabilities, upon the terms established therein or in those likewise enacted to such effect.


                                    [omitted]



                          ORGANIC DECREE LAW NO. 1,263
                  ON FINANCIAL ADMINISTRATION OF THE GOVERNMENT

  Witnessed:  The  provisions  in decree laws 1 and 128
  of 1973 and 527 of 1974,  the Governing  Junta of the
  Republic   of  Chile  has   resolved  to  decree  the
  following

  Decree law:

                                    [omitted]

  ARTICLE 45 The Treasurer General of the Republic shall subscribe government credit securities in the indebtedness assumed by the government.

            Such securities, which should be signed abroad, may be subscribed by the official appointed by the President of the Republic in replacement of the Treasurer General.

  ARTICLE 46 The Comptroller General of the Republic shall authenticate all public debt securities that are issued.

            No public debt security will be valid unless it is authenticated by the Comptroller General of the Republic or another official or institution designated by the President at the proposal of the Comptroller General.

            The office of the Comptroller General of the Republic will keep an account of all public indebtedness.

  Article 47 The government may place public debt securities directly on the capital market through the Treasury General of the Republic or indirectly through placement by means of national or foreign financial consortiums or agents such as commercial banks, stock exchanges or akin.


            It may be established that a fee will be paid upon placement of these securities.

                                    [omitted]



                              DECREE LAW NO. 2,349
                              ESTABLISHES RULES ON
                            INTERNATIONAL AGREEMENTS
                              FOR THE PUBLIC SECTOR

   Witnessed:  the  provisions in Decree Laws No. 1 and
   128 of 1973; No. 527 of 1974; No. 991 of 1976, and

   Whereas:

   1st.- It is a generalized commercial practice, also applicable to in our country, that in international agreements concerning net-worth-related businesses and transactions entered into by and between the State or its agencies, institutions and companies with foreign or international agencies, institutions or companies whose principal center of business is abroad, certain stipulations are inserted by virtue of which they are subjected to certain foreign legislation, they submit disputes to the jurisdiction of foreign courts, being them normal courts or arbitration tribunals, they agree to establish a special foreign domicile and they establish mechanisms that configure the procedural relationship.

   2nd.- Within the Chilean judicial system, such stipulations are lawful and as such, are frequently applied in contracts entered into between private parties. They are also set out in the Code of Private International Law approved at the Sixth American International Conference, which has been in force in our country since 1934.


   3rd.- Notwithstanding the full force of the regulations which give private parties the freedom to stipulate, it is convenient to regulate certain matters of the type mentioned above relative to the public sector according to our legal system, determining the scope of application of such stipulations and their effects.


   Furthermore, it is necessary to modify some existing rules in order to harmonize them with these regulations.

   The Governing Junta of the Republic of Chile has agreed to dictate the following

   Decree Law:

   Article 1.- The covenants which subject international agreements to foreign law, whose principal objective is related to business or transactions that are economic or financial in nature, entered into by international or foreign agencies, institutions or companies, whose principal center of business is abroad, with the Republic of Chile or its agencies, institutions or companies, are hereby declared valid.

   Equally valid are stipulations by which disputes under such agreements have been or are subject to the jurisdiction of foreign courts, including arbitration tribunals provided for in pre-established arbitration mechanisms or in the respective contract, as well as stipulations that have designated or designate a particular domicile or representative abroad for the purposes of the agreement.


   The provisions in the above subparagraphs are equally applicable to acts and contracts for which the Government of Chile or its agencies, institutions and companies have granted or grant their guaranty, in any manner, to third parties in the contracts referred to in the first paragraph. By virtue of submission to the jurisdiction of a foreign court, the right to invoke immunity from jurisdiction will cease, unless is expressly otherwise stipulated.

   Article 2.- It is hereby declared that the government of Chile and its agencies, institutions or companies may waive immunity from enforcement in the agreements referred to in the preceding article. However, such waiver will be understood to be limited to performance of awards rendered in litigation relating to the specific agreement in which such waiver was agreed. In relation to agencies, institutions and companies whose legal capacity is separate from that of the State, the waiver will affect exclusively the property of the contracting party.

   The waiver agreed to in the contracts to which this article refers, entered into prior to the effectiveness of this decree law, will be considered valid according to the same limitations indicated in the preceding paragraph.

   Article 3.- For purposes of this decree law, agencies, institutions and companies of the State will be understood to include all public services, fiscal or semi-fiscal institutions, be they centralized or decentralized, State-owned companies and, in general, every autonomous agency created by law, as well as all corporations, enterprises or public or private entities in which the State or its corporations, enterprises or institutions, be they centralized or decentralized, have made capital contributions, are represented or hold interests in excess of 50% of the equity capital, even though specific regulations are required to enforce the public sector laws thereagainst.

   Article 4.- In order for the agreements and stipulations indicated in articles 1 and 2, entered into subsequently to the effectiveness of this decree law, to be ruled by its provisions, the President of the Republic must, through a decree of the Minister of Finance, authorize the submission to foreign law or foreign courts, the election of domicile, the appointment of representatives abroad and the waiver of immunity from enforcement. The Central Bank and the Bank of the State of Chile are exempted from this requirement.

   The President of the Republic may grant his authorization in general to specific agencies, institutions or companies of the government or for specific types of contracts in specific cases. In any case, this authorization may not be granted for a term longer than one year, although it may be renewed.

   The authorization to which this article refers does not exclude other authorizations that may be necessary due to the nature of any specific agreement.

   Article 5.- Without prejudice to the validity of the stipulations contained in existing acts or contracts, no waiver of immunity from enforcement will be valid regarding the funds, rights and assets that the Central Bank of Chile may maintain abroad of its own account, unless the waiver refers to obligations contracted by said Bank.


   Article 6.- No waiver of immunity from enforcement will apply regarding the real estate, furniture and fixtures, destined to be used by a diplomatic or consular mission or the residence of the head of any such a mission.

   No waiver of immunity from enforcement will be valid in relation to properties destined for military use, whether property with expressly military characteristics or property that is under the control of military authorities or defense agencies.

   Article 7.- The stipulations contained in articles 1 and 2 may not be convened in the agreements under the decree law number 600 dated as of July 13, 1974, as amended.

   Likewise, such stipulation will not be valid in agreements concerning concession of public property nor in acts and agreements entered into by and between agencies, institutions and companies of the State if their specific regulation has expressly excluded the subjecting to the law or jurisdiction of a foreign country, or that may establish that the disputes derived from those acts or agreements shall be subjected to the jurisdiction of Chilean law or national courts.

   Article 8.- The designation of special representatives that is referred to in article 1 may, in the future, only fall upon the general, specific or district Chilean Consul, upon an agency or office of an agency, institution or company of the State of Chile located abroad, or upon the legal representative of said agency or office.

   Article 9.- Any foreign State and its agencies, institutions and companies may request immunity from jurisdiction and enforcement in Chile, as applicable, under the same terms and with the same scope and exceptions recognized to the State of Chile or its agencies, institutions and companies in its legislation.

   Article 10: Number 3 of Article 245 of the Civil Procedure Code will be replaced by the following:

            "3.- The party against whom the judgment is brought has been duly served the action. However, such party may prove that, for other reasons, it was unable to exercise its means of defense."

   Article 11.- It is hereby declared that credit transactions abroad entered into with banks or financial institutions, be they international or foreign, have been and will be subject to the prevailing and usual practices on foreign capital markets regarding stipulations on interests, commissions, surcharges, prepayment and other financial conditions. The limitations of domestic law will not apply to them.


   It will be presumed that the conditions contained in transactions approved by the Central Bank of Chile are those prevailing on the respective foreign capital market.

   Transitory Article.- The provisions in paragraph first of Article 4 and in
   Article 8 will not be applied to transactions approved by a competent authority prior to the effectiveness of this decree law.

                                    [omitted]



                               GOVERNMENT OF CHILE
                               MINISTRY OF FINANCE

   RE:    AUTHORIZES  THE  ISSUANCE  AND  PLACEMENT  OF
          BONDS  ABROAD  AND  AUTHORIZES  THE  ENTERING
          INTO OF INTEREST  RATE SWAP  AGREEMENTS  WITH
          FOREIGN BANKS OR FINANCIAL INSTITUTIONS.


   No. 1/

   SANTIAGO, January [2], 2003.-

   IN VIEW OF: Article 32, number 8, of the Political Constitution of the Republic of Chile, article 3 of Law 19,842, articles 45 and 46 of Decree Law 1263, of 1975 and Decree law No. 2349, of 1978,

   I DO DECREE THAT:

   1. Any of the Ministry of Finance or the Ambassador or the Consul General of Chile in New York, indistinctly, ARE AUTHORIZED to act on behalf of the Republic of Chile in the transaction consisting to issue and place global bonds, to be issued by the Republic of Chile for an aggregate amount of US$ 1,000,000,000 (one billion U.S. dollars).

            In use of this authority, the aforesaid representatives may execute, issue, enter into and sign all acts, contracts and documents required for the issuance, registration, placement and transfer of the bonds to financial institutions abroad committed to the acquisition and placement thereof, such as the following documents, which, among others, will govern the transaction:
   (i) the underwriting agreement whereby such institutions will undertake to acquire and place the bonds, (ii) one or more registration applications concerning the bond issuance referred to herein, with administrative agencies and/or stock exchanges, and the amendments thereto, and (iii) the fiscal agency agreement, any amendment thereto or to any fiscal agency agreement in which the Republic of Chile is currently a party thereto.

   2. THE FUNDING received from the placement of these bonds will be allocated to fulfillment of the obligations of Item 50 Public Treasury: financial investment and prepayment of public debt.

   3. THE CHARACTERISTICS and financial conditions of the bond issuance will be:

            Minimum denomination: The bonds will be for a minimum of US$ 1,000.00 (one thousand U.S. dollars) each.


            Sale Price: At least, 96.0% of their par value.

            Placement Date: During year 2003.


            Interest Rate: Up to 7.5% annually.

            Interest Payment: Semi-annually, payable at the end of each interest period.

            Maturity: 10 years as of their issuance date.

            Amortization: One single installment for all of the subscribed capital, payable at maturity date.

            Participation Fee: Up to 0.35% of the aggregate of the bonds actually subscribed, payable in U.S. dollars. This sum will be deducted from the proceeds obtained from the bond placement.


            Other Expenses: Likewise, payment may be agreed of other monetary obligations ordinary in this type of transaction on international markets, such as default interest, set-offs, agency fees, registration fee, listing fee, risk rating fee (concerning the bonds and the issuer), and other fees and incurred expenses reimbursements in connection with this bond issuance.

   4. The Treasurer General of the Republic IS AUTHORIZED to represent the Republic of Chile in the administration of this bond issuance. In use of this authority he may:

            (a) Pay the interest, set-offs, commissions, fees and expenses that arise pursuant to this Decree;

            (b) Redeem the bonds at maturity and enter into special agreements for early redemption thereof. In this case, the redemption may be at any time, either in whole or in part, proportionally, without premium or sanction.

   5. The REDEMPTION of the bonds, the payment of interest, commissions, set-offs, fees and other expenses shall be made by the Treasury General of the Republic by using the funds that are allocated annually to the Public Debt of the budget item Servicing Program of the Public Treasury.

   6. THE AGREEMENTS and documents that are executed by virtue of the provisions in number 1 of this Decree shall also be signed by the Treasurer General of the Republic and countersigned by the Comptroller General of the Republic by virtue of articles 45 and 46 of Decree Law No. 1263 of 1975.

   7. The Ambassador and Consul General of Chile in New York IS AUTHORIZED to sign or execute the agreements and documents indicated in No. 1 of this Decree that are signed or executed abroad on behalf of the Treasurer General of the Republic, should he be unable to so sign and execute, and to authenticate the same on behalf of the Comptroller General of the Republic, should this latter so request.

   8. Any of the Ministry of Finance or the Ambassador or the Consul General of Chile in New York, indistinctly, ARE AUTHORIZED to act on behalf of the Republic of Chile in the execution of one or more interest rate swap agreements with one or more banks or national or foreign financial institutions in order to lead to the best financial management of the foreign public debt incurred through the bonds issued by the Republic of Chile upon the provisions herein. By virtue of the aforesaid interest rate swap agreement(s), the Republic of Chile and its counterpart may exchange their respective payment obligations, in which event, the former may serve its external public indebtedness created though the aforementioned bonds, at variable interest rates in their stead.

            In the use of this authority, each of the above-mentioned officers may enter into, execute and subscribe any act, contract and document that may be necessary or leading to the consummation and execution of the aforesaid interest rate swap transaction(s), including the contractual form identifies as ""ISDA Master Agreement" and the schedules thereto and other ancillary contracts.

   9. The net PAYMENTS that may be potentially received by the Republic of Chile from the periodical settlements occurring as a result of the interest rate swap transactions that are hereby authorized shall be allocated to fulfillment of the obligations stipulated in Item 50 Public Treasury: financial investment and prepayment of public debt.

   10. The net PAYMENTS that the Republic of Chile should have to make by virtue of the aforesaid periodical settlements, as well as the payment of potential default interests, commissions, set-off amounts, fees and other expenses will be made by the Treasury General of the Republic by using the funds that are annually allocated in the Public Debt Service Program of the budget item Public Treasury.

   11. THE FINANCIAL TERMS AND CONDITIONS that may be agreed upon under the interest rate swap agreements to be subscribed by the Republic of Chile, and the schedules and supplementary documents thereto, shall be subject to the following:

             Authorized Amount: The swap transaction, as a whole, shall consider a "notional" capital that may never exceed the total amount of US$ 1,000,000,000.00 (one billion U.S. dollars).


             Effective Term: The above-mentioned transactions may only become effective once the respective swap agreement has been executed, and may, as a maximum, extend to the payment date of the interests and/or amortizations to be made by the Republic of Chile in 2013 regarding the issuance of bonds that is hereby authorized.

             Counterpart: One or more banks or financial institutions, each having a risk rate not lower than A, or the equivalent thereof.

             Payment Dates: Payments resulting from the periodical settlements under the swap agreement(s) shall coincide with the payment dates of the semi-annual maturities of the interest agreed upon under the sovereign bond issuances above mentioned and/or the respective amortizations of the principal thereof.

             Rates and Exchange Currencies: Payments to be made at the fixed interest rate agreed upon under the sovereign bond issuance are hereby authorized to be made at the variable interest rate based on LIBOR.

             Commission: No commission.

             Other Payments: Likewise, payment of other monetary obligations ordinary in this type of transactions may be agreed, such as eventual default interest in the case of noncompliance or delay, and indemnities, as well as professional fees and incurred expenses reimbursements, all this in the usual terms and conditions in the market.

   12. The Treasurer General of the Republic is AUTHORIZED to act on behalf of the Republic of Chile in the management of this interest rate swap transaction. In using of this authority, he may make the applicable payments pursuant to this Decree.

   13. THE AGREEMENTS and documents that may be executed by virtue of the provisions in No. 8 hereof shall also be subscribed by the Treasurer General of the Republic and authenticated by the Comptroller General of the Republic.

            Notwithstanding the foregoing, any "confirmation letter" that may be issued by the Republic of Chile in order to ratify the specific terms of any swap transaction executed under a ISDA Master Agreement, may be solely signed by the Minister of Finance on behalf of the Republic of Chile, and a copy thereof should be sent to the Treasurer General of the Republic and the Comptroller General of the Republic for purposes of internal control and accounting.

   14. The Ambassador and Consul General of Chile in New York IS AUTHORIZED to sign or execute the agreements and documents indicated in No. 8 of this Decree, which are to be signed or executed abroad, should the Treasurer General of the Republic is unable to so sign or execute, and to authenticate the same on behalf of the Comptroller General of the Republic, should this latter so request.


   15. The persons indicated in No. 1 of this Decree ARE AUTHORIZED to accept stipulations in the agreements and documents they sign by virtue of this Decree that provide that said agreements will be governed by foreign law or courts; and such stipulations may also provide for a waiver of immunity from execution, indicate registered offices and appoint representatives abroad.


   TO BE RECORDED, NOTIFIED AND PUBLISHED.

                                  RICARDO LAGOS ESCOBAR
                                   President of the Republic

   NICOLAS EYZAGUIRRE GUZMAN
      Minister of Finance

   (The Supreme Decree transcribed above has been published in the Official Gazette on January [7], 2003)

                                                                       Exhibit F
                                                                       ---------

               [LETTERHEAD OF CLEARY, GOTTLIEB, STEEN & HAMILTON


Writer's Direct Dial:  (212) 225-2180

                                                                 January 6, 2003

The Republic of Chile
Ministry of Finance of the Republic of Chile
Teatinos 120, piso 12
Santiago, Chile

Ladies and Gentlemen:

         We have acted as special New York counsel to the Republic of Chile (the "Republic") in connection with the preparation and filing by the Republic with the Securities and Exchange Commission (the "Commission") under Schedule B of the Securities Act of 1933, as amended (the "Securities Act") of a registration statement filed on the date hereof (the "Registration Statement"), pursuant to which the Republic proposes to issue and sell from time to time up to $2,000,000,000 aggregate principal amount of its debt securities (the "Debt Securities") and/or warrants to purchase Debt Securities. The Debt Securities are to be issued pursuant to a fiscal agency agreement dated as of October 16, 2001 (as amended from time to time, the "Fiscal Agency Agreement"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

                  We have examined and relied on the originals or copies, certified or otherwise identified to our satisfaction, of such instruments and other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

                  Based on the foregoing and subject to the further assumptions and qualifications set forth below, it is our opinion that when (i) any such other fiscal agency agreement under which the Debt Securities are issued has been duly authorized by the Republic and duly executed and delivered by the parties thereto; (ii) an Authorization Certificate, substantially in the form filed as an exhibit to the Fiscal Agency Agreement (or any such other fiscal agency agreement), establishing the terms of a series of the Debt Securities, has been duly authorized by the Republic and duly executed and delivered by the Republic in accordance with the Fiscal Agency Agreement (or any such other fiscal agency agreement) and (iii) the Debt Securities, in substantially the form set forth as an exhibit to the Fiscal Agency Agreement (or any such other fiscal agency agreement) and annexed to the Authorization Certificate, have been duly authorized by the Republic and duly executed and authenticated in accordance with the Fiscal Agency Agreement (or any such other fiscal agency agreement), and duly delivered and paid for by the purchasers thereof, such Debt Securities will constitute valid, binding and enforceable obligations of the Republic, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and to possible judicial action giving effect to foreign governmental actions or foreign laws affecting creditors' rights.

         In giving the foregoing opinion, we have assumed that (a) the Republic and each other party to the Fiscal Agency Agreement will at the time it is executed satisfy those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Republic regarding matters of the federal law of the United States of America or the law of the State of New
York), (b) any terms of the Debt Securities that are not contained in the forms thereof set forth as an exhibit to the Fiscal Agency Agreement will comply with applicable law and will be valid, binding and enforceable, (c) the interest rate on the Debt Securities will not exceed the maximum rate permitted by applicable law, and (d) any such other fiscal agency agreement is substantially similar to the Fiscal Agency Agreement. In addition, we note that the enforceability in the United States of the waiver by the Republic of its immunities from court jurisdiction and from legal process, as set forth in the Fiscal Agency Agreement and the Debt Securities, is subject to the limitations imposed by the United States Foreign Sovereign Immunities Act of 1976.

                  The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York. In particular, to the extent that the law of the Republic is relevant to the opinions expressed above, we have, without making any independent investigation, assumed the correctness of, and our opinion is subject to any qualifications, assumptions and exceptions set forth in, the opinion of Alcaino, Rodriguez & Sahli, special Chilean counsel to the Republic, dated as of the date hereof and included as Exhibit E to the Registration Statement filed as of the date hereof.


                  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement filed on the date hereof and to the references to us under the headings "Validity of the Securities" in the prospectus included in the Registration Statement filed on the date hereof and in any prospectus supplement relating thereto. In giving such consent, we do not thereby admit that we are experts with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term "expert" as used in the Securities Act, or the rules and regulations of the Commission issued thereunder.

                                             Very truly yours,

                                             CLEARY, GOTTLIEB, STEEN & HAMILTON



                                             By /s/ Roger W. Thomas, a Partner
                                               ------------------------------
                                                 Roger W. Thomas, a Partner